      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999


                                                      REGISTRATION NO. 333-75687
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                                 USA.NET, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             4822                            84-1163852
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                    1155 KELLY JOHNSON BOULEVARD, SUITE 400
                           COLORADO SPRINGS, CO 80920
                                 (719) 265-2930
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 JOHN W. STREET
                             CHAIRMAN OF THE BOARD
                                 USA.NET, INC.
                    1155 KELLY JOHNSON BOULEVARD, SUITE 400
                           COLORADO SPRINGS, CO 80920
                                 (719) 265-2930
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies To:

            JAMES C. T. LINFIELD, ESQ.                           TAMARA POWELL TATE, ESQ.
               MARK G. SENEKER, ESQ.                              BRIAN LEWANDOWSKI, ESQ.
                COOLEY GODWARD LLP                                MORRISON & FOERSTER LLP
         2595 CANYON BOULEVARD, SUITE 250                    19900 MACARTHUR BLVD., SUITE 1200
              BOULDER, CO 80302-6737                               IRVINE, CA 92612-2445
                  (303) 546-4000                                      (949) 251-7500

                             ---------------------
        Approximate date of commencement of proposed sale to the public:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THIS PROSPECTUS IS DELIVERED IN FINAL FORM. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MAY 28, 1999


PROSPECTUS

                                8,500,000 SHARES

                                  USA.NET LOGO

                                  COMMON STOCK
                           -------------------------

This is an initial public offering of our common stock. We are selling all of the 8,500,000 shares offered under this prospectus. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.


Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "MBOX."


SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                                   PER
                                                                  SHARE           TOTAL
                                                              -------------   -------------
Public offering price.......................................     $               $
Underwriting discounts and commissions......................     $               $
Proceeds, before expenses, to us............................     $               $

                           -------------------------

The underwriters may purchase up to an additional 1,275,000 shares from us at the initial public offering price less the underwriting discount to cover over-allotments.

                           -------------------------

BEAR, STEARNS & CO. INC.
                          VOLPE BROWN WHELAN & COMPANY
                                                              CIBC WORLD MARKETS

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                            INSIDE FRONT COVER PAGE


                                    [BLANK]

                              [INSIDE BACK COVER]



                                    [BLANK]

                              [OUTSIDE BACK COVER]


1. Top Center: USA.NET logo



2. Lower Left: www.usa.net

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER USA.NET, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    1
Risk Factors...........................    5
Forward-Looking Statements; Market
  Data.................................   17
Use of Proceeds........................   18
Dividend Policy........................   18
Capitalization.........................   19
Dilution...............................   20
Selected Financial Data................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   23


                                         PAGE
                                         ----
Business...............................   33
Management.............................   54
Principal Stockholders.................   67
Certain Transactions...................   69
Description of Securities..............   72
Shares Eligible for Future Sale........   76
Underwriting...........................   77
Legal Matters..........................   79
Experts................................   79
Where You Can Find Additional
  Information..........................   79
Index to Financial Statements..........  F-1


                             ---------------------

     UNTIL           (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before investing in our common stock.

BUSINESS OVERVIEW


     We provide email and advanced messaging solutions on the Internet for consumers, Web portals and businesses. Our advanced messaging solutions allow users to access and manage messages from a variety of communications devices. As of April 30, 1999, we managed over 10.2 million mailboxes across all of our service offerings and processed over 172 million messages during the month of April 1999. We base our messaging solutions on highly reliable and scalable technology that can support our customer growth and their expanding messaging needs.


     Our advanced messaging solutions are designed to meet the following needs of consumers, Web portals and businesses:

                 CONSUMERS                               WEB PORTALS AND BUSINESSES
--------------------------------------------    --------------------------------------------
- Permanent email address                       - Rapid deployment and reduced operating
- Anytime, anywhere easy access to email        costs
- Robust set of basic features                  - Scalability to accommodate growth
- Optional advanced functionality               - Reliability and security
- Account privacy and security                  - Anytime, anywhere easy access to email
                                                - Customized "look and feel"
                                                - Compatibility with existing email systems
                                                - Specialized applications
                                                - Sophisticated customer service and support

     Consumers. Our consumer email service, NET@DDRESS (www.netaddress.com), was launched in April 1996, and is now the largest independent Web-based email service on the Internet with approximately 7 million mailboxes. NET@DDRESS is offered free of charge to consumers. We generate revenue from NET@DDRESS by selling advertising space and by offering fee-based premium services such as virus scanning, email forwarding and message notification.

     Web Portals. Our primary Web portal clients are Netscape and register.com, a business-oriented portal site. We currently manage over 3 million mailboxes for Netscape's Netcenter Web portal. We generate revenue from Netscape WebMail by selling advertising space and fee-based premium services. We share this revenue with Netscape. In addition, we plan to generate revenue by charging a monthly fee for each mailbox established through our register.com relationship.

     Businesses. We provide specialized business messaging applications for companies such as American Express Travel Related Services Company, as well as comprehensive message outsourcing services for a wide range of businesses. AmExMail is available to all consumers free of charge but has special features available exclusively to American Express Cardmembers. We generate revenue from our specialized business applications and outsourcing services primarily by charging a monthly fee for each mailbox. We also offer fee-based premium services and sell advertising in select situations.

MARKET OPPORTUNITY

     We believe that email and advanced messaging services will continue to be key drivers of Internet usage and growth because they are among the most popular Internet applications today. According to Forrester Research, the number of email users in the U.S. is expected to increase from 75 million in 1998 to 135 million in 2001. International Data Corporation estimates that the total number of email messages sent per day in the United States will increase from 2.1 billion in 1998 to 7.9 billion in 2002.

     We believe that a growing number of businesses, including many that have already implemented their own in-house email systems, will outsource their messaging services to an outside vendor such as USA.NET to secure a more reliable, cost effective and less resource-intensive solution. The Gartner Group projects that the percentage of large businesses that will outsource at least some of their email systems will grow from 10% in 1998 to 25% in 2000.

STRATEGY

     Our objective is to be the leading provider of email and advanced messaging solutions for consumers, Web portals and businesses. We intend to pursue this objective by:

     - Developing specialized applications to solve unique business needs;

     - Expanding our message outsourcing services;

     - Continuing our leadership in consumer messaging;

     - Developing and strengthening our relationships with Web portals;

     - Maintaining our technology leadership position; and

     - Providing superior customer service.

     We believe that our proven experience in meeting the rapidly evolving messaging needs of consumers, Web portals and businesses positions us to capitalize on the continuing rapid growth of Internet-based messaging.

                             ---------------------

     Our principal executive office is located at 1155 Kelly Johnson Boulevard, Suite 400, Colorado Springs, CO 80920, and our telephone number is (719) 265-2930. Our Web site address is www.usa.net. The information contained on our Web site does not constitute a part of this prospectus.

                                  THE OFFERING

Common Stock Offered in this
Offering..............................     8,500,000 shares

Common Stock Outstanding After this
Offering..............................     37,845,525 shares

Use of Proceeds.......................     We intend to use the net proceeds
                                           from the offering to fund our capital
                                           expenditures, expand our product
                                           development and sales and marketing
                                           activities, repay certain
                                           indebtedness, and for working capital
                                           and other general corporate purposes,
                                           including potential acquisitions and
                                           investments.

Proposed Nasdaq National Market
Symbol................................     MBOX

ADDITIONAL SHARES MAY BE ISSUED AFTER THIS OFFERING UPON THE EXERCISE OF OPTIONS AND WARRANTS

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 30, 1999. We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. The following is a summary of these additional shares of common stock:

     - 6,559,080 shares that could be issued upon the exercise of options outstanding as of April 30, 1999 under our stock option plans, at a weighted average exercise price of $3.14 per share;

     - 10,442,600 additional shares that could be issued under our stock option plans;


     - 220,771 shares that could be issued upon exercise of an outstanding warrant at an exercise price of $3.08; and



     - 1,250,000 shares that can be issued to our employees who elect to buy stock in the future under our employee stock purchase plan.

                             ---------------------

     Unless we indicate otherwise, all information in this prospectus:

     - Reflects a 4.8-for-1 forward stock split that we will effect before we close this offering;

     - Reflects the automatic conversion of all outstanding shares of preferred stock into 26,576,963 shares of common stock when we close this offering; and

     - Assumes that the underwriters do not exercise their option to purchase additional shares of common stock after the closing of this offering and that no other person exercises any other outstanding option or warrant after April 30, 1999.
                             ---------------------

     "USA.NET" and "NET@DDRESS" are registered United States service marks of ours. "Netscape" and the N design are registered trademarks of Netscape Communications Corporation. Each other trademark, tradename or service mark appearing in this prospectus belongs to its holder.

                      SUMMARY FINANCIAL AND OPERATING DATA


    The following tables set forth our summary financial and operating data. These tables do not present all of our financial information. You should read this information together with our financial statements and the notes to those statements beginning on page F-1 of this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                     THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                            ------------------------------------   -----------------------
                                                               1996         1997         1998         1998         1999
                                                            ----------   ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND MAILBOX DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...................................................  $       34   $      782   $    4,703   $      520   $    1,945
Cost of revenue...........................................         299        1,614        5,329          709        2,180
                                                            ----------   ----------   ----------   ----------   ----------
  Gross margin............................................        (265)        (832)        (626)        (189)        (235)
Operating expenses:
  Selling and marketing...................................         876        2,269        6,904          914        2,401
  Product development.....................................         260        1,208        3,042          481        1,362
  General and administrative..............................         674        1,490        2,447          346          892
  Amortization of channel acquisition costs...............          --           --        1,250           --          625
  Amortization of deferred compensation...................          --          362          917          184          321
                                                            ----------   ----------   ----------   ----------   ----------
        Total operating expenses..........................       1,810        5,329       14,560        1,925        5,601
                                                            ----------   ----------   ----------   ----------   ----------
Net loss from operations..................................      (2,075)      (6,161)     (15,186)      (2,114)      (5,836)
Other income (expense), net...............................          --          125          291           12         (145)
                                                            ----------   ----------   ----------   ----------   ----------
Net loss from continuing operations.......................  $   (2,075)  $   (6,036)  $  (14,895)  $   (2,102)  $   (5,981)
                                                            ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss from continuing operations per
  share...................................................  $    (1.44)  $    (2.37)  $    (5.77)  $    (0.82)  $    (2.28)
                                                            ==========   ==========   ==========   ==========   ==========
Weighted average common shares outstanding -- basic and
  diluted.................................................   1,443,014    2,549,328    2,581,978    2,563,622    2,624,317
                                                            ==========   ==========   ==========   ==========   ==========
Pro forma basic and diluted net loss from continuing
  operations per share (unaudited)........................                            $    (0.65)  $    (0.15)  $    (0.20)
                                                                                      ==========   ==========   ==========
Pro forma weighted average common shares outstanding --pro
  forma basic and diluted (unaudited).....................                            22,825,109   14,487,408   29,201,294
                                                                                      ==========   ==========   ==========
NUMBER OF MAILBOXES AT PERIOD END:
Consumers.................................................     135,000    2,496,000    5,676,000    3,385,000    6,700,000
Web portals...............................................          --           --    1,715,000           --    2,700,000
Businesses................................................          --       44,000      217,000       83,000      258,000
                                                            ----------   ----------   ----------   ----------   ----------
        Total.............................................     135,000    2,540,000    7,608,000    3,468,000    9,658,000
                                                            ==========   ==========   ==========   ==========   ==========



    Pro forma net loss per share (unaudited) in the foregoing table is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of our preferred stock into common stock as if such conversion occurred on January 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute pro forma basic and diluted net loss per share of approximately 20,243,000 shares for the year ended December 31, 1998 and 26,577,000 and 11,923,000 for the three months ended March 31, 1999 and 1998, respectively.


    The following table is a summary of our balance sheet data. The as adjusted column reflects our receipt of the estimated net proceeds from the 8,500,000 shares of common stock we are selling in this offering at an assumed initial public offering price of $16.00 per share, after deducting estimated underwriting discounts and expenses and including the repayment of short-term debt of $1,709,000.

                                                                 MARCH 31, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,437    $127,137
Restricted cash.............................................    1,419       1,419
Short-term investments......................................    2,482       2,482
Working capital.............................................       10     125,420
Total assets................................................   29,848     153,548
Short-term debt, including current portion of long-term debt
  and capital lease obligations.............................    3,210       1,501
Long-term capital lease obligations.........................    4,925       4,925
Other long-term liabilities.................................      250         250
Total liabilities...........................................   13,718      12,008
Total stockholders' equity..................................   16,130     141,540

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

     If any of the following risks actually occur, our business, operating results or financial condition could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THE MARKET FOR EMAIL AND ADVANCED MESSAGING SERVICES FAILS TO GROW

     The market for Web-based email and advanced Internet messaging services is new and rapidly evolving. We are uncertain whether the market for our services will continue to grow and develop. Our future success depends on businesses' widespread acceptance and use of outsourcing to solve their email and advanced Internet messaging needs. We only recently launched our commercial messaging services. We may not be able to sustain our recent growth in revenue and users and our recent growth rates may not indicate actual growth rates that we may experience.

     If the market for our services fails to develop, develops more slowly than we expect, or if we fail to accurately design our service enhancements to satisfy our users on a timely basis, or at all, our business, operating results and financial condition would be materially adversely affected.

IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS BECAUSE WE HAVE A LIMITED OPERATING HISTORY

     We have only a limited operating history upon which you can evaluate our business and prospects. We did not begin to offer Web-based email services until April 1996 and commercial messaging services until June 1998. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. You should consider the risks, expenses and difficulties encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. If we do not successfully address these risks and uncertainties, our business, operating results and financial condition will be materially adversely affected.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO LOSE MONEY IN THE FUTURE AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY

     We have not achieved profitability and we expect to continue to lose money at least through the end of 2001. If our revenue does not increase substantially, we may never become profitable. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.


     We have not generated enough revenue to cover the substantial amounts we have spent to create, launch and enhance our services. Our operating costs have exceeded our revenue for all quarters. We have historically funded our operations by selling stock and obtaining loans from banks and not by generating income from our business. We incurred net losses from continuing operations of approximately $6.0 million (unaudited) for the three months ended March 31, 1999, $14.9 million in 1998, $6.0 million in 1997 and $2.1 million in 1996. As of March 31, 1999, our accumulated deficit was $30.6 million.

WE MUST DEVOTE SIGNIFICANT MANAGERIAL, TECHNICAL AND FINANCIAL RESOURCES TO OUR STRATEGIC RELATIONSHIPS AND THESE RELATIONSHIPS MAY NOT PROVE TO BE PROFITABLE

     Our strategic relationships, including those with American Express, Netscape and register.com, expose us to a number of significant risks and uncertainties, such as:

     - We may fail to generate sufficient advertising and other revenue to offset the expenses and resources we devote to developing, maintaining and enhancing such services;

     - The resources we need to devote to these relationships and our services may be greater than we anticipate; and

     - These relationships may divert our resources and our management's time and attention from our other services, including NET@DDRESS and our commercial messaging services.

     These risks and uncertainties could result in material adverse effects upon our business, operating results and financial condition.

     Our strategic relationships require that we devote significant managerial, technical and financial resources to those relationships. Our agreements with American Express and Netscape require us to maintain and manage all of the user mailboxes and hardware on our systems and to provide specified service and support levels. We are also responsible for marketing the services and selling the advertising inventory on these services. We share with American Express and Netscape the revenue generated from these services. Please see our discussion in "Business -- Strategic Relationships" for additional information regarding our strategic relationships.

WE DEPEND ON KEY STRATEGIC RELATIONSHIPS TO GENERATE REVENUE AND OUR BUSINESS COULD SUFFER IF ANY OF THESE RELATIONSHIPS ARE TERMINATED

     Our agreements with our strategic partners are short-term, typically ranging from one to two years. These agreements, as well as others with future strategic partners, may be terminated early in certain circumstances, including our failure to provide certain service and support levels, and our partners may not renew them at the end of their respective terms. If these relationships are terminated early, we will be unable to recover the costs and expenses associated with building our operations to provide the services and satisfy our contractual obligations. We may also be unable to effectively reallocate personnel, equipment and other resources that were allocated to those relationships.

     For example, our agreement with American Express terminates December 31, 1999. Our agreement with Netscape with respect to its domestic Netcenter site terminates in June 2000. Our agreement with Netscape with respect to certain international Netcenter sites terminates two years from the initial service launch, which has not yet occurred. These agreements do not contain any automatic renewal or extension period and they may be terminated early in certain circumstances, including our failure to meet specified service and support levels. In addition, advertising revenue on Netscape WebMail Powered by USA.NET accounted for approximately 30% of our gross revenue in 1998. If Netscape does not renew this relationship and if we do not replace it with an another significant Web portal strategic relationship, then our business, operating results and financial condition would be materially adversely affected.

WE MAY NOT BE ABLE TO ENTER INTO NEW STRATEGIC RELATIONSHIPS BECAUSE WE MAY COMPETE WITH EXISTING OR FUTURE PARTNERS

     Our relationships with our existing and future strategic partners may limit our ability to enter into other strategic relationships or sell our services to similar businesses. For example, our agreements with American Express, Netscape and register.com prevent us from entering into relationships with or providing our services to competitors of those partners. We may also enter into similar non-compete arrangements with future strategic partners.

     Our existing strategic partners and many companies that we may pursue for strategic relationships in the future also offer competing products and services. For example, we plan to seek strategic partnerships with selected telecommunications, Internet and other service providers. However, many of these companies already provide competing products and services and we expect them to further develop, acquire or license competing products and services. Accordingly, these companies may be reluctant to enter into strategic relationships with us.

     In particular, we do not know what impact America Online's merger with Netscape will have on our relationship with Netscape. America Online provides its subscribers with email services. It may also use technology provided by certain of our competitors or invest in or have relationships with our competitors or other Internet companies. These relationships may result in Netscape deciding to terminate or narrow its relationship with us.

OUR BUSINESS MAY SUFFER IF THE NUMBER OF PEOPLE USING OUR ADVERTISING-BASED SERVICES DECREASES

     Our advertising-based services, such as NET@DDRESS, depend on a large number of users to generate advertising revenue. If we cannot maintain and increase our number of users, our business, operating results and financial condition may be adversely affected. Each month, a number of our users ceases using our services. This number may increase as certain services that were previously provided free of charge are changed to premium services for which we charge a fee. If we are unable to replace these users, our advertising revenue will suffer.

INTENSE COMPETITION EXISTS IN THE EMAIL AND INTERNET MESSAGING SERVICES MARKETS AND WE EXPECT COMPETITION TO CONTINUE TO INTENSIFY

     Competition in the Web-based email and advanced Internet messaging services markets is intense. Competition for Internet-based advertising is also intense.


     We may not be able to compete successfully against our current or future competitors. Many of our competitors have greater brand recognition, longer operating histories, larger customer bases and greater financial, marketing and other resources than we have. In particular, Electronic Mail & Messaging Systems estimates that as of December 31, 1998, Lotus Notes, Microsoft Exchange Server and Novell Groupwise had 36%, 26% and 17% of client/server mailboxes worldwide and America Online had 35% of online and Internet service subscriptions worldwide. Our other significant competitors include Yahoo!Mail and Hotmail who, according to Electronic Mail and Messaging Systems, accounted for approximately 73.7% of the worldwide freemail and Web-based mail accounts as of March 31, 1999. These factors may place us at a disadvantage when we respond to our competitors' pricing strategies, technological advances and other initiatives. Our inability to successfully respond to competitive pressures would have a material adverse effect on our business, operating results and financial condition. Additionally, our competitors may develop services that are superior to ours or that achieve greater market acceptance.


     We expect competition to persist and intensify. Barriers to entry may be insubstantial and we may face substantial and growing competitive pressures from companies both in the United States and abroad. If we do not respond successfully to competitive pressures, our business, operating results and financial condition would be materially adversely affected. Please refer to "Business -- Competition" for further discussion of the companies that we compete against.

OUR BUSINESS MAY SUFFER FROM UNPLANNED SYSTEM INTERRUPTIONS

     Our computer and communication hardware systems must operate efficiently and without interruption. Our business will suffer if we experience frequent or long system interruptions.

     Our customers have experienced some interruptions in our email service in the past due to hardware or software failures, computer viruses or "spam" attacks and other causes. We believe that these interruptions are likely to occur from time to time in the future. Our systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, physical break-ins and similar events. System failures that cause interruption or slower response times could result in less traffic to our Web site and those of the Web portals with whom we partner. Sustained or repeated system failures could damage our reputation and cause us to lose advertisers and users.

WE MAY LOSE USERS AND OUR REPUTATION MAY SUFFER BECAUSE OF "SPAM"

     Unsolicited bulk mail, or "spam," and our attempts and others' attempts to control spam could harm our business and our reputation. Recent publications suggest that spam has harmed our reputation as well as reputations of other Internet and email service providers. To the extent our spam blocking efforts are not effective, our systems may become unavailable or may suffer from reduced performance. Technologies and processes designed to detect and block spam are not entirely effective. As a result, unwanted spam may be delivered while legitimate messages are not delivered. Spam-blocking efforts by others may also result in others blocking our users' legitimate messages. Additionally, spam may contain false email addresses or be generated by the use of false email addresses. Our reputation may be harmed if email addresses with our domain names are used in this manner. Any of these events may cause users to become dissatisfied with our service and terminate their use of our services, which could cause our business, operating results and financial condition to be materially adversely affected.

WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS UNLESS WE KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGY AND MARKET CONDITIONS

     Rapid technological change, changing customer needs, frequent new product and service introductions and evolving industry standards characterize the Internet messaging market. These market characteristics could render our existing services, technology and systems obsolete. We must continually improve the performance, features and reliability of our services to respond to evolving market demands and competition. Our business, operating results and financial condition would be materially adversely affected if we are unable to respond in a cost-effective and timely manner to changing market conditions or customer requirements.

WE MUST COST-EFFECTIVELY UPGRADE OUR SYSTEMS AND INFRASTRUCTURE TO ACCOMMODATE INCREASES IN EMAIL TRAFFIC AND MINIMIZE CAPACITY CONSTRAINTS TO REMAIN COMPETITIVE

     We will need to make additional investments in our network infrastructure to avoid capacity constraints as the number of users and the frequency and complexity of messaging increases. The proliferation of multimedia technology and other new methods of communicating on the Internet which require large amounts of data may further constrain our systems and infrastructure. These constraints could result in unanticipated system disruptions, slower response times, impaired quality and reduced levels of customer service. Slower response times or system failures could adversely affect our delivery of advertising impressions and cause our advertising revenue to decline. Message infrastructure investments may be expensive and time consuming. Additionally, we may not be able to accurately project the rate or timing of message traffic increases or upgrade our systems and infrastructure to accommodate future traffic levels. We do not know if we will be able to successfully manage a substantially greater number of users and higher message volume at high transmission speeds. We are likely to encounter equipment or software incompatibility as we upgrade our infrastructure.

OUR BUSINESS AND REPUTATION WILL SUFFER IF WE DO NOT PREVENT SECURITY BREACHES

     We must securely transmit confidential information over public networks. Our failure to prevent security breaches could damage our reputation, expose us to a risk of loss or liability or otherwise have a material adverse effect on our business, operating results and financial condition. Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These problems could lead to operational interruptions, delays, loss of data and unauthorized access to confidential information. We may need to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by any breach.

OUR ABILITY TO SUSTAIN AND GROW OUR BUSINESS MAY BE HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN THIRD PARTY MARKETING AND SALES RELATIONSHIPS FOR COMMERCIAL MESSAGING SOLUTIONS

     We sell our commercial messaging solutions through our internal sales force and indirect channels such as Internet, telecommunications and other service providers, as well as distributors, resellers and Web portals. Our business, operating results and financial condition would be materially adversely affected to the extent that we are unable to develop additional distribution relationships, or these third parties do not successfully distribute our services, or the amounts we pay these third parties to market and sell our services do not provide adequate incentives.

WE MAY EXPERIENCE UNEXPECTED EXPENSES OR DELAYS IN SERVICE ENHANCEMENTS IF WE ARE UNABLE TO LICENSE THIRD PARTY TECHNOLOGY ON COMMERCIALLY REASONABLE TERMS

     We license certain technology from third parties, such as Sun Microsystems and Oracle. We expect to increase our reliance on third party technology in the future to enhance our services and remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, we may fail to successfully integrate licensed technology into our systems. Our inability to obtain any of these licenses could delay service development or the timely introduction of new services and divert our resources. Any such delays could materially adversely affect our business, operating results and financial condition.

OUR SERVICES AND REPUTATION MAY BE ADVERSELY AFFECTED BY SOFTWARE DEFECTS

     Our services depend on complex software developed by us and third parties. Software often contains defects, particularly when first introduced or when new versions are released. These defects could cause service interruptions that damage our reputation, increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources, any of which could materially adversely affect our business, operating results and financial condition. We may not discover software defects that affect our services or enhancements until we deploy the software.

A NUMBER OF FACTORS COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY AND OUR STOCK PRICE TO FALL

     Our annual and quarterly operating results have fluctuated significantly in the past and we expect them to fluctuate significantly in the future. It is possible that in some future periods our results may be below expectations of public market analysts and investors. If this were to occur, the trading price of our common stock could significantly decline. Our operating results fluctuate because of a variety of factors, not all of which are in our control. These factors include:

     - Our expenses and revenue from our strategic relationships;

     - The timing of our or our competitors' introduction of new, enhanced or alternative messaging services and the market acceptance of those services;

     - The amount and timing of revenue, operating costs and capital expenditures;

     - Seasonal trends and budgeting cycles in advertising sales and Internet usage;

     - Pricing, service or marketing decisions that we make in response to competition;

     - System downtime or technical difficulties that affect our operations or the Internet in general; and

     - Economic conditions relating to the Internet and general economic conditions.

     In addition, we base our operating expenses largely on our expectations of future revenue. Accordingly, our operating results are particularly sensitive to fluctuations in revenue because we may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If our revenue is below our plan, or if we increase our spending ahead of our revenue growth, our business, operating results and financial condition would be materially adversely affected. You should not rely on annual or quarter-to-quarter comparisons of our operating results as an indication of future performance.

WE MUST ESTABLISH, MAINTAIN AND STRENGTHEN OUR BRANDS TO REMAIN COMPETITIVE

     To be successful, we believe that we must establish, maintain and strengthen our brands. We must succeed in our marketing efforts, provide high-quality services and increase our user base to build our brand awareness. If consumers, Web portals, businesses or advertisers do not perceive our services to be of high quality, or if users reject our new services, the value of our brands would be diluted. If we are unable to establish, maintain and strengthen our brands, our business, operating results and financial condition would be materially adversely affected.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IF WE LOSE KEY PERSONNEL OR IF OUR NEWLY FORMED MANAGEMENT TEAM DOES NOT WORK EFFECTIVELY TOGETHER

     We believe that our success will depend on the continued services of our senior management team and other key personnel. The loss of the services of any of our senior management team or other key employees could materially adversely affect our business, operating results and financial condition. We do not have long-term employment agreements with any of our senior management or other key personnel.

     Additionally, certain key members of our senior management team, including John Gerdelman, our Chief Executive Officer, and Kaukab Chaudhry, our Chief Financial Officer, were elected in April 1999. Accordingly, our senior management team has had a limited time to work together. We cannot assure you that they will be able to work effectively together.

OUR BUSINESS WILL SUFFER IF WE DO NOT ATTRACT AND RETAIN ADDITIONAL HIGHLY SKILLED PERSONNEL

     Our future success depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial and sales and marketing personnel. Our failure to attract and retain the necessary technical, managerial, sales and marketing and administrative personnel could materially adversely affect our business, operating results and financial condition. For example, the complexity and implementation of our Internet messaging services requires highly trained sales and marketing personnel to educate prospective users regarding the use and benefits of our services. Competition for skilled personnel is intense, and we cannot guarantee that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. In particular, we have experienced difficulties in retaining employees due to significant competition for experienced personnel in our market.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS

     Our recent rapid growth has significantly strained our managerial, operational and financial resources. Our failure to manage our growth effectively could materially adversely affect our business, operating results and financial condition. We expect to continue to significantly augment our infrastructure at an accelerated pace. We must effectively manage our operational, customer service and financial systems, procedures and controls to manage this future growth.

WE RELY ON GENERATING REVENUE FROM ADVERTISING ON THE INTERNET AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ATTRACT ADVERTISING

     We have derived substantially all of our revenue to date from the sale of advertisements. Advertising customers may not continue to purchase advertising space and services from us. We may not be successful in attracting additional advertisers or achieving sufficient page impressions for our advertisers. Advertisers may not find our advertising to be effective. If we are unsuccessful in attracting advertisers and in increasing our advertising revenue, our business, operating results and financial condition will be materially adversely affected. We expect that revenue from Internet advertising will continue to account for a significant amount of our revenue for the foreseeable future.

     We depend on third parties to measure the demographics of our user base and the delivery of advertisements. If they are unable to provide these services in the future, we will need to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business. Companies may choose not to advertise with us or may pay less for advertising if they do not perceive our measurements or measurements provided by third parties to be reliable.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THE MARKET FOR INTERNET ADVERTISING FAILS TO DEVELOP

     Since the Internet advertising market is new and rapidly evolving, it is difficult for us and advertisers to gauge its effectiveness as compared to traditional advertising outlets.

     In addition, many of our current advertising customers have limited or no experience using the Internet as an advertising medium and traditionally have not devoted a significant portion of their advertising expenditures to the Internet. If the Internet advertising market develops more slowly than we expect, our business, operating results and financial condition will be materially adversely affected.

     It is difficult to predict which pricing models Internet advertisers will accept. This uncertainty makes it difficult to project our future advertising rates and revenue. Our revenue could be adversely affected if advertisers reject our pricing models. Also, "filter" software programs that limit or prevent us from delivering advertising to a user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

OUR ADVERTISING REVENUE DEPENDS ON ADVERTISING CONTRACTS THAT ARE GENERALLY SHORT-TERM AND REQUIRE US TO GUARANTEE A MINIMUM NUMBER OF IMPRESSIONS

     We derive a significant portion of our revenue from short-term advertising contracts that typically last one to two months. Our revenue and operating results for a given quarter will depend to a significant extent on contracts entered into within that quarter. The cancellation or deferral of advertising contracts, or the failure to obtain sufficient new advertising contracts, could materially adversely affect our business, operating results and financial condition.

     Our advertising revenue is based in part on the amount of traffic to the Web sites on which we sell advertising. Any significant shortfall in traffic in these Web sites could have a material adverse effect on our business, operating results and financial condition. In addition, substantially all of our advertising contracts require that we guarantee a minimum number of impressions. If we do not meet these minimum impressions, we must provide credit for additional impressions. Our ability to sell additional advertising would be materially adversely affected and our advertising rates may decline.

THE LOSS OF A MAJOR ADVERTISER COULD HARM OUR BUSINESS


     In 1998, Egghead.com accounted for approximately 27% of our total revenue. In 1997, Egghead.com, 24/7 Media (an Internet advertising sales representation firm) and Webstakes accounted for approximately 18%, 15% and 11%, respectively, of our total revenue. Generally, our advertising agreements are short-term and can be easily terminated by the other party. Sales of our advertising space or of our services to a limited number of advertisers could account for a high percentage of our revenue in the future. Our future success depends on our ability to retain our existing advertisers and attract new advertisers. The loss of a major advertiser or our inability to attract new advertisers could have a material adverse effect on our business, operating results and financial condition.

WE WILL NOT BE ABLE TO GROW OUR BUSINESS UNLESS CONSUMERS AND BUSINESSES INCREASE THEIR USE OF THE INTERNET AND THE INTERNET IS ABLE TO SUPPORT THE DEMANDS OF THIS GROWTH

     Our success depends on consumers and businesses increasing their use of the Internet. Consumers and businesses might not use the Internet for a number of reasons, such as:

     - High Internet access costs;

     - Perceived security risks;

     - Legal and regulatory issues;

     - Inconsistent service quality; and

     - Unavailability of cost-effective, high-speed service.

     Even if consumers and businesses increase their use of the Internet, the Internet infrastructure may not be able to support the demands of this growth. We depend on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. Further, the Internet's performance and reliability may decline. Similarly, users may experience interruptions in their services as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, consumers and businesses may slow or stop their use of the Internet as a commercial or business medium. If consumers and businesses do not increase their use of the Internet, our business, operating results and financial condition would be materially adversely affected.

     We rely on the speed and reliability of networks operated by third parties. We depend on telecommunications carriers to transmit messages and may be unable to find adequate replacements if their rates increase or they discontinue doing business with us.

     In addition, we rely on arrangements among access providers to carry each other's traffic. Our ability to transmit our message traffic would be reduced if these providers were to discontinue these arrangements and alternative providers did not emerge or were to increase the cost of providing access.

OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO EXPAND INTO INTERNATIONAL MARKETS OR COMPETE EFFECTIVELY IN THOSE MARKETS

     We intend to expand into international markets and to spend significant financial and managerial resources to do so. We have limited experience in international markets and may not be able to compete effectively in international markets. We also face certain risks inherent in conducting business internationally, such as:

     - Legal and governmental regulatory requirements;

     - Difficulties and costs of staffing and managing international operations;

     - Differing technology standards;

     - Language and cultural differences;

     - Trade barriers;

     - Difficulties in collecting accounts receivable and longer collection periods;

     - Seasonal business activity in certain parts of the world;

     - Political and economic instability;

     - Fluctuations in currency exchange rates;

     - Imposition of currency exchange controls;

     - Potentially adverse tax consequences; and

     - Reduced protection for intellectual property rights in certain countries.

     Any of these factors could materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN
NEEDED

     We believe that, following this offering, our cash reserves and cash flows from operations should be adequate to fund our operations for at least the next eighteen months. If our capital requirements or revenue vary materially from our current plans or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. This financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. This financing may also dilute existing stockholders.

     If we cannot obtain adequate funds on acceptable terms, then we may not be able to:

     - Fund our capital requirements;

     - Take advantage of strategic opportunities;

     - Develop or enhance our services; or

     - Respond to competitive pressures.

     Any of these failures could have a material adverse effect on our business, operating results and financial condition.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE OUR STOCKHOLDERS, CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES

     We expect to review acquisition or investment prospects that would complement our current service offerings, augment our market coverage, enhance our technical capabilities, or offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions or investments, we may acquire or invest in businesses, products or technologies in the future. In such an event, we could:

     - Issue equity securities which would dilute current stockholders' percentage ownership;

     - Incur substantial debt; or

     - Assume unknown or contingent liabilities.

     Such actions by us could materially adversely affect our operating results and the price of our common stock. Acquisitions also entail numerous risks, including:

     - Difficulties in integrating acquired operations, technologies or services;

     - Unanticipated costs associated with the acquisitions that materially adversely affect our operating results;

     - Diversion of management's attention from other business concerns; and

     - Risks of entering markets in which we have no or limited prior experience.

     Any of these risks could result in a material adverse effect on our business, financial condition and operating results.

IF OUR SYSTEMS OR THOSE OF THIRD PARTIES ARE NOT YEAR 2000 COMPLIANT, OUR BUSINESS MAY BE SEVERELY DISRUPTED AND OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED

     Failure of our internal computer systems or third party hardware or software, or of systems maintained by third parties, to operate properly with regard to Year 2000 and thereafter could cause systems interruptions or loss of data or could require us to incur significant unanticipated expenses to remedy any problems. Presently, we believe we are unable to reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenue. We have not yet developed a comprehensive contingency plan to address these issues, which could result from such failure. We are prepared to develop such a contingency plan if our ongoing assessment indicates areas of significant exposure.

     If our present efforts to address the Year 2000 compliance issues are not successful, or if third party vendors, licensors and providers of hardware, software and services with which we conduct business do not successfully address such issues, our business, operating results and financial condition would be materially adversely affected. Please refer to our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

OUR LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE

     Trademarks, service marks, trade secrets, copyrights and other proprietary rights are important to our success and competitive position. Our efforts to protect our proprietary rights may be inadequate and may not prevent others from claiming violations of their proprietary rights. Effective trade secret, copyright, patent and trademark protection may not be available in every country in which we make our services available through the Internet. The unauthorized misappropriation of our proprietary technology could have a material adverse effect on our business, financial condition and operating results.

WE ARE SUBJECT TO CLAIMS ALLEGING INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY RIGHTS

     We may be subject to claims alleging that we have infringed third party proprietary rights. If we were to discover that any of our services infringed a third party's rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. If we resort to legal proceedings to enforce our proprietary rights or defend against alleged infringements, the proceedings could be burdensome and expensive and could involve a high degree of risk. Any of these events could have a material adverse effect on our business, operating results and financial condition.

INCREASED GOVERNMENT REGULATION MAY INCREASE OUR COST OF DOING BUSINESS OR CAUSE US TO CHANGE THE WAY WE CONDUCT OUR BUSINESS

     Any new legislation or regulation regarding the Internet, or the application or uncertainty relating to the application of existing laws and regulations to the Internet, could materially adversely affect our business, operating results and financial condition.

     Legislation could impair the growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse affect on our business, financial condition and operating results.

     Further, the growth and development of the Internet messaging market may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. These laws may impose additional burdens on our business. For example, because we rely on the collection and use of personal data from our users for targeting advertisements, any laws or regulations that restrict our ability to collect or use such information may harm us. Some states, including New York and California, have enacted laws or adopted regulations that apply various consumer fraud and false advertising requirements to parties who conduct business over the Internet. There have also been numerous legislative initiatives proposed to address the prevalence of spam on the Internet.

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

CHANGES IN TELECOMMUNICATIONS REGULATIONS COULD DECREASE THE DEMAND FOR OUR SERVICES

     Several telecommunications carriers are advocating that the Federal Communications Commission regulate the Internet in the same manner as other telecommunications services by imposing access fees on Internet service providers. Any such regulations could substantially increase the costs of communicating on the Internet. This, in turn, could slow the growth in Internet use and thereby decrease the demand for our services or otherwise have a material adverse effect on our business, operating results and financial condition.

OUR BUSINESS AND REPUTATION MAY SUFFER IF WE ARE SUBJECT TO CLAIMS BASED ON THE NATURE AND CONTENT OF MATERIALS TRANSMITTED THROUGH OUR SERVICES

     As a provider of Internet messaging services, we may be subject to legal claims involving matters such as defamation, negligence, invasion of privacy, copyright infringement and other claims based on the nature and content of the materials transmitted via email. We do not and cannot screen all of the content generated by our users and we could be exposed to liability with respect to this content. Online content restrictions cover many areas, including indecent or obscene content and gambling. Several federal and state regulations prohibit the transmission of indecent or obscene information and content. Certain foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

GOVERNMENT REGULATION OF THE COLLECTION AND USE OF PERSONAL DATA COULD DECREASE OUR REVENUE AND INCREASE OUR COSTS

     We are continuing to review our practices in light of recent Federal Trade Commission ("FTC") activity and the enactment of the Children's Online Privacy Protection Act regarding the collection and use of personal data. However, we cannot predict the exact form of the regulations that the FTC may adopt. Accordingly, we cannot assure you that our current practices will comply with the regulatory scheme which the FTC ultimately adopts or that we will not have to make significant changes to comply with such laws or similar laws adopted by other domestic or foreign regulatory bodies.

     In October 1998, the Children's Online Privacy Protection Act was signed into law, which directs the FTC to develop regulations for the collection of data from children by commercial Web site operators. Separately, the Federal Trade Commission Act prohibits unfair and deceptive practices in and affecting commerce. The FTC Act authorizes the FTC to seek injunctive and other relief for violations of the FTC Act and provides a basis for government enforcement of fair information practices. For instance, failure to comply with a stated privacy policy may constitute a deceptive practice in some circumstances and the FTC would have authority to pursue the remedies available under the FTC Act for any violations. Furthermore, in some circumstances, information practices may be inherently deceptive or unfair, regardless of whether the entity has publicly adopted any privacy policies. The FTC has begun investigations into the privacy practices of companies that collect information on the Internet.

     At the international level, the European Union adopted a directive that requires EU member countries to impose restrictions on the collection and use of personal data, effective October 25, 1998. Among other provisions, the directive generally requires member countries to prevent the transfer of personally-identifiable data to countries that do not offer equivalent privacy protections. At present, the EU has indicated that the United States does not provide protections equivalent to that of the directive. The directive could, among other things, affect United States companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States.

WE MAY BE SUBJECT TO LIABILITY AND OUR REPUTATION MAY SUFFER BECAUSE OF SPAMMING, LOST OR MISDIRECTED MESSAGES OR OTHER PROBLEMS.

     We may be subject to risks from claims resulting from unsolicited email (or spamming), lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in service. Even to the extent these claims do not result in liability, we could incur significant costs in investigating or defending against these claims, or in implementing measures to reduce our exposure to such liability. These types of claims may also hurt our reputation.

     Our insurance may not cover claims of these types or may not provide sufficient coverage. Any imposition of liability that our insurance does not cover or exceeds our insurance coverage could materially adversely affect our business, financial condition and operating results.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL

     The market price of our common stock could fall if our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering. Such sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Please refer to our discussion in "Shares Eligible for Future Sale."

CERTAIN PROVISIONS IN OUR CORPORATE DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY OTHERS AND THUS DEPRESS OUR STOCK PRICE

     Our corporate documents and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. These and other provisions might discourage, delay or prevent a change in control of us or of our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of common stock. Please refer to our discussion in "Description of Capital Stock."

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL

     Our executive officers and directors will, in the aggregate, beneficially own approximately 33.3% of the common stock following this offering. These stockholders may be able to significantly influence matters that we require our stockholders to approve, including electing directors and approving significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, which could result in a lower stock price.

THE PRICE FOR OUR COMMON STOCK IS LIKELY TO BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE OFFERING PRICE

     The market price of our common stock is likely to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because the market reacts adversely to volatility. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might become.

     The trading prices of many technology and Internet-related companies' stocks reached historical highs within the last 52 weeks and reflect relative valuations that are substantially above historical levels. During the same period, these companies' stocks have also recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that we can sustain our stock's trading price and financial ratios.

     Factors that could cause volatility in our stock price may include, among other things:

     - Actual or anticipated variations in our quarterly operating results;

     - If we or our competitors announce technological innovations;

     - If we launch new sales formats or new services;

     - If securities analysts change their financial estimates for us or our competitors;

     - Conditions or trends in the Internet industry;

     - If other Internet companies experience changes in their market valuations;

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

     - General conditions or trends in the stock market;

     - If we or our competitors announce significant acquisitions, strategic partnerships or joint ventures;

     - If we add or lose key personnel; and

     - If our stockholders sell common stock.

     Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of how we operate.

                    FORWARD-LOOKING STATEMENTS; MARKET DATA

     We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believes," "expects," "anticipates," "intends," "plans" and similar expressions. Because we make forward-looking statements that involve risks and uncertainties, you need to consider the important factors that could cause our actual results to differ materially from those we express or imply in these forward-looking statements, including those we discuss under "Risk Factors." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. The forward-looking statements speak only as of the date of this prospectus and we caution you not to place undue reliance on those statements.

     This prospectus contains market data related to us and the Internet. This data has been included in the studies the Internet market research firms of International Data Corporation, Jupiter Communications, Gartner Group, Forrester Research, Creative Networks and MediaMetrix publish. These market research firms assume certain events, trends and activities will occur and they project information on those assumptions. If the market research firms are wrong about any of their assumptions, then their projections may also be wrong.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $125,410,000 in net proceeds from this offering ($144,382,000 if the underwriters exercise their over-allotment option in full) based upon an assumed initial public offering of $16.00 per share. This amount reflects deductions from the gross proceeds of the offering of approximately $9,520,000 for underwriting discounts and $1,070,000 for estimated offering expenses.

     We expect to use approximately $95 million of the net proceeds to fund capital expenditures and expand our product development and sales and marketing activities, including the hiring of additional personnel. In particular, we estimate that in 1999 we will spend approximately $21 million to build a data center and disaster recovery center in Denver, Colorado. We intend to build additional data centers and disaster recovery centers in 2000, although we currently do not have cost estimates for such centers.

     We also expect to use approximately $1.7 million of the net proceeds to repay outstanding borrowings under our revolving credit facility. At March 31, 1999, borrowings outstanding under this facility were approximately $1.7 million. Borrowings under this credit facility bear interest at the bank's prime rate, which was 7.75% at March 31, 1999.

     We plan to use the remaining proceeds for working capital and for other general corporate purposes. We may use a portion of such proceeds to acquire or invest in businesses that would complement our current service offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

     The amounts we actually expend in each of the areas described above may vary significantly from our current plans as a result of a number of factors, including competitive conditions and our future revenue. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

     Pending such uses, the net proceeds of this offering will be invested in short term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999. Our capitalization is presented:

     - On an actual basis;

     - On a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into 26,576,963 shares of common stock at the same time as the closing of this offering; and

     - As adjusted to give effect to the sale of 8,500,000 shares of common stock offered in this offering at an assumed initial public offering price of $16.00 per share (after deducting the estimated underwriting discounts and commissions and offering expenses) and the application of the net proceeds therefrom. The as adjusted column also reflects the repayment of $1,709,000 of short-term debt outstanding at March 31, 1999.

     This table should be read together with the financial statements and notes to those statements appearing elsewhere in this prospectus.


                                                                         MARCH 31, 1999
                                                              -------------------------------------
                                                                ACTUAL                   PRO FORMA
                                                              (UNAUDITED)   PRO FORMA   AS ADJUSTED
                                                              -----------   ---------   -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE
                                                                     AND PER SHARE AMOUNTS)
Short-term debt, including current portion of long-term debt
  and capital lease obligations.............................   $  3,210     $  3,210     $  1,501
Long-term capital lease obligations, less current portion...      4,925        4,925        4,925
Stockholders' equity:
  Preferred stock, $.001 par value, 10,000,000 shares
     authorized, 5,536,871 shares issued and outstanding
     actual; no shares issued and outstanding pro forma and
     as adjusted............................................     44,785           --           --
  Common stock, $.001 par value, 150,000,000 shares
     authorized; 2,633,802 shares issued and outstanding
     actual; 29,210,765 shares issued and outstanding pro
     forma; 37,710,765 shares issued and outstanding pro
     forma as adjusted......................................          3           29           38
Additional paid-in capital..................................      8,851       53,610      179,011
Warrant for common stock....................................        313          313          313
Deferred compensation.......................................     (7,241)      (7,241)      (7,241)
Accumulated deficit.........................................    (30,581)     (30,581)     (30,581)
                                                               --------     --------     --------
     Total stockholders' equity.............................     16,130       16,130      141,540
                                                               --------     --------     --------
          Total capitalization..............................   $ 24,265     $ 24,265     $147,966
                                                               ========     ========     ========


     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of April 30, 1999. We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. The following is a summary of these additional shares of common stock:

     - 6,559,080 shares that could be issued upon the exercise of options outstanding as of April 30, 1999 under our stock option plans, at a weighted average exercise price of $3.14 per share;

     - 10,442,600 additional shares that could be issued under our stock option plans;


     - 220,771 shares that could be issued upon exercise of an outstanding warrant at an exercise price of $3.08; and



     - 1,250,000 shares that can be issued to our employees who elect to buy stock in the future under our employee stock purchase plan.

                                    DILUTION

     Our unaudited pro forma net tangible book value as of March 31, 1999 was $10,505,338, or approximately $0.36 per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming conversion of all outstanding shares of preferred stock into common stock. Without taking into account any other changes in the net tangible book value after March 31, 1999, other than to give effect to our receipt of the net proceeds from the sale of the 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share and the repayment of $1,709,000 of short-term debt outstanding at March 31, 1999, our pro forma net tangible book value as of March 31, 1999 would have been approximately $135,915,338, or $3.60 per share. This represents an immediate increase in net tangible book value of $3.24 per share to existing stockholders and an immediate dilution of $12.40 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $16.00
  Pro forma net tangible book value per share before the
     offering...............................................  $0.36
  Increase per share attributable to new investors..........  $3.24
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................          $ 3.60
Dilution per share to new investors.........................          $12.40
                                                                      ======

     The following table summarizes, on a pro forma basis as of March 31, 1999, the differences between existing stockholders and the new investors with respect to:

     - The number of shares of common stock purchased, assuming conversion of all outstanding shares of preferred stock into common stock;

     - The total consideration paid; and

     - The average price per share existing stockholders and new investors pay when they buy common stock in this offering.

                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                --------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                ----------   -------   ------------   -------   -------------
Existing stockholders.........  29,210,765     77.5%   $ 46,692,208     25.6%      $ 1.60
New investors.................   8,500,000     22.5%    136,000,000     74.4%      $16.00
                                ----------    -----    ------------    -----       ------
          Total...............  37,710,765    100.0%   $182,692,208    100.0%
                                ==========    =====    ============    =====


     The foregoing discussion and tables assume no exercise of the underwriters' over-allotment option or of any outstanding stock options or warrants after March 31, 1999. As of March 31, 1999, there were outstanding options to purchase 4,157,040 shares of common stock at a weighted average exercise price of $1.16 per share and a warrant to purchase 220,771 shares at an exercise price of approximately $3.08 per share. You will suffer further dilution to the extent any of these options or this warrants is exercised.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the financial statements, the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The selected financial data as of December 31, 1996, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, are derived from the audited financial statements included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 1995 are derived from audited financial statements not included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 1994 have been excluded because the statement of operations and balance sheet data relate entirely to discontinued operations. The selected financial data as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 have been derived from our unaudited financial statements which, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indications of the results to be expected in the future. We have also included the number of mailboxes managed by us at certain dates, which is not derived from our audited financial statements.




                                                                                                   THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                        MARCH 31,
                                             ------------------------------------------------   -------------------------
                                               1995        1996         1997         1998          1998          1999
                                             --------   ----------   ----------   -----------   -----------   -----------
                                                       (IN THOUSANDS, EXCEPT SHARE, PER SHARE AND MAILBOX DATA)
STATEMENT OF OPERATIONS DATA:
Revenue....................................  $     --   $       34   $      782   $     4,703   $       520   $     1,945
Cost of revenue............................        --          299        1,614         5,329           709         2,180
                                             --------   ----------   ----------   -----------   -----------   -----------
  Gross margin.............................        --         (265)        (832)         (626)         (189)         (235)
Operating expenses:
  Selling and marketing....................        48          876        2,269         6,904           914         2,401
  Product development......................       304          260        1,208         3,042           481         1,362
  General and administrative...............       185          674        1,490         2,447           346           892
  Amortization of channel acquisition
    costs..................................        --           --           --         1,250            --           625
  Amortization of deferred compensation....        --           --          362           917           184           321
                                             --------   ----------   ----------   -----------   -----------   -----------
        Total operating expenses...........       537        1,810        5,329        14,560         1,925         5,601
                                             --------   ----------   ----------   -----------   -----------   -----------
Net loss from operations...................      (537)      (2,075)      (6,161)      (15,186)       (2,114)       (5,836)
Other income (expense), net................        --           --          125           291            12          (145)
                                             --------   ----------   ----------   -----------   -----------   -----------
Net loss from continuing operations........  $   (537)  $   (2,075)  $   (6,036)  $   (14,895)  $    (2,102)  $    (5,981)
                                             ========   ==========   ==========   ===========   ===========   ===========
Basic and diluted net loss from continuing
  operations per share.....................  $  (2.46)  $    (1.44)  $    (2.37)  $     (5.77)  $     (0.82)  $     (2.28)
                                             ========   ==========   ==========   ===========   ===========   ===========
Weighted average common shares
  outstanding -- basic and diluted.........   218,717    1,443,014    2,549,328     2,581,978     2,563,622     2,624,317
                                             ========   ==========   ==========   ===========   ===========   ===========
Pro forma basic and diluted net loss from
  continuing operations per share
  (unaudited)..............................                                       $     (0.65)  $     (0.15)  $     (0.20)
                                                                                  ===========   ===========   ===========
Pro forma weighted average common shares
  outstanding -- pro forma basic and
  diluted (unaudited)......................                                        22,825,109    14,487,408    29,201,294
                                                                                  ===========   ===========   ===========
NUMBER OF MAILBOXES AT PERIOD END:
Consumers..................................        --      135,000    2,496,000     5,676,000     3,385,000     6,700,000
Web portals................................        --           --           --     1,715,000            --     2,700,000
Businesses.................................        --           --       44,000       217,000        83,000       258,000
                                             --------   ----------   ----------   -----------   -----------   -----------
        Total..............................        --      135,000    2,540,000     7,608,000     3,468,000     9,658,000
                                             ========   ==========   ==========   ===========   ===========   ===========



     Pro forma net loss per share (unaudited) in the foregoing table is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of our preferred stock into common stock as if such conversion occurred on January 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute pro forma basic and diluted net loss per share of approximately 20,243,000 shares for the year ended December 31, 1998 and 26,577,000 and 11,923,000 for the three months ended March 31, 1999 and 1998, respectively.

     The following table is a summary of our balance sheet data. The as adjusted column reflects our receipt of the estimated net proceeds from the sale of 8,500,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, after deducting estimated underwriting discounts and expenses and including the repayment of short-term debt of $1,709,000.


                                                                                                MARCH 31,
                                                          DECEMBER 31,                            1999
                                                --------------------------------   MARCH 31,   -----------
                                                1995    1996     1997     1998       1999      AS ADJUSTED
                                                ----   ------   ------   -------   ---------   -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  6   $  393   $2,159   $ 6,563    $ 3,437     $127,137
Restricted cash...............................    --       --    1,885     1,487      1,419        1,419
Short-term investments........................    --       --       --     3,458      2,482        2,482
Working capital (deficit).....................   (27)    (135)   2,218     6,454         10      125,420
Total assets..................................   888    1,048    7,016    33,429     29,848      153,548
Long-term capital lease obligations and notes
  payable.....................................   348       --    1,235     3,997      4,925        4,925
Other long-term liabilities...................    --       --       --       375        250          250
Total liabilities.............................   763      543    3,483    11,642     13,718       12,008
Total stockholders' equity....................   125      505    3,533    21,787     16,130      141,540

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Financial Data" and the financial statements and notes attached to those statements included elsewhere in this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Forward-Looking Statements; Market Data" elsewhere in this prospectus.


     We provide email and advanced messaging solutions on the Internet for consumers, Web portals and businesses. As of April 30, 1999, we managed over
10.2 million mailboxes across all of our service offerings and processed over 172 million messages during April 1999. Our consumer email service, NET@DDRESS (www.netaddress.com), is the largest independent Web-based email service on the Internet with approximately 7 million mailboxes. Netscape and register.com, a business-oriented portal site, constitute our primary Web portal clients. Our commercial messaging solutions include specialized business applications for companies such as American Express, as well as comprehensive message outsourcing services for a wide range of businesses.


     We started our business in 1991 to provide online services, including Internet access, to consumer and commercial customers. In 1995, we began the development of our email solutions and in 1996 we launched NET@DDRESS, one of the first Web-based email services available for consumers free of charge. Before March 1997, we derived a significant portion of our revenue from the Internet access business. In March 1997 we sold our Internet access business to an entity in which certain of our stockholders hold an ownership interest. For more information about that business, please refer to notes 3 and 9 in the notes to the financial statements. We are treating our former Internet access business as a discontinued operation. Since March 1997, our operating activities have related primarily to planning and developing our advanced messaging solutions, recruiting personnel, marketing our services, establishing operational infrastructure, raising capital and purchasing technology infrastructure and operating assets.

     We currently generate revenue from these services:

     - Messaging Services for Consumers. We generate revenue from NET@DDRESS by selling advertising and fee-based premium services.

     - Messaging Services for Web Portals and Businesses. We generate revenue from advertising sales, fee-based premium services and monthly per-mailbox fees. We share with Netscape and American Express a portion of our advertising and premium service revenue from Netscape WebMail and AmExMail.

     Our advertising revenue consists of the following:

     - Banners, Buttons and Logout Pages. Banners, buttons and logout pages refer to the advertising we place on our Web-based email access sites. We charge different rates for the advertising we display on specific areas of the Web site.

     - Direct Delivery Content. We receive revenue for displaying advertising and promoting content subscription programs for third parties, such as news agencies, product information, etc.

     We typically sell banners, buttons and logout pages under short-term contracts, which range from one week to one year in length. We also sell longer-term and exclusive sponsorships, which combine banner advertisements, button placements and logout pages. We typically guarantee minimum numbers of impressions, or a stated number of times that an advertisement appears in pages viewed by users of our email services, in our advertising agreements. If we fail to supply the guaranteed number of impressions, our advertisers may terminate their relationships with us. If, and to the extent that, we do not supply the minimum guaranteed number of impressions, we recognize the corresponding revenue only when we achieve the minimum guaranteed number. We recognize advertising revenue as we display the advertising and we generally bill our advertisers on a monthly basis.

     In June 1998, we launched our commercial messaging services. We sell our commercial messaging services on a turnkey basis with a complete customer service package, including both account management and technical support. Our commercial messaging customers pay for mailboxes on a monthly basis and we recognize revenue as we perform the services. We compensate our direct and third party sales force primarily through commissions, a variable cost that we determine based on a percentage of the gross revenue that the sales person generates.

     Through December 31, 1998, we generated substantially all of our revenue through advertising sales and less than 1% from our commercial messaging services. We believe that our revenue mix will change as we generate more sales from the services that we recently launched, including our specialized business applications, message outsourcing solutions and fee-based premium services. We anticipate that our mix of revenue from advertising may change in the future as Internet advertising trends change and we develop new advertising products. We expect that our gross margins may decrease for certain of our co-branded services as the percentage of revenue that we share with certain of our strategic partners increases over time. We also may spend significantly on channel acquisition to ensure our position on strategic Web portals in the future.


     Through March 31, 1999, we recorded aggregate unearned compensation totaling approximately $8.8 million in connection with the grant of certain options to employees. This amount is being amortized over the vesting period of such options, which is approximately 4.5 years. These options were issued to create incentives for continued performance. Of the total unearned compensation, approximately $184,000, $178,000, $271,000 and $284,000 were amortized in the quarters ended March 31, June 30, September 30, and December 31, 1998, respectively, and approximately $321,000 was amortized in the first quarter of 1999. In April 1999, we granted options for the purchase of additional shares of common stock which will result in approximately $22 million of unearned compensation. For all options granted through April 1999, we expect per-quarter amortization related to unearned compensation to be between $321,000 and $5.8 million during 1999, $1.8 million during 2000, $1.8 million during 2001, $0.6 million during 2002, $0.6 million during 2003, and $0.4 million during 2004. Additionally, the terms of an employment agreement with an executive officer will result in recording approximately $750,000 of additional compensation expense in the second quarter of 1999, and an additional $2,250,000 ratably through December 31, 2001.



     Amortization of deferred compensation represents loss per share of $(0.14) (actual) for the year ended December 31, 1997; $(0.36) (actual) and $(0.04) (pro forma, unaudited) for the year ended December 31, 1998; $(0.07) (actual) and $(0.01) (pro forma, unaudited) for the three months ended March 31, 1998; and $(0.12) (actual) and $(0.01) (pro forma, unaudited) for the three months ended March 31, 1999.


     Given the early stage of development of our market, we intend to focus primarily on growing revenue and market share for at least the next three years. To do so, we intend to expand our operations and employee base, including our sales, marketing, technical, operational and customer support resources. We also intend to further develop new and existing strategic relationships to expand our distribution channels. We intend to develop strategic sales offices, data centers and disaster recovery centers. We also plan to continue to make investments in technology, which may involve the development, acquisition or licensing of technologies that complement or augment our existing services and technologies. We also intend to continue to invest heavily in sales and marketing activities.


     We have incurred significant losses since our inception, and as of December 31, 1998 and March 31, 1999 had an accumulated deficit of $24,600,106 and $30,580,972, respectively. We expect to incur substantial operating losses at least through the end of 2001. Based on current budgets, the proceeds of this offering are expected to meet the Company's capital needs for at least the next eighteen months. However, if we achieve less revenue growth than we anticipate, or if our operating expenses or capital spending plans increase, we would need to raise additional capital. Prior to March 1997, we were an S corporation for tax purposes, and tax net operating losses prior to that date are not available to offset any future taxable income.

     In view of the rapidly evolving nature of our business and our limited operating history, we believe that our revenue and operating results, including our gross profit margin and operating expenses as a percentage of total revenue, should not be relied upon as indications of future performance. We do not believe that our historical growth rates are indicative of future results.

RESULTS OF CONTINUING OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31,
1998

     The information as of and for the three months ended March 31, 1999 and 1998 have been derived from our unaudited financial statements which, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results of operations for such periods.

     Revenue. Revenue consists of advertising revenue and, in 1999, per-mailbox fee revenue and fee-based premium services revenue. Revenue increased to $1,945,000 in the first quarter of 1999 from $520,000 in the first quarter of 1998. Substantially all of the increase was due to an increase in advertising revenue. The number of NET@DDRESS mailboxes increased to 6.7 million at March 31, 1999 from 3.5 million at March 31, 1998.

     In June 1998, we launched Netscape WebMail Powered by USA.NET. At March 31, 1999 Netscape WebMail Powered by USA.NET had over 2.7 million mailboxes. Additionally, after the first quarter of 1998, together with American Express, we launched AmExMail Powered by USA.NET. At March 31, 1999, AmExMail had over 258,000 mailboxes.

     In March 1999, we launched fee-based premium services on both NET@ADDRESS and Netscape WebMail Powered by USA.NET. As of March 31, 1999, we had over 1,200 users who had purchased premium services. Revenue from these services is amortized over the term that the services are provided.

     Cost of Revenue. Cost of revenue consists primarily of sales commissions, Internet connection charges, depreciation, salaries and benefits of operating and customer service personnel, occupancy costs and other related operating costs and, in 1999, Netscape's and American Express' share of revenue that we generate under our relationships with them. Cost of revenue increased to $2,180,000 in the first quarter of 1999 from $709,000 in the first quarter of 1998. During the first quarter of 1999, these costs were approximately 112.1% of total revenue compared to 136.4% in the first quarter of 1998. Our cost of revenue increased in dollar amounts primarily due to increased personnel costs, depreciation expense, Netscape's and American Express' revenue shares and sales commissions. We significantly increased the number of operations and customer support personnel as follows:


                       AS OF                          NUMBER
                       -----                          ------
March 31, 1999......................................    64
December 31, 1998...................................    67
March 31, 1998......................................    27


     Selling and Marketing. Selling and marketing expenses consist primarily of compensation for our sales and marketing personnel, advertising and other promotional costs. Selling and marketing expenses increased to $2,401,000 in the first quarter 1999 from $914,000 in the first quarter of 1998. During the first quarter of 1999, these costs were approximately 123.5% of total revenue compared to 175.8% in the first quarter of 1998. The increase in dollar amounts in 1999 was primarily due to increases in the number of personnel as follows:


                       AS OF                          NUMBER
                       -----                          ------
March 31, 1999......................................    48
December 31, 1998...................................    44
March 31, 1998......................................    15

     In addition, an increase in the purchase of Web-based advertising to promote our services and an increased promotional effort for our commercial messaging solution after the first quarter of 1998 contributed to the increase in selling and marketing expenses.

     Product Development. Product development expenses consist primarily of salaries and related benefits of development engineers, occupancy costs and consulting fees. Product development expenses increased to $1,362,000 in the first quarter of 1999 from $481,000 in the first quarter of 1998. During the first quarter of 1999, these costs were approximately 70.0% of total revenue compared to 92.5% in the first quarter of 1998. The increase in dollar amounts in 1999 was primarily due to ongoing costs relating to the development of features and functionality of our current consumer and commercial messaging solutions, as well as increases in the number of product development personnel as follows:


                       AS OF                          NUMBER
                       -----                          ------
March 31, 1999......................................    44
December 31, 1998...................................    43
March 31, 1998......................................    16


     General and Administrative. General and administrative expenses include salaries and related expenses for executives, finance personnel, corporate support, as well as occupancy costs, professional fees and similar expenses. General and administrative expenses increased to $892,000 in the first quarter of 1999 from $346,000 in the first quarter 1998. During the first quarter of 1999 these costs were approximately 45.8% of total revenue compared to 66.5% in the first quarter of 1998. The increase in dollar amounts in 1999 was primarily due to increases in the number of personnel as follows:


                       AS OF                          NUMBER
                       -----                          ------
March 31, 1999......................................    24
December 31, 1998...................................    22
March 31, 1998......................................    10


     Amortization of Channel Acquisition Costs. During 1998, we paid Netscape $5,000,000 for the exclusive right to provide email services to Netscape's domestic Netcenter portal and $1,500,000 for similar international rights. We are obligated to pay Netscape $625,000 and $375,000 in 1999 and 2000, respectively, and these future payments have been recorded in channel acquisition costs and accrued liabilities. We are amortizing these payments over the terms of the related agreements. Amortization begins when the service is launched. We recorded $625,000 of such amortization in the three months ended March 31, 1999 related to Netscape's domestic Netcenter. The international Netcenters are not yet launched.


     Amortization of Deferred Compensation. During the first quarter of 1999, we recorded aggregate unearned compensation in the amount of $2.8 million in connection with the grant of certain stock options during this period. Amortization totaled $321,000 during this period. During the first quarter of 1998, $184,000 of such amortization was recorded. Please refer to note 6 of the notes to the financial statements.


     Other Income. Other income consists primarily of interest earnings on our cash, cash equivalents and short-term investments. We completed a private placement of equity securities in August 1998, which provided net proceeds of $21,390,000. During 1998, we also completed additional closings on prior private placements, which provided proceeds of $10,835,000. As a result of these closings, interest and other income increased to $114,000 in the first quarter of 1999 from $36,000 in the first quarter of 1998.

     We have incurred interest expense on notes payable and capital lease obligations. During the first quarter of 1999 interest expense was $259,000 compared to $23,000 in the first quarter of 1998. The increase in interest expense was due to our use of capital leases to fund equipment purchases.

RESULTS OF CONTINUING OPERATIONS

  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Revenue. Revenue consists of advertising revenue and per-mailbox fees. Revenue increased to $4,703,000 in 1998 from $782,000 in 1997 and $34,000 in
1996. Substantially all of these increases were due to increases in advertising revenue. Since 1996, the increased number of users of our email and advanced messaging solutions, our sales and marketing efforts, and the increased number of advertisers allowed us to generate additional advertising revenue. The number of NET@DDRESS mailboxes increased to 5.7 million at December 31, 1998 from 2.5 million at December 31, 1997 and 135,000 at December 31, 1996. Egghead.com accounted for 27.0% of total revenue in 1998 and 18.1% of total revenue in 1997. 24/7 Media accounted for 14.9% of revenue and Webstakes accounted for 11.4% of revenue in 1997.

     During 1998, we launched Netscape WebMail Powered by USA.NET. At December 31, 1998, Netscape WebMail had over 1.7 million mailboxes. Also in 1998, together with American Express, we launched AmExMail Powered by USA.NET. At December 31, 1998, AmExMail had over 214,000 mailboxes. We share with Netscape and American Express a portion of the revenue that we generate under our relationships with them. For 1998, the Netscape WebMail and AmExMail services accounted for approximately 30.4% and 1.4% of revenue, respectively.

     Cost of Revenue. Cost of revenue consists primarily of Netscape's and American Express' share of revenue that we generate under our relationships with them, sales commissions, Internet connection charges, depreciation, salaries and benefits of operating and customer service personnel, occupancy costs and other related operating costs. Since 1996, the growth in the number of mailboxes we manage has increased the cost of revenue. Cost of revenue increased to $5,329,000 in 1998 from $1,614,000 in 1997 and $299,000 in 1996. During 1998, these costs were approximately 113.3% of total revenue. Our cost of revenue increased primarily due to increased personnel costs, depreciation expense and sales commissions. We significantly increased the number of operations and customer support personnel as follows:

      AS OF                                           NUMBER
-----------------                                     ------
December 31, 1998 .................................     67
December 31, 1997 .................................     25
December 31, 1996 .................................      6

     In addition, we acquired substantial equipment for our data center throughout 1998, and as a result, our depreciation expense increased in 1998.

     Selling and Marketing. Selling and marketing expenses consist primarily of compensation for our sales and marketing personnel, advertising, and other promotional costs. Selling and marketing expenses increased to $6,904,000 in 1998 from $2,269,000 in 1997 and $876,000 in 1996. The increases in 1998 and
1997 were primarily due to increases in the number of personnel as follows:

      AS OF                                           NUMBER
-----------------                                     ------
December 31, 1998 .................................     44
December 31, 1997 .................................      7
December 31, 1996 .................................      2

     In addition, an increase in the purchase of Web-based advertising to promote our services and an increased promotional effort for our commercial messaging solution during 1998 contributed to the increase in selling and marketing expenses.

     Product Development. Product development expenses consist primarily of salaries and related benefits of development engineers, occupancy costs and consulting fees. Product development expenses increased to $3,042,000 in 1998 from $1,208,000 in 1997 and $260,000 in 1996. The increase in product development expenses in each year since 1996 is primarily due to ongoing costs relating to the development of features and functionality of our current consumer and commercial messaging solutions, as well as increases in the number of product development personnel as follows:

      AS OF                                           NUMBER
-----------------                                     ------
December 31, 1998 .................................     43
December 31, 1997 .................................     12
December 31, 1996 .................................      5

     General and Administrative. General and administrative expenses include salaries and related expenses for executives, finance personnel, corporate support, as well as occupancy costs, professional fees and similar expenses. General and administrative expenses increased to $2,447,000 in 1998 from $1,490,000 in 1997 and $674,000 in 1996. The increase in each year since 1996 is primarily due to the increased number of general and administrative personnel as follows:

      AS OF                                           NUMBER
-----------------                                     ------
December 31, 1998 .................................     22
December 31, 1997 .................................     11
December 31, 1996 .................................      3

     In addition, outside consulting, professional fees, recruiting fees and travel expenses associated with our increased business activities added to the increase in general and administrative expenses.

     Amortization of Channel Acquisition Costs. During 1998, we paid Netscape $5,000,000 for the exclusive right to provide email services to Netscape's domestic Netcenter portal and $1,500,000 for similar international rights. We are obligated to pay Netscape $625,000 and $375,000 in 1999 and 2000, respectively, and these future payments have been recorded in channel acquisition costs and accrued liabilities. We are amortizing these payments over the terms of the related agreements. Amortization begins when the service is launched. We recorded $1,250,000 of such amortization in 1998 related to Netscape's domestic Netcenter. The international Netcenters were not yet launched.


     Amortization of Deferred Compensation. During 1998, we recorded aggregate unearned compensation in the amount of $3.3 million in connection with the grant of certain stock options. Amortization totaled $917,000 during 1998. Please refer to note 6 of the notes to financial statements.


     Other Income. Other income consists primarily of interest earnings on our cash, cash equivalents and short-term investments. We completed a private placement of equity securities in August 1998, which provided net proceeds of $21,390,000. During 1998, we also completed additional closings on prior private placements, which provided proceeds of $10,835,000. As a result of these closings, interest and other income increased to $521,000 in 1998 from $134,000 in 1997. Our other income in 1997 was primarily the result of interest income on short-term investments.

     We have incurred interest expense on notes payable and capital lease obligations. During 1998, interest expense was $230,000 compared to $9,000 for 1997. The increase in interest expense is due to our use of capital leases to fund equipment purchases.

INCOME TAXES

     No provision or benefit for federal and state income taxes (actual or pro forma) has been recorded because we incurred net operating losses from inception through December 31, 1998. Prior to March 1997, we were an S corporation for tax purposes. As of December 31, 1998 we had approximately $18,779,000 of federal and state operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2012. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances, including significant changes in ownership interests. Our existing net operating loss carryforward may be restricted due to changes in ownership or from future tax legislation.

     We have established a valuation allowance against the entire amount of our deferred tax asset because our management has not been able to conclude that it is more likely than not that we will be able to realize the deferred tax asset, due primarily to our history of operating losses.

QUARTERLY OPERATING DATA

     The following table sets forth selected unaudited statements of operations data and the number of mailboxes for each quarter in 1998 and the three months ended March 31, 1999. The financial information for each quarter has been prepared on substantially the same basis as the audited statements included in other parts of this prospectus and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results of operations for such periods. This financial information should be read in conjunction with the audited financial statements and the notes attached to those financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future and the results of the interim periods are not indicative of results of any future period.


                                                             THREE MONTHS ENDED
                                   ----------------------------------------------------------------------
                                    MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                      1998          1998           1998            1998          1999
                                   -----------   -----------   -------------   ------------   -----------
STATEMENT OF OPERATIONS DATA:
Revenue..........................  $   520,075   $   778,883    $ 1,495,108    $ 1,908,647    $ 1,944,877
Cost of revenue..................      709,244       905,134      1,462,715      2,252,142      2,180,235
                                   -----------   -----------    -----------    -----------    -----------
  Gross margin...................     (189,169)     (126,251)        32,393       (343,495)      (235,358)
Operating expenses:
  Selling and marketing..........      914,400     1,661,259      1,809,175      2,518,776      2,401,277
  Product development............      481,039       588,671        749,780      1,222,735      1,361,768
  General and administrative.....      345,953       523,049        751,707        826,006        891,597
  Amortization of channel
     acquisition costs...........           --            --        625,000        625,000        625,000
  Amortization of deferred
     compensation................      183,672       178,244        271,354        283,588        320,865
                                   -----------   -----------    -----------    -----------    -----------
          Total operating
            expenses.............    1,925,064     2,951,223      4,207,016      5,476,105      5,600,507
                                   -----------   -----------    -----------    -----------    -----------
Net loss from continuing
  operations.....................   (2,114,233)   (3,077,474)    (4,174,623)    (5,819,600)    (5,835,865)
Other income (expense), net......       35,574        92,507        118,688        274,409        113,616
Interest expense.................      (23,309)      (49,434)       (60,058)       (97,092)      (258,617)
                                   -----------   -----------    -----------    -----------    -----------
Net loss from continuing
  operations.....................  $(2,101,968)  $(3,034,401)   $(4,115,993)   $(5,642,283)   $(5,980,866)
                                   ===========   ===========    ===========    ===========    ===========
NUMBER OF MAILBOXES AT PERIOD
  END:
Consumers........................    3,385,000     4,027,000      4,769,000      5,676,000      6,700,000
Web portals......................           --            --        869,000      1,715,000      2,700,000
Businesses.......................       83,000       118,000        168,000        217,000        258,000
                                   -----------   -----------    -----------    -----------    -----------
          Total..................    3,468,000     4,145,000      5,806,000      7,608,000      9,658,000
                                   ===========   ===========    ===========    ===========    ===========


     Our revenue and cost of revenue during these periods closely tracked our growth in users from quarter to quarter. Our operating expenses increased quarter over quarter as we grew our sales and marketing capabilities, our service offerings under development, and our administrative infrastructure. Other factors that influenced our quarterly results in 1998 include the following:

     - In April 1998 and November 1998, we paid Netscape channel acquisition costs, and are amortizing them over their terms, as discussed above;

     - In June 1998 we launched our commercial messaging services; and

     - In March 1998 and August 1998 we sold equity to investors.

     Our annual and quarterly operating results have fluctuated significantly in the past and we expect them to fluctuate significantly in the future.

LIQUIDITY AND CAPITAL RESOURCES


     Our cash and cash equivalents, restricted cash and short-term investment securities increased by $7,464,000 from December 31, 1997 to $11,508,000 at December 31, 1998 and decreased by $4,170,000 to $7,338,000 at March 31, 1999.
This net change occurred because we raised $32,235,000 in net proceeds from the sale of equity securities and incurred a net loss of $14,895,000 during 1998 and $5,981,000 during the three months ended March 31, 1999, due to the expansion of our organization and operations. Our investment in property and equipment during 1998 was $12,294,000, of which $5,542,000 was financed with capital leases. Our investment in property and equipment during the three months ended March 31, 1999 was $3,053,000, of which $551,000 was acquired by the use of accounts payable and $1,533,000 was financed with capital leases. Installation of network infrastructure equipment in our data center, equipment for new employees and leasehold improvements related to office and data center expansions accounted for most of the increase in our capital expenditures. We expect that our investment in property and equipment will continue to grow as we increase our capacity to provide email services, although we have no formal commitments to do so. In 1998, we paid $6,500,000 to Netscape in 1998 for channel acquisition costs. We also have to pay an additional $625,000 and $375,000 to Netscape in 1999 and 2000, respectively, for additional fees. These future payments totaling $1,000,000 have been recorded as channel acquisition costs and as a liability at December 31, 1998 and March 31, 1999.


     We have a credit facility with a bank that provides for borrowings up to $2,000,000. As of December 31, 1998 and March 31, 1999, $1,767,000 and
$1,709,000, respectively, were outstanding under this credit facility. Borrowings under this credit facility bear interest at the bank's prime rate, which was 7.75% at March 31, 1999. Certain of our assets collateralize borrowings under this facility and a stockholder that is an officer and director has guaranteed the facility. Our capital lease obligations, including both short-term and long-term portions, increased by $5,237,000 during 1998 (net of repayments) because we secured financing for a substantial share of our additions to property and equipment.

     We have financed the majority of our operations through the issuance of equity securities. We have sold common stock and preferred stock generating aggregate net proceeds of $44,295,000, of which $1,419,000 was restricted at March 31, 1999 for certain marketing and technical development efforts and is reflected as restricted cash on our balance sheet.

     To date, we have derived substantially all of our revenue from the sale of advertising on our Web sites. The Internet has not been available as an advertising medium long enough to gauge its effectiveness as compared to traditional advertising outlets. We may not be successful in marketing our current services or other new or enhanced services. In addition, the market for our services is characterized by rapid technological developments, frequent new service introductions and evolving industry standards. These changes require us to continually improve the performance, features, and reliability of our services, particularly in response to competition. We may not be successful in responding to these changes.

     We believe that the net proceeds from the sale of common stock offered hereby, together with our current cash, cash equivalents and short-term investment balances, cash generated from operations and cash available under our credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next eighteen months. Our operating and investing activities may require us to obtain additional equity or debt financing. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products, and technologies, to consummate potential acquisitions, we may need additional equity or debt financing in the future.

     We believe that capital is available to us from third parties if this offering is not consummated. If this capital is not made available, a stockholder has committed to fund our operations through 1999, if necessary.

YEAR 2000 ISSUES

     The Year 2000 issue arose because many computer programs were written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, an inability to connect to the Internet, process transactions, send invoices or engage in normal business activities. As a result, many companies must upgrade or replace their computer systems to avoid "Year 2000" issues.

     We are a comparatively new enterprise, and, accordingly, the software and hardware we use to manage our business has all been purchased or developed by us within the last 24 months. While this fact pattern does not uniformly protect us against Year 2000 exposure, we believe we gain some mitigation from the fact that the information technology we use to manage our business is not based upon "legacy" hardware and software systems. "Legacy system" is a term often used to describe hardware and software systems that were developed in previous decades when there was less awareness of Year 2000 issues. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network traffic, for example, is written with four digits to define the applicable year.

     We are in the process of testing our internal information technology and non-information technology systems. We have a dedicated Year 2000 project manager and our own personnel have performed all of the testing we have completed. To date, we have completed testing of our internally developed information technology and non-information technology software. Based on such testing, we believe that such software is Year 2000 compliant.

     In addition to our internally developed software, we use software and hardware developed by third parties both for our network and internal information systems. We have not performed any testing of such third-party software or hardware to determine Year 2000 compliance. We are, however, in the process of obtaining certifications from our key vendors to ensure that their hardware and software is Year 2000 compliant. Based on our initial evaluation of our list of material software and hardware providers, we believe that these providers are presently compliant or are reviewing and implementing their own Year 2000 compliance programs. We intend to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

     In addition, we rely on third party network infrastructure providers to gain access to the Internet. If such providers experience business interruptions as a result of their failure to achieve Year 2000 compliance, our ability to provide Internet connectivity could be impaired, which could have a material adverse effect on our business, results of operations and financial condition.

     Our users' success in maintaining Year 2000 compliance is also significant to our ability to generate revenue and execute our business plan. Interruptions in our users' services and on-line activities caused by Year 2000 problems could have a material adverse effect on our revenue.

     We have not incurred any significant expenses to date and we are not aware of any material costs associated with our anticipated Year 2000 efforts. However, if we, a significant number of our users, our providers of hardware and software or our third-party network providers fail to remedy any Year 2000 issues, we could experience a material loss of revenue that could materially adversely affect our business, results of operations and financial condition. We would consider an interruption in our ability to provide our services to be the most reasonably likely unfavorable result of any failure by us, or failure by the third parties upon whom we rely, to achieve Year 2000 compliance. Presently, we believe we are unable to reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenue. We have not yet developed a comprehensive contingency plan to address these issues, which could result from such failure. We are prepared to develop such a contingency plan if our ongoing assessment indicates areas of significant exposure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of changes in United States interest rates and changes in foreign currency exchange rates as measured against the United States Dollar. These exposures are directly related to our normal operating and funding activities. Historically and as of March 31, 1999, we have not used derivative instruments or engaged in hedging activities.

INTEREST RATE RISK

     The interest payable on our credit facility is variable based on the prime rate, and, therefore, affected by changes in market interest rates. At March 31, 1999 and December 31, 1998, approximately $1,709,000 and $1,767,000, respectively, was outstanding on the note payable. The note payable matures in January 2000. We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

FOREIGN CURRENCY RISK

     We may enter into contracts where we pay or a third party pays us in a foreign currency. This exposes us to changes in exchange rates. Changes in the foreign exchange rates may positively or negatively affect our financial position, results of operations or cash flows. We do not believe that near-term changes in exchange rates will result in a material effect on future earnings, fair values or cash flows, and therefore, have chosen not to enter into foreign currency hedging instruments. There can be no assurance that such an approach will be successful, especially in the event of a significant and sudden decline in the foreign exchange rates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of such software. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its 1999 financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company is required to adopt SFAS No. 133 in the year ended December 31, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

                                    BUSINESS


     We provide email and advanced messaging solutions on the Internet for consumers, Web portals and businesses. As of April 30, 1999, we managed over
10.2 million mailboxes across all of our service offerings and processed over 172 million messages during the month of April 1999. Our consumer email service, NET@DDRESS (www.netaddress.com), is the largest independent Web-based email service on the Internet with approximately 7 million mailboxes. Netscape and register.com, a business-oriented portal site, constitute our primary Web portal clients. Our commercial messaging solutions include specialized business applications for companies such as American Express, as well as comprehensive message outsourcing services for a wide range of businesses. We base our messaging solutions on highly reliable and scalable, or expandable, technology that includes advanced features, universal accessibility and a high level of security. We believe that our proven experience in meeting the rapidly evolving messaging needs of consumers, Web portals and businesses positions us to capitalize on the continuing rapid growth of Internet-based messaging.


     We started our business in 1991 as Community News Service, Inc., to provide Internet access and other Internet-related services to consumer and commercial customers throughout the United States. In 1995, we began the development of our email solutions. In March 1997, we sold our Internet service provider business to focus exclusively on our email and advanced messaging solutions.

  CONSUMERS

     In April 1996, we launched NET@DDRESS, the first Web-based email service for consumers. NET@DDRESS, which we offer as a free service, has allowed us to quickly build a large user base, establish our reputation for providing quality service and scale-up our technology infrastructure. In 1998, NET@DDRESS won awards from PC Magazine, CNET and Windows Magazine in comparisons of the overall features and functionality of free email services. In December 1998, MediaMetrix, an Internet usage measuring firm, ranked NET@DDRESS as the sixth most popular site on the Web based on the ability of a Web site to keep users' attention. We generate revenue from NET@DDRESS by selling advertising space and by offering fee-based premium services. We intend to increase advertising revenue from NET@DDRESS by using enhanced targeted marketing techniques and by expanding our user base. We also plan to offer our users additional fee-based premium services.

  WEB PORTALS


     We provide our messaging solutions to Web portals to enhance our reputation as a provider of messaging services and to build our brand awareness among both consumers and businesses. Web portals offer a one-stop source of information for a broad range of consumers and business users. We host and manage the Web-based email services for Netscape's Netcenter Web portal. Before we launched Netscape WebMail Powered by USA.NET in June 1998, Netscape did not offer email capability to its Netcenter members. Netscape WebMail currently has over 3 million mailboxes. According to Netscape, in April 1999 there were approximately 15 million Netcenter members generating more than 55 million pageviews per day. In September 1998, PC Magazine recognized Netscape WebMail as the top-ranked Web-based email service in its review of the features of 12 major Web portals. We are also developing foreign language-based email services for certain of Netscape's international Netcenter Web portals. We generate revenue from Netscape WebMail by selling advertising space through our internal sales force and from fee-based premium services. We share this advertising and premium service revenue with Netscape. Netscape invested in us in August 1998.


     In March 1999, we entered into an agreement with register.com to offer businesses an integrated solution that combines our email and other advanced messaging solutions with register.com's domain name registration service. We plan to generate revenue by charging a monthly fee for each mailbox established through this relationship.

  BUSINESSES

     We develop and deploy our messaging solutions to address specialized business messaging needs. In April 1998, together with American Express, we launched AmExMail, a Web-based email service that is available to all consumers free of charge but which has special features available exclusively to American Express Cardmembers. AmExMail enables American Express to communicate with its customers and prospects in a variety of ways and helps American Express build customer loyalty. American Express invested in us in April 1997 and March 1998.

     We also offer comprehensive message outsourcing services to businesses to meet their need for a cost-effective and reliable solution to their increasingly complex messaging requirements. Outsourcing occurs when a company chooses to have a third party provide a particular service that it might otherwise perform itself. We introduced this service in June 1998 and currently market it to companies in a wide range of industries, including Internet service providers, wireline and wireless telecommunications companies, publishers, information technology service companies, professional service providers and consumer products companies.

     We generate revenue from these application-specific and comprehensive outsourcing solutions primarily by charging a monthly fee for each mailbox. We also offer fee-based premium services and sell advertising in select situations.

     We believe that we are well positioned to capitalize on the growing importance of email as a communications medium for consumers, Web portals and businesses. We believe that our messaging solutions will function as a central message center that allows users to take advantage of the convergence of email, voice mail and fax communications over the Internet. We believe that the development of unified messaging will create new opportunities for expanded services for a variety of Internet access devices, including computers, wireless phones, pagers, personal digital assistants and television set-top boxes.

EMAIL AND MESSAGING BACKGROUND AND TRENDS

  GROWTH OF THE INTERNET AND INTERNET MESSAGING

     The Internet is quickly becoming an important communications tool, advertising medium and sales channel for both consumers and businesses worldwide. International Data Corporation estimates that the number of Internet users worldwide will grow from 97 million in 1998 to 320 million by the end of 2002, and that the number of devices able to access the Internet will increase from 120 million in 1998 to 515 million by the end of 2002. Jupiter Communications estimates that online advertising revenue will grow from approximately $1.9 billion in 1998 to approximately $7.7 billion in 2002.

     We believe that email and advanced messaging services will continue to be key drivers of Internet usage and growth because they are among the most popular Internet applications today. Email is a powerful yet inexpensive means of handling a wide variety of business-to-business, business-to-consumer and personal communications at any time and from any location. According to Forrester Research, the number of email users in the United States is expected to increase from 75 million in 1998 to 135 million in 2001. In addition, International Data Corporation estimates that the total number of email messages sent per day in the United States will increase from 2.1 billion in 1998 to 7.9 billion in 2002. We believe that the growth in the use of email is being driven by its convenience, speed, relatively low cost and the ability to send multimedia attachments, such as video clips, graphics files, audio files, documents and spreadsheets.

  DEVELOPMENT OF INDUSTRY PROTOCOLS

     The creation and widespread acceptance of industry protocols have driven the rapid growth in the use of the Internet as a messaging medium. The first email protocols enabled users to send messages across a variety of computer operating systems. Recently adopted Internet protocols facilitate a user's access to messages from a variety of devices. New email solutions, including those offered free of charge, allow users with a Web browser, such as Netscape Navigator or Microsoft Internet Explorer, to access their messages from any computer, terminal or kiosk that is connected to the Internet.

     Simple Mail Transport Protocol is currently the standard mail protocol on the Internet. It allows Internet servers to route mail from the sender to a destination. All Internet messages are transported using this protocol. Users of proprietary email systems must convert their internal mail formats to the Simple Mail Transport Protocol before sending messages over the Internet.



     Web-based mail allows users to access their messages from any computer or device with a Web browser and Internet access. This eliminates the need to maintain a separate program to access email. Post Office Protocol and Internet Messaging Access Protocol are emerging standards that improve the functionality of email. Post Office Protocol allows users to connect to a shared mail server and download their mail to their computer or alternative Internet access device. After a user downloads the mail, the user manages the mail on the user's computer or device.



     Internet Messaging Access Protocol provides greater flexibility at the server level than Post Office Protocol because Internet Messaging Access Protocol allows a user to sort messages, search for specific text in a message, and manipulate folders and mailboxes while those files are still on the server host instead of on the user's computer or alternative Internet access device. This is particularly valuable for users who access their messages from different computers with different email software. In addition, Internet Messaging Access Protocol allows users to have a common mailbox and customized folders and mailboxes that are not specific to a particular computer or alternative access device.


  INTERNET MESSAGING CONVERGENCE


     Emerging Internet protocols, such as Internet Messaging Access Protocol, are facilitating a convergence in messaging. Today, businesses use multiple platforms to communicate by email, voice mail and fax. These platforms generally use different technologies that are based on different communications standards. The new Internet standards are leading to the convergence of email, voice mail and fax communications onto a single platform with a single standard. For example, these new standards will allow voice mail messages to become audio attachments and faxes to become image attachments to email messages. As a result, users will be able to read, view, listen and respond to different message types using a common interface that can be accessed by traditional personal computers or a variety of other Internet access devices, including wireless phones, network computers, pagers, personal digital assistants and television set-top boxes.


     As email becomes an essential communications medium, businesses and consumers expect their email service to be as reliable as their telephone service. To remain competitive, businesses must be able to rapidly deploy an advanced email system, manage the system effectively and increase its capacity. As the number of email users grows and the volume and complexity of messages increases, email systems must be able to accommodate increasing user demand and rising storage requirements.

  SPECIALIZED BUSINESS APPLICATIONS AND MESSAGE OUTSOURCING SERVICES

     Today, many businesses have implemented in-house email systems which require hardware, software and technical and administrative resources. Creative Networks, an e-business consulting and research firm, estimates that to acquire, deploy and operate an in-house messaging solution for 5,000 users, a business must spend approximately $640 per user's mailbox per year. Even with this level of investment, we believe many businesses still face significant downtime and unreliable service. According to the Gartner Group, the percentage of large businesses that expect to outsource at least some of their email systems is estimated to grow from 10% in 1998 to 25% in 2000. Additionally, Forrester Research estimates that the amount spent on outsourced email services will increase from an estimated $8 million in 1997 to over $1 billion in 2002. We believe that a growing number of businesses will outsource their messaging services to ensure a more reliable, cost-effective and less resource-intensive solution than their own in-house email system.

     The rapid proliferation in the number of email users, together with advances in messaging technology, have enabled new applications for Internet messaging such as enhanced customer care and service and targeted direct marketing. However, many businesses lack the internal expertise or resources to exploit these opportunities. We believe there is a significant need for a provider of solutions for business communications needs.

USA.NET: MEETING THE MESSAGING NEEDS OF CONSUMERS, WEB PORTALS AND BUSINESSES

     Our advanced messaging solutions are designed to capitalize on developing Internet messaging trends and to service the expanding messaging needs of consumers, Web portals and businesses. We use our experience in managing millions of emailboxes to provide our users with a robust set of features that satisfy these needs.

  CONSUMER NEEDS

     We believe that consumers want a messaging solution that:

     - Provides a permanent email address that does not change when the user switches employers, schools or Internet service providers;

     - Permits users to easily access their messages through any computer or device connected to the Internet without having to download or install special software;


     - Offers a robust set of basic features to easily retrieve and send messages, consolidate messages from multiple Post Office
       Protocol-compliant mailboxes, filter and organize messages and create automatic replies to incoming messages;


     - Offers optional advanced functionality such as virus scanning, email forwarding and message notification; and

     - Ensures email account privacy and secure delivery of messages.

  WEB PORTAL AND BUSINESS NEEDS

     We believe that Web portals and businesses require a comprehensive advanced messaging solution that:

     - Eliminates the need to incur significant hardware, software and ongoing operational support costs;

     - Can be rapidly deployed;

     - Can be readily upgraded and expanded as their businesses and message volume grow;

     - Allows them to focus management resources on their core competencies;

     - Is reliable and provides a high level of security;

     - Permits users to easily access their messages through any computer or device connected to the Internet without having to download or install special software;

     - Can be customized to ensure a consistent "look and feel" with their corporate images;

     - Is compatible with popular software programs such as Netscape Messenger and Microsoft Outlook;

     - Offers specialized applications and value-added features to allow strategic business-to-business or business-to-consumer communications; and

     - Offers sophisticated and accessible customer service and technical support.

STRATEGY

     Our objective is to be the leading provider of email and advanced messaging solutions for consumers, Web portals and businesses. We intend to pursue this objective by employing the following strategies:

  DEVELOP SPECIALIZED APPLICATIONS TO SOLVE UNIQUE BUSINESS NEEDS

     We are aggressively developing solutions for a wide range of business communications needs. We believe that our experience and success in developing specialized messaging services for American Express will help us identify and develop solutions to address numerous other specific business needs. Our specialized messaging solutions allow a business to:

     - Improve its ability to directly target promotional offers and other marketing initiatives to its customer base;

     - Attract and retain customers and increase customer satisfaction through ongoing communication and interaction on the Internet;

     - Differentiate itself from its competitors by offering new and enhanced services; and

     - Improve its business-to-business and business-to-consumer communication capabilities.

  EXPAND OUR MESSAGE OUTSOURCING SERVICES

     Our message outsourcing services are designed to address the needs of businesses for cost-effective, reliable messaging solutions that can handle the increasingly complex messaging requirements resulting from the convergence of email, voice and fax communications. As a result, we are devoting significant attention to expanding our message outsourcing services. We are pursuing this opportunity by expanding our sales and marketing activities and by establishing relationships with information technology service companies, resellers and distributors which have access to a broad customer base. We also intend to focus on developing strategic partnerships with selected telecommunications and other service providers to bundle our commercial messaging services with their communication services.

  CONTINUE LEADERSHIP IN CONSUMER MESSAGING

     We intend to continue to expand our NET@DDRESS user base and to increase our average revenue per user. We plan to significantly expand our marketing activities to broaden consumer awareness of NET@DDRESS and to attract mainstream consumers, who are increasingly accessing the Internet and using email. We also seek to increase our average revenue per user by enabling advertisers to pursue targeted marketing initiatives and by offering fee-based premium services to existing and new users.

  DEVELOP AND STRENGTHEN RELATIONSHIPS WITH WEB PORTALS

     We seek to maintain and expand our Netscape and register.com relationships and to selectively pursue other Web portal relationships. We intend to generate additional advertising and premium service revenue from Netscape's WebMail, and we plan to broaden our per-mailbox revenue opportunities through our relationship with register.com and other Web portals. We are focusing on developing relationships with additional Web portals that we believe may further build our reputation and provide us with access to significant user bases and revenue opportunities.

  MAINTAIN TECHNOLOGY LEADERSHIP

     We have developed highly reliable and scalable messaging technology, and we use the best available third party software where appropriate. We plan to continue to be a leader in advanced messaging by combining the best available third party hardware and software with our proprietary applications and technology. We intend to:

     - Continue our focus on creating value-added solutions for specialized business applications;

     - Develop software to enhance our services; and

     - Ensure that our systems can be easily integrated with those of our users.

  PROVIDE SUPERIOR CUSTOMER SERVICE

     We are dedicated to providing superior customer service to satisfy businesses' and consumers' demand for reliable, high quality messaging services. We provide customer support through live agents at our dedicated call center and through online services. Our highly trained customer support staff of over 40 people uses the leading voice, e-service and interactive online technologies to enhance the quality of our support. We plan to expand our customer support staff and continue to dedicate significant resources to monitoring and improving the quality of our customer support services.

OUR ADVANCED MESSAGING SERVICES

     We have developed a wide range of reliable, easy-to-use advanced messaging solutions to meet the rapidly evolving needs of consumers, Web portals and businesses. We base our messaging solutions on highly reliable and scalable technology that includes advanced features, universal accessibility and a high level of security. We have multiple diverse revenue opportunities, including advertising revenue, fee-based premium services and monthly per-mailbox fees.

  MESSAGING SOLUTIONS FOR CONSUMERS

     NET@DDRESS users receive a permanent email address of their choice with a "usa.net" domain name (e.g. username@usa.net). We provide the basic service free of charge. The user's email address does not change regardless of how often the user switches employers, schools or Internet service providers.

     NET@DDRESS users can send or retrieve email through the NET@DDRESS Web site (www.netaddress.com) from any computer connected to the Internet with a standard Web browser. Since NET@DDRESS is Web-based, users do not need to download or install special software to access the service, but if they desire, they can view their messages through popular software programs such as Netscape Messenger or Microsoft Outlook.

     All NET@DDRESS users can use our robust set of free basic features to:

     - Store up to five megabytes of data;


     - Consolidate messages from multiple Post Office Protocol-compliant mailboxes into one mailbox;


     - Block unwanted messages;

     - Attach large, complex files to their messages;

     - Store frequently used email addresses in an address book;

     - Spell check messages;

     - Organize and archive messages in customized folders;

     - Add customized signatures to their messages; and

     - Create automatic replies to incoming messages.

     NET@DDRESS also offers advanced privacy and security features. Each user has an account that the user can access only after entering a unique user name and an individually selected password. Users accessing their accounts via a public computer or other access device can choose to disable their memory cache, meaning that viewed pages are expired rather than stored in the browser's memory so that subsequent users of the public computer or other access device will not be able to read the user's messages.


     NET@DDRESS users can also subscribe to several fee-based premium services, including virus scanning, pager notification, email forwarding and Post Office Protocol access. Users pay for these premium services on a monthly or annual basis.

     In return for providing basic messaging services free-of-charge, we place advertising on the NET@DDRESS Web site. We generate revenue from these advertising sales as well as from the promotion of opt-in content delivery, which is marketing information and special offers from advertisers that users can choose to receive. We gather demographic data during the initial registration process, which we use for targeting advertisements and other service offerings to users. We offer advertisers a number of programs to target advertisements to various demographic segments of our user base to increase advertising effectiveness.

  MESSAGING SOLUTIONS FOR WEB PORTALS

     Netscape WebMail Powered by USA.NET

     In 1998, we entered into a relationship with Netscape to host and manage email services for Netscape's Netcenter Web portal. Netscape WebMail Powered by USA.NET is accessible from the Netscape Netcenter Web site (www.netcenter.com) as well as from a button on the toolbar of Netscape browser software. The email service offers the same features and functionality as our NET@DDRESS service. We host the email services at our facilities. Netscape WebMail users are also automatically enrolled as Netcenter members.

     According to Netscape, Netscape WebMail Powered by USA.NET has become the leading source of attracting new members to Netcenter. We believe that hosting the Netscape WebMail service has provided us with high visibility and has significantly helped us build brand awareness. We intend to market our commercial messaging services to the business users that frequent the Netscape Netcenter site.

     Our agreement with Netscape provides us with multiple revenue opportunities, including advertising and additional fee-based premium services similar to those offered by NET@DDRESS users. We are responsible for selling all advertising space on Netscape WebMail Powered by USA.NET. We share advertising and premium service revenue with Netscape. We recently expanded the scope of our agreement with Netscape to develop foreign language-based email services for certain of Netscape's international Netcenter Web portals. We also expect to generate revenue on the international Web portals by selling advertising space and fee-based premium services.

     Strategic Partnership with register.com

     In March 1999, we entered into an agreement with register.com, a business portal site that is the largest single domain name registration service on the Internet. We believe that the first two steps for a business to establish a presence on the Internet are to register for a domain name and establish email service. Together with register.com, we expect to provide businesses with a bundled offering of domain name registration and business messaging services.

     Under the terms of our agreement, register.com offers its customers the opportunity to receive a Web-based email account with the customer's new domain name. We plan to generate revenue from this relationship by charging a monthly per-mailbox fee.

  MESSAGING SOLUTIONS FOR BUSINESSES

     Specialized Messaging Application for American Express


     In April 1998, together with American Express, we launched AmExMail Powered by USA.NET (www.amexmail.com). As of April 30, 1999, AmExMail had over 273,000 mailboxes. The AmExMail service is offered free to all consumers with all of the features and functionality of our NET@DDRESS service. American Express' Cardmembers, however, receive without charge certain services and features that other users must pay for, including Post Office Protocol access and message management features.


     We host the AmExMail services on secure servers located at our facilities. We generate revenue from the AmExMail service from advertisements. We also plan to offer fee-based premium services to

AmExMail users. We share advertising and will share premium service revenue from AmExMail with American Express.


     Other Specialized Messaging Applications

     We plan to develop other specialized messaging applications that address specific business and communications needs. We believe that businesses can apply these solutions to increase customer service quality, enhance their products and services, interact directly with their customer base, employ direct marketing techniques and increase customer loyalty. We are currently developing a solution for newspaper publishers to help classified advertisers communicate with potential buyers. Our newspaper classifieds solution provides a unique value proposition to both newspapers and advertisers. Some of the other specialized applications that we are currently developing include solutions for:

     - Universities and other groups to establish affinity programs with their alumni or membership base;

     - Telecommunications and wireless service providers to bundle our messaging solutions with their telecommunications services; and

     - Internet service providers and Web hosting companies to combine our services with theirs and provide a complete communications package for their customers.

     Message Outsourcing Services

     We launched our commercial message outsourcing service in June 1998. This service is a cost-effective, easy-to-use email service that is scalable as a customer's business grows. We sell this service on a turnkey basis with a complete customer service package, including both account management and technical support. We currently sell our commercial messaging services directly through our sales force and indirectly through sales channel partners, such as information technology service companies and Internet service providers. We are also pursuing relationships with resellers and distributors aggressively. We charge a monthly per-mailbox fee that allows a business to avoid expensive up-front capital expenditures and to scale its spending as its business grows. We believe that we may have additional revenue opportunities through the sale of premium services and advertising space in select situations. We manage these services at our data center, which is monitored by our team of trained systems operations professionals seven days a week, twenty-four hours per day.

     When a business signs up for the commercial messaging services, it designates a domain name and selects an initial number of mailboxes. The business also designates one of its employees as a "postmaster" to self-administer email addresses, customize the client's email interfaces and add and delete users when appropriate. We train the postmaster and provide ongoing customer support.

     We designed our commercial messaging services to complement and enhance a business' existing email software. Our commercial messaging services can streamline a business' messaging functions because it can integrate disparate email systems that a business may have in different office locations. These services also permit businesses to standardize their email services using any email software, such as Netscape Messenger or Microsoft Outlook. As a result, our services can be implemented easily and with minimal impact on business operations. We also designed our commercial messaging services to grow so that businesses can manage increasing volumes of messages in a cost-effective manner.

     Our commercial messaging services can also add new features and functionality to a business' existing system. For example, we provide gateway filtering for virus detection, filtering for unwanted junk email, and email certification and encryption. In addition, because our service is Web-based, users can access their messages from any Internet-connected device with a Web browser at any time from any location.

     A business can also customize its email for a professional "look and feel" that fits with its corporate image. A business using our commercial messaging services receives a unique email address for each employee that contains the business' domain name (e.g. employeename@businessname.com) allowing it to have a complete professional company image on the Internet that is consistent with any current or future Web site it may have.

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

FEATURES AND FUNCTIONALITY

  BASIC SERVICE FEATURES

     We designed the features and functionality of our service offerings to provide reliable, cost-effective solutions to meet our users' messaging needs. The following table lists features that we currently offer free of charge to consumers and Web portals, and as basic services to businesses.


---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------
 Message Storage           - Five megabytes of storage on     - Allows for centralized message
                           our centralized server               storage on our servers rather
                                                                than on a user's personal
                                                                computer
                                                              - Provides secure server-based
                                                                storage and back-up, as well
                                                                as universal access to
                                                                messages
---------------------------------------------------------------------------------------------------
 Mail Collection           - Consolidate messages from        - Simplifies message management
                             multiple Post Office Protocol-   by automatically consolidating
                             compliant mailboxes into one       all messages in one place
                             mailbox
---------------------------------------------------------------------------------------------------
 Spam Blocking             - Block or delete spam             - Detects and blocks spam before
                           (unsolicited junk email)           it reaches the user's mailbox
                             messages
---------------------------------------------------------------------------------------------------
 File Attachment           - Attach files of up to five       - Allows attachment and
                             megabytes to messages              transportation of documents,
                                                                presentations and other text,
                                                                graphic or video files via the
                                                                Internet rather than by fax,
                                                                mail or other traditional
                                                                media
---------------------------------------------------------------------------------------------------

 Address Book              - Organize email addresses in an   - Permits universal access to
                             easily accessible address book   address book
                                                              - Allows users to create and
                                                              store individual and group email
                                                                addresses
---------------------------------------------------------------------------------------------------
 Company Directory         - Organize employee email          - Allows employees universal
                           addresses in a common company      access to their company
                             directory                          directory
---------------------------------------------------------------------------------------------------
 Spell Check               - Check spelling                   - Enhances ability to send
                                                              accurate and professional
                                                                messages by checking for
                                                                spelling errors before sending
                                                                a message
---------------------------------------------------------------------------------------------------
 Folder Management         - Filter, organize and store       - Allows users to classify and
                           incoming and outgoing messages     store messages in personalized
                             on our servers                     folders that they establish
                                                                according to their own
                                                                preferences
---------------------------------------------------------------------------------------------------
 Message Management        - Create rules for screening and   - Users can establish
                             filtering messages               instructions and rules to store,
                                                                forward or block messages
                                                                according to sender, subject,
                                                                date and time
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------

 Unique User Profiles      - Establish unique settings for    - Users can customize the look
                           email viewing                      and feel of their mailbox by,
                                                                for example, setting the font
                           - Change passwords and               size of their messages and
                           signatures for email messages        establishing the number of
                                                                messages they can view on the
                                                                screen
                                                              - Allows for customized
                                                              signature containing user's
                                                                address, phone number or other
                                                                information to be attached to
                                                                each outgoing message
---------------------------------------------------------------------------------------------------

 Automatic                 - Send automatic responses to      - Allows users to automatically
 Responses/Vacation          incoming email                     respond to messages before
 Reply                                                          reading them, for example to
                                                                let others know that a user is
                                                                on vacation or travelling
---------------------------------------------------------------------------------------------------

 Email Scheduling          - Send emails at designated        - Allows users to create a
                           times                              message to be sent at a
                                                                designated time
                           - Send reminders of specific
                             events                           - Users can schedule message
                                                                reminders for specific daily,
                                                                weekly, monthly or yearly
                                                                events such as meetings,
                                                                birthdays or anniversaries
---------------------------------------------------------------------------------------------------

 Security/Memory Cache     - Viewed pages are expired         - Increases privacy and security
 Disabling                 rather than stored in the            when a user accesses messages
                             browser's memory cache so that     through public computers or
                             subsequent users of a public       other access devices
                             computer or other access
                             device will not be able to
                             read a previous user's
                             messages
---------------------------------------------------------------------------------------------------

  BASIC BUSINESS ADMINISTRATIVE FEATURES

     We also offer the following administrative services to Web portals and businesses enabling a comprehensive outsourcing solution.


---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------
 Web-based Provisioning    - Web-based interface for          - Provides remote
                           adding, deleting and modifying     self-administration of an
                             email addresses and services       outsourced email environment
                                                              - Allows administrators to
                                                              retain control and flexibility
---------------------------------------------------------------------------------------------------
 Lightweight Directory     - Lightweight Directory Access     - Provides remote
 Access Protocol-based       Protocol interface for adding,   self-administration of an
 Provisioning                deleting and modifying email       outsourced email environment
                             addresses and services
                                                              - Allows administrators to
                                                              retain control and flexibility
                                                              - Provides a means to integrate
                                                              end-user provisioning into
                                                                pre-existing order processing
                                                                systems or applications
---------------------------------------------------------------------------------------------------


  PREMIUM SERVICES

     We offer the following premium services for a fee or as a special feature for a select group of users. These features augment the existing capabilities of our email services and provide us with additional sources of revenue other than advertising and per-mailbox fees.


---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------
 Email Forwarding          - Forward email messages to        - Users can establish rules to
                           other email accounts                                    forward
                                                                                   some or all
                                                                                   of their
                                                                                   messages to
                                                                                   other email
                                                                                   accounts
---------------------------------------------------------------------------------------------------

 Post Office Protocol      - Download messages using          - Users can connect to a shared
   Email Access            standard Post Office Protocol      mail server, download messages
                                                                to their desktop email
                                                                software such as Microsoft
                                                                Outlook and work and manage
                                                                their messages offline
---------------------------------------------------------------------------------------------------

 Additional Message        - Additional storage on our        - Provides increased message
 Storage                     centralized server in five       storage space
                             megabyte increments
---------------------------------------------------------------------------------------------------

 Advertisement             - Suppress advertising banners,    - Allows users to elect not to
 Suppression                 buttons and log out pages        receive any advertisements
---------------------------------------------------------------------------------------------------

 Tagline Suppression       - Remove our tagline from the      - Enhances professional
                           end of all outgoing messages       appearance of outgoing messages
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------

 Virus Scanning            - Scan for viruses on all          - Protects user systems from
                           incoming messages                    computer viruses before the
                                                                messages reach a user's
                                                                mailbox
---------------------------------------------------------------------------------------------------

 Pager Notification        - Send notification of email       - Automatically informs users
                           arrival to any enabled pager or    that important messages have
                             digital phone                      arrived in their mailbox
---------------------------------------------------------------------------------------------------

  PLANNED FEATURES

     We are currently developing additional features and premium, fee-based services for all of our offerings. The following lists examples of some of the planned features and services that we are developing, either alone or with third party technology providers.


---------------------------------------------------------------------------------------------------
FEATURE                              DESCRIPTION                         BENEFITS
---------------------------------------------------------------------------------------------------
 Unified Messaging         - Send or receive a fax from an    - Allows users to send or
                             email interface, forward         retrieve faxes and voice
                             messages to a fax from a           messages by logging into their
                             mailbox and retrieve messages      email
                             from any telephone through
                             text-to-speech technology        - Allows users to retrieve faxes
                                                              and emails through a telephone
---------------------------------------------------------------------------------------------------
 Secure Document           - Encryption and authentication    - Provides enhanced security of
 Delivery                  of messages                          messages
                                                              - Allows users to securely send
                                                                sensitive documents over the
                                                                Internet without fear of
                                                                interception or eavesdropping
                                                              - Verifies that the intended
                                                              recipient received the message
---------------------------------------------------------------------------------------------------
 Calendar Services         - Web-based calendar integrated    - Integrates scheduling function
                             with email services              with the ability to access the
                                                                user's schedule and those of
                                                                colleagues
---------------------------------------------------------------------------------------------------
 Greeting Cards            - Electronic greeting cards and    - Integrates online greeting
                             messages                         cards with email
---------------------------------------------------------------------------------------------------
 Translation Services      - Translating Web-based email      - Allows display, transfer and
                             messages from one language to      storage of messages and
                             another                            attachments in different
                                                                languages
---------------------------------------------------------------------------------------------------
 Internet Messaging        - Access and manage messages       - Allows users to sort messages,
 Access Protocol             using Internet Messaging           search for specific text in
                             Access Protocol                    messages, and manipulate
                                                                folders and mailboxes from
                                                                multiple email environments
                                                                without the need to transfer
                                                                the messages from the server
                                                                to a user's computer
---------------------------------------------------------------------------------------------------

     The descriptions in this prospectus regarding our planned service offerings and the anticipated features of those planned service offerings are forward-looking statements. Actual services and features could differ materially from those projected as a result of a variety of factors, some or all of which may be out of our control.

  CLASSES OF SERVICE


     We offer classes of our email services designed to address the specific needs of businesses and consumers. The classes of services reflect different combinations of our premium features with our basic services. For example, a NET@DDRESS user may only need Web access, while a Web portal might want Internet Messaging Access Protocol and Post Office Protocol access and a business might want all of these services plus encryption.


ADVERTISING SALES AND PROGRAMS

     Advertising plays an important role in the business models for NET@DDRESS, Netscape WebMail Powered by USA.NET and AmExMail Powered by USA.NET. We gather demographic data on each user who registers for these services with which advertisers can conduct targeted marketing. We work closely with our advertising and sponsorship partners to monitor the effectiveness of their advertisements on our sites and to develop customized solutions to best meet our advertisers' and sponsorship partners' needs. We believe that our use of sophisticated targeted marketing tools is critical to our ability to sell our advertising space on the Internet.

     We sell a variety of advertising and sponsorship options to our clients. In addition to providing banner and button advertising, we specialize in selling innovative advertising packages to our advertisers at higher rates. Such programs include:

     - Direct Delivery Programs. We promote content from our direct delivery providers on our services. Users choose to receive content from categories such as news, sports, entertainment and special offers that meet their specific interests. Our direct delivery providers in March 1999 included iVillage, Launch, Sports Illustrated and US News and World Report.

     - Logout Page Redirects. When a user logs out of an email session, we automatically link that user to the advertiser's Web site where the user can further explore the advertiser's product and service offerings.

     - E-direct Programs. We target promotional offers to users that have "opted-in" and indicated an interest in receiving promotions and special offers.

     Generally, banner advertising is purchased on a price-per-impression basis. We also receive advertising revenue through fixed fees from content providers, fees charged in connection with bundling a sponsorship package and bounty fees we receive when a user signs up for an advertiser's or sponsor's service.

     We sell advertisements to companies and organizations from a broad range of markets, including online services, telecommunications, publishing, online retailing and consumer goods and services. Following is a list of our top advertisers during the twelve months ended March 31, 1999:

ABCNews.com             E-Pub                   MiningCo.com
Ameritech               Emaginet                Movie Mail
Audio Books             Fox Online              Nextcard
Brainplay               Getsmart                Riverbelle
CBS Marketwatch         Go2Net                  Rodale Press
Cendant Corporation     iVillage                Simple Networks Communications
Cybergold               Launch                  Spree
drkoops.com             Macy's                  US News and World Report
Egghead.com             Marketing Direct        Women.com
E! Online               Matchlogic              Ziff-Davis

     These advertisers accounted for 88% of our total revenue for the twelve months ended March 31, 1999.

     Egghead.com accounted for 27.0% of total revenue in 1998 and 18.1% of total revenue in 1997. 24/7 Media accounted for 14.9% of revenue and Webstakes accounted for 11.4% of revenue in 1997. In April 1999, we entered into one year agreements with Egghead.com to advertise on the NET@DDRESS and Netscape WebMail Web sites. The agreements provide that Egghead.com will receive banner impressions, button impressions and logout page transfers on such Web sites as well as participation in inbox direct signups on NET@DDRESS.

     We have an internal advertising sales staff of five professionals. We compensate our sales staff primarily through sales commissions. We currently sell our entire advertising inventory through our internal sales staff, allowing us to better control pricing and inventory, maintain brand consistency and capture maximum revenue.

MARKETING STRATEGY AND EXECUTION

     Our marketing objective is to establish ourselves as the leading provider of advanced messaging services by building brand awareness and developing a strong core of strategic relationships and partners and a large, loyal user base. We base our strategy for achieving these objectives on an integrated set of marketing initiatives, including public relations programs and generating targeted sales leads.

  CONSUMER MESSAGING

     Our marketing strategy for NET@DDRESS includes:

     - Building awareness of NET@DDRESS through public relations activities and banners;

     - Acquiring users through word of mouth, banner ads and co-marketing programs;

     - Driving use of our services through welcome page communications, new features, direct delivery of content and value-added services; and

     - Building loyalty through retention programs, newsletters and superior customer service.

     To execute this strategy, we buy advertising on leading Internet sites and in other media. In addition, we offer bounty programs to leading Web sites, in which we pay the Web sites for each new NET@DDRESS mailbox that the Web site obtains for us. We also have an ongoing public relations campaign that we target to consumers, potential advertisers and the financial and business community. We also have co-marketing programs with strategic partners. Our marketing strategy includes using the NET@DDRESS Web site welcome page to deliver sponsorships for advertisers, while offering users content and special offers on products and services. We intend to increase our marketing efforts for NET@DDRESS at targeted audiences, such as students, business executives and travelers. In addition, we plan to expand use of NET@DDRESS and build brand loyalty through the marketing and distribution of enhanced email service features.

  WEB PORTAL AND BUSINESS MESSAGING

     Our marketing strategy for Netscape WebMail Powered by USA.NET is to build awareness of our service primarily by gaining exposure to visitors to the Netcenter site and by leveraging Netscape's public relations campaigns. We intend to continue working with Netscape to optimize the use of Netscape WebMail as a customer distribution channel for Netscape. We also plan to explore opportunities to expand our relationship with Netscape to target other potential commercial messaging service users.

     We plan to continue to build awareness of the AmExMail services through advertising online, including through Web site links, and on other media, such as newsletters, flyers and mailers. We are also working with American Express to identify additional opportunities to provide other exclusive services on AmExMail and to develop special services and specific marketing programs, such as Membership Rewards.

     Our marketing strategy for our other Web portal and business messaging services is to:

     - Develop sales leads through direct contacts, channel partner opportunities, direct mail, print advertising and online advertising;

     - Leverage co-marketing opportunities for our advanced messaging services with selected Web portals, such as register.com;

     - Advertise in publications directed at specific industries, professional and trade associations, and targeted partner channels;

     - Seek strategic partnerships with selected telecommunications, Internet and other service providers to bundle our advanced messaging services with their services; and

     - Leverage our existing brand awareness developed from managing over 10.2 million mailboxes across all of our service offerings.

     We also intend to identify unique messaging needs of businesses and to develop and market specialized applications to address them. We believe that we can leverage our advanced messaging technology by developing and marketing value-added solutions to specific business needs such as targeted direct marketing, customer care, business-to-business communications and affinity programs.

     In order to maximize our penetration of these potential markets, we plan to market our solutions through our direct sales force as well as through third party resellers and distributors who can offer bundled service offerings or can co-market our services in connection with their core business.

CUSTOMER SERVICE

     Offering our customers a high level of customer service and technical support is a top priority of ours and we believe that it is critical to our success. We believe that the quality of our customer service distinguishes us from our competitors. Our customer service staff consists of customer service representatives, technical support specialists, account coordinators, quality assurance analysts, order processors and our management. As of April 30, 1999, we employed 43 people in this group.

     Our customer service representatives, account coordinators and technical support specialists are trained, experienced service professionals. Our customer service representatives provide multifunctional end-user support across all of our consumer and commercial messaging services. Our account coordinators and dedicated customer support representatives provide support, training, account set-up and provisioning for our business accounts. Our technical support specialists use e-service tools to categorize, trouble-shoot, and resolve escalated end-user inquiries or "trouble tickets." We staff our call center seven days per week, twelve hours per day. We provide additional customer support seven days per week, twenty-four hours per day, by contractual arrangement.

     We provide full-service customer support through voice, e-service and interactive online end user support. We use third party, interactive e-service technology to resolve most of our end-user inquiries within our Web site. We also provide a "frequently asked questions" section, online knowledge-based self-help and interactive e-service inquiry tools on our Web site. We make available traditional toll or toll-free live agent telephone support to some businesses by contract. We also contract with a third party to provide multi-lingual interactive on-line support.

     In an effort to further improve customer satisfaction, we regularly evaluate the latest customer support technology and tools. We also track recurring customer issues to identify opportunities for us to improve our services.

NETWORK AND TECHNOLOGY

     We base all of our services on highly reliable and scalable technology that includes advanced features, universal accessibility and a high level of security.

     Our messaging network is designed to take advantage of the approaching convergence of email, voice mail and fax communications. Since we base our infrastructure on standard Internet protocols, our services can be readily expanded to enable multiple kinds of messaging with many types of devices and software. We plan to combine the best available third party hardware and software with our proprietary applications and technology to provide reliable, easy-to-use and versatile email and other advanced messaging services.

     We use leading hardware and software solutions, such as Cisco Systems routers, EMC storage devices, Oracle database software and Sun Microsystems servers. We plan to continue to leverage high quality services and technologies to enhance the design and performance of our messaging networks.

     Our experience in handling massive volumes of messages and Internet requests through our email engine technology has allowed us to refine our scalable email messaging solutions. We designed our email engine components to be independently scalable, allowing the addition of hardware and software units as we approach capacity thresholds. We provide a true, distributed and scalable Internet email messaging architecture. Each hardware and software process within our network has "fail-over" protections to provide complete service redundancy. We designed our network for maximum service availability, including load-balanced message routing and queuing, peering (or multiple public and private Internet network connections) and redundant interconnection.

     We have a robust, tiered, stand-alone testing environment that has the same hardware and layered products as our production environment. We have separate integration and production test environments to isolate our system so that we can do the functional and performance testing that is essential for us to deliver "carrier grade" messaging services. We partition our testing environment so that we can simultaneously test multiple scenarios across our services and protocols. As a result of this increased efficiency we can provide our users with robust services that have fewer defects and we can achieve internal cost savings.


     Our proprietary messaging technology streamlines incoming and outgoing message traffic, message filtering and Web-based email client requests. We receive each request type through our proprietary queuing and look-up process, which examines a local cache of recent requests and then gathers the results from the appropriate cache or appropriate database. We deliver the request through a corresponding Internet protocol, such as Simple Mail Transport Protocol, Post Office Protocol or Internet Messaging Access Protocol.



     Our robust network infrastructure provides our customers with diverse, high bandwidth connectivity between the Internet and our facilities. We currently have agreements in place with Qwest, AT&T, MCI WorldCom (via UUNET) and e.spire for high capacity, high speed data connection. We are not dependent on any co-location facilities. Through these agreements we have direct, private connections to most major Internet backbone providers. These connections, together with the number of bandwidth providers with which we have primary agreements, provides our users with a significant level of both diversity and redundancy in their email services Internet connection.



     We manage this Internet backbone connectivity at our facilities through redundant Cisco Systems routers using Hot Standby Routing Protocol. Failure of any given network component, circuit or provider should have minimal impact on the performance of our services for our users. All nodes within our facilities operate on full 100 megabytes switched Ethernet in a collapsed backbone configuration for optimal switching efficiency. We trunk our switches at 1 gigabyte to provide high performance interconnectivity between our Virtual Local Area Network environments. Finally, our computing facilities are separated from the public networks through multiple firewalls provided through Cisco Systems and Sun Microsystems technologies.


     Our messaging data center, located in Colorado Springs, is connected through these diverse network providers to multiple high-performance, high bandwidth providers that carry all email messaging and Internet traffic. One of the advantages of our Colorado Springs data center site is its location halfway between London and Tokyo and its relative lack of susceptibility to major natural disasters. Our data center is supported by redundant server and network hardware to achieve carrier-grade uptime and performance. We protect our physical assets within the data center with video surveillance, twenty-four hours a day, seven days a week staffing and monitoring, automated fire suppression and secure badges. We protect our intellectual property and our user data with two layers of firewall technology combined with an encrypted access system and individual component access tracking.


     We currently manage more than 19 terabytes of customer data in our data center. We expect to deploy an additional 15 terabytes of storage capacity in late 1999. All of our databases are stored on high-speed EMC disk arrays, are three-way, mirrored and have business continuance volumes configured to maximize reliability and performance. We backup our databases to a tape library that we store offsite in a fireproof safe.


     We are expanding our existing data center and increasing our available floor space to better support our growing base of users. We also expect to open an additional data center in 1999. This center will increase our available space by a factor of five and further increase our level of redundancy and our ability to serve our customer base. As we expand our services internationally, we intend to open data centers in Europe and Asia. These data centers would add further redundancy and improve local connectivity in those markets.

     Unsolicited bulk mail, or spam, is a significant problem for email service providers. All of our email services include integrated spam blocking features. We have developed proprietary technology and implemented procedures for detecting and blocking spam twenty-four hours a day, seven days a week. We have also designed systems to detect and terminate mailbox accounts that engage in spam activity.

COMPETITION

     Competition in the advanced messaging services industry is intense and we expect competition to persist, intensify and increase in the future. The market for selling advertising space on the Internet is also very competitive.


     We compete against other mailbox server vendors and operators, many of whom are larger and have greater resources than we have. According to Electronic Mail and Messaging Solutions, Microsoft, IBM/Lotus, Yahoo! Mail and AOL/Netscape accounted for over 55% of the mailboxes served and operated as of March 31, 1999.



     Our consumer email service primarily competes against Hotmail (a service of Microsoft). In addition, we compete against Web portal sites that have email services, such as Yahoo!, Excite, Lycos and AltaVista. We also compete against independent email providers, such as Juno Online Services and Mail.com. According to Electronic Mail and Messaging Systems, as of March 31, 1999, Yahoo! Mail and Hotmail accounted for approximately 73.7% of the worldwide freemail and Web-based mail.



     Our NET@DDRESS service also competes against Internet service providers, such as America Online, who include portable email address solutions within their basic service offerings. According to Electronic Mail and Messaging Solutions, America Online had almost 17 million subscribers as of March 31, 1999. A number of companies offering Internet products and services recently have begun to integrate Web-based email within the products and services they offer to consumers and businesses. Other vertical market portal sites and affinity groups also offer or may in the future offer email services to their users.


     There are a growing number of companies offering various consumer and commercial email outsourcing services. In the consumer outsourcing market, companies such as Mail.com, CommTouch and Lycos provide outsourcing for consumer applications. In addition, entities that provide an initial point of entry for Internet users, such as the Regional Bell Operating Companies, AT&T and IBM, can be expected to consider further development, acquisition or licensing of Web-based email functions and services competitive with our services.

     Commercial outsourcing competition consists of companies offering services to businesses and service providers. Competitors in this market include, or are expected to include, Critical Path, CompuServe and PSINet. In addition, we expect that other companies, particularly large service providers, telecommunications companies and data outsourcing companies, such as EDS and Computer Sciences, will begin to offer solutions in commercial outsourcing in the relatively near term.

     Our ability to compete depends on many factors, many of which are outside of our control. We believe the primary competitive factors determining success in our markets are the following:

     - Service quality and reliability;

     - Price;

     - Feature sets;

     - Customer support;

     - Ease-of-use of products and services;

     - Our ability to anticipate and adapt to a developing market and rapidly changing technologies;

     - The sales and marketing efforts of us and our competitors;

     - The timing and introduction of new products and services; and

     - General industry and economic conditions.

     In selling advertising space, we compete with many of the market participants listed above, as well as with various advertising-supported Web sites, including portal sites such as Yahoo! and Excite, content sites such as CNET and CNN.com and interactive advertising networks and agencies such as DoubleClick and 24/7 Media. We also compete with traditional media such as print and television for a share of our advertisers' total advertising budgets. If advertisers perceive the Internet to be a limited or ineffective advertising medium or perceive us to be less effective or less desirable than other Internet advertising vehicles, advertisers may be reluctant to advertise on our services. To compete for Internet advertisers, we must offer effective methods of targeting subscribers with demographic characteristics attractive to these advertisers.

STRATEGIC RELATIONSHIPS

     We enter into strategic relationships to build our reputation as a premier provider of advanced messaging services, to build our brand awareness and to sell application-specific messaging solutions that address specialized industry messaging needs. We have entered into the following alliances:

  AMERICAN EXPRESS

     In April 1997, we entered into a two-year renewable co-marketing and program agreement with American Express, a global travel, financial and network services provider, to build and operate AmExMail Powered by USA.NET. In May 1999, we extended the agreement so that it now expires December 31, 1999. If the agreement expires or terminates, American Express would need to find an alternate email service and we would forward the AmExMail users' email to the new service. American Express would pay us a fee for forwarding the mail.

     Under our agreement with American Express we have agreed not to administer or directly offer email or similar services on behalf of or in conjunction with any competitor of American Express without their consent. A competitor of American Express includes any charge, credit or debit card business, financial services business or travel agency business.

     In April 1997 and March 1998, American Express purchased an aggregate of 883,652 shares of preferred stock (which will convert into 4,241,529 shares of common stock on the closing of this offering).

  NETSCAPE


     In April 1998, we entered into a renewable services agreement that terminates in June 2000 with Netscape, a leading provider of open software for linking people and information over enterprise networks and the Internet, to build and operate Netscape WebMail Powered by USA.NET. In October 1998, we extended the agreement to include a two-year renewable services agreement for certain of Netscape's international Netcenter Web portals, for which we are developing foreign language-based email services. On expiration or termination of the agreement, we can market replacement email services to the Netscape WebMail users if we contact them by means other than through the information we obtain from their registration with Netscape WebMail.


     We have agreed not to display on WebMail any advertisements or other promotional text or graphics for third party products or services that are directly competitive with Netscape's software products and online services.

     Netscape purchased 67,797 shares of preferred stock (which will convert into 325,425 shares of common stock on the closing of this offering) in August 1998.

  REGISTER.COM

     In March 1999, we entered into a one-year, renewable reseller agreement with register.com, a business portal site which is the largest single domain name registration service on the Internet. register.com will offer its customers the opportunity to receive a Web-based email account for each employee that contains the business' domain name, such as employeename@businessname.com. This service allows businesses to have a company-branded domain name for all of its employees and to outsource its business messaging needs through our commercial messaging services. register.com is responsible for all billing and collection from its customers. If our agreement with register.com expires or terminates, we can acquire all of the mailbox customers by paying register.com a one-time fee.

     We have agreed to promote register.com as the exclusive domain name registration service for our email messaging services, subject to certain exceptions. Similarly, register.com has agreed not to promote or sell competitive email messaging services.

  PREMIERE TECHNOLOGIES

     In October 1997, we entered into a two-year, renewable co-marketing and integration agreement with Premiere Technologies, a public company that provides enhanced communications management services, including unified messaging (integrated email, fax and voice messaging and conference calling managed from either a Web or telephone interface), networked voice messaging, electronic document distribution (email and fax) and conference calling and enhanced calling card services. In May 1999, we extended the initial term of this agreement to October 2001.


     We are working with Premiere to develop enhanced features for our email services. We are also working on a co-marketing plan to market each other's services and we have agreed to dedicate up to $1,900,000 of the proceeds received from Premiere's prior investment in us to this marketing program. We intend to generate revenue from the sale of co-developed premium services on our email services. We will share revenue from our co-developed premium services with Premiere.



     In October 1997 and March 1998, Premiere purchased an aggregate of 883,652 shares of preferred stock (which will convert into 4,241,529 shares of common stock on the closing of this offering).


     Under our agreement with Premiere, we have agreed to use Premiere as our exclusive provider of mobile telecommunications services, including calling card, text-to-speech email, conference calling and Web-based conference calling, as well as fax services, including email-to-fax, pager or voice notification of messages and services.

INTELLECTUAL PROPERTY

     Trademarks, service marks, trade secrets, copyrights and other proprietary rights are important to our success and competitive position. We have registered and applied for registration of certain service marks and trademarks with the appropriate state and federal agencies, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We have one allowed United States patent. We may not gain any competitive advantages from any patents or be able to exploit them profitably. Further, any patents may not be able to withstand challenges from third parties.

     We seek to protect our proprietary rights, but our efforts may be inadequate. Existing trade secret, copyright, patent and trademark laws offer only limited protection. Further, effective trade secret, copyright, patent and trademark protection may not be available in every country in which we make our services available through the Internet, and policing unauthorized use of our proprietary information is difficult. The unauthorized misappropriation of our proprietary technology could have a material adverse effect on our business, financial condition and operating results. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

     We may also be subject to claims alleging that we have infringed third party proprietary rights. If we were to discover that any of our services infringed third party rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. This may require us to expend significant resources to make our services non-infringing or to discontinue the use of our services. We might incur substantial costs defending against an infringement claim, even if the claim is invalid. If we have to defend against an infringement claim it could distract our management from our business. Further, a party making a claim could secure a judgment that requires us to pay substantial damages or that prevents us from using or selling our products and services. Any of these events could have a material adverse effect on our business, financial condition and operating results. Our success depends significantly upon our proprietary technology, including our advanced email technology.

GOVERNMENTAL REGULATION

     We are subject to laws and regulations that are applied to various Internet activities. There are many legislative and regulatory proposals under consideration by federal, state, local and foreign governments and agencies, including matters related to:

     - Online content;

     - User privacy;

     - Access charges;

     - Jurisdiction;

     - International, federal, state and local taxation;

     - Liability for third party actions;

     - Intellectual property; and

     - Characteristics and quality of products and services.

     Legislation in these areas could impair the growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse affect on our business, financial condition and operating results.

     Further, the growth and development of the market for Internet email may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. For example, any laws or regulations that restrict our ability to collect or use personal data from our users to target advertisements may adversely affect us. There have also been numerous legislative initiatives proposed to address the prevalence of spam email on the Internet. These laws may impose additional burdens on our business.

     Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.

     Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm our business. Additionally, because we expect to expand our operations outside of the United States, the international regulatory environment relating to the Internet could have a material adverse effect on our business.

EMPLOYEES

     As of April 30, 1999, we employed 190 people, all of whom are full-time. The 190 employees include 23 in general and administrative functions, 67 in operations functions, 53 in sales and marketing and 47 in product development. We outsource our human resources operations to The Personnel Department, a privately-held company. Our employees are not represented by a labor union or covered by any collective bargaining agreements. We consider our employee relations to be good.

FACILITIES

     Our principal offices are located in over 21,000 square feet of space in Colorado Springs, Colorado, under a lease expiring on October 31, 2002. We lease two other facilities in Colorado Springs, one with over 4,000 square feet that houses our data center and one with over 19,000 square feet that is primarily used by our information technology staff. We lease additional office space in Denver, Colorado, San Francisco, California and New York, New York. We believe that our current facilities and the data center we plan to open in 1999 will be adequate for our needs for at least the next twelve months.

LEGAL PROCEEDINGS

     From time to time, we are subject to legal proceedings arising out of our operations. We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

     Our directors, executive officers and key employees and their ages as of April 30, 1999, are as follows:

EXECUTIVE OFFICERS AND DIRECTORS


NAME                                   AGE                          POSITION
----                                   ---                          --------
John W. Street (1)...................  42    Chairman of the Board
John W. Gerdelman....................  46    Chief Executive Officer, President and Director
Kaukab N. Chaudhry...................  42    Chief Financial Officer
C. Scott Chasin......................  28    Chief Technology Officer
Mary M. Beazley (2)..................  43    Executive Vice President of Administration and Investor
                                             Relations, Treasurer and Director
Geoffrey E. Lind.....................  50    Executive Vice President of Sales and Service
Carrie L. Schiff.....................  33    Senior Vice President of Business and Legal Affairs,
                                             General Counsel and Secretary
S. Brian Stout.......................  43    Senior Vice President of Product Management
Jeffrey A. Allred (1)................  45    Director
Karen Griffith Gryga (1)(2)..........  33    Director
Lawrence S. Sharnak (2)..............  45    Director
Bruns Grayson........................  51    Director-Nominee
Michael C. Ruettgers.................  56    Director-Nominee
Gerald H. Taylor.....................  57    Director-Nominee


---------------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

KEY EMPLOYEES

NAME                                   AGE                          POSITION
----                                   ---                          --------
Jonothan A. Alcorn...................  38    Vice President of Product Marketing
Rodel C. Alejo.......................  28    Vice President of Product Development
Kevin W. Burns.......................  33    Vice President of Marketing
Annette C. Hicks.....................  38    Vice President of Customer Service
Michael G. Kovacs....................  45    Vice President of Commercial Sales
Michael Lipfield.....................  45    Vice President of Finance
Brian P. Schade......................  36    Vice President of Information Technology
Steven A. Suslow.....................  30    Vice President of Media Sales
Daniel M. Winokur....................  28    Vice President of Business Development

     JOHN W. STREET has served as a member of our Board of Directors since October 1992 and as our Chairman of the Board since March 1997. Mr. Street also served as our Chief Executive Officer from March 1997 to April 1999, our President from January 1996 to April 1999, and our Treasurer from October 1992 to January 1996. From September 1987 to December 1995, Mr. Street was President and Chairman of the Board of Telephone Express, a regional telecommunications provider which was thirteenth on Inc. Magazine's 1992 list of the 500 fastest growing private companies in the United States. Prior to that, Mr. Street held various accounting and finance positions in several companies, including Senior Tax Accountant at Arthur Andersen. In 1995, Mr. Street was named by Ernst & Young as Co-

Entrepreneur of the Year in the Rocky Mountain region for telecommunications along with Ms. Beazley. Mr. Street is a certified public accountant and earned a B.S. in Business Administration from the University of Notre Dame. Mr. Street is married to Ms. Beazley.


     JOHN W. GERDELMAN was elected to serve as our Chief Executive Officer and President in April 1999 and became a member of our Board of Directors in May 1999. Prior to joining us, Mr. Gerdelman was employed with MCI Communications Corporation as President of networkMCI Services from September 1994 to April 1999 and Senior Vice President of Sales and Service Operations from June 1992 to September 1994. From June 1989 to June 1992, Mr. Gerdelman served as President and Chief Executive Officer of Long Lines Limited/MCI Services, a telemarketing sales, service and technology company, which was purchased by MCI in 1992. Mr. Gerdelman served as a U.S. Naval Aviator after graduating from the College of William and Mary, where he obtained a B.S. in Chemistry.


     KAUKAB N. CHAUDHRY was elected to serve as our Chief Financial Officer in April 1999. Prior to joining us, Mr. Chaudhry was employed with Credit Suisse First Boston as Director of Investment Banking from April 1997 to April 1999. Mr. Chaudhry served as a Vice President and Director in the Investment Banking Division of PaineWebber Inc. from June 1993 to September 1996, and as an Associate and a Vice President in the Investment Banking Division of Merrill Lynch & Company from December 1984 to January 1990. Mr. Chaudhry holds undergraduate degrees from Dickinson College and the University of Punjab in Lahore, Pakistan, and an M.B.A. from Syracuse University's Graduate School of Management.

     MARY M. BEAZLEY has been a member of our Board of Directors since October 1992 and has served as our Executive Vice President of Administration and Investor Relations and Treasurer since April 1999. Ms. Beazley also served as our Senior Vice President and Chief Financial Officer from March 1997 to April 1999, our Treasurer from January 1996 to February 1997, and our Secretary from October 1992 to April 1999. From January 1996 to February 1997, she served as President and Chairman of the Board of Directors of Telephone Express, a regional telecommunications provider that was thirteenth on Inc. Magazine's 1992 list of the 500 fastest growing private companies in the United States, and served as its Executive Vice President from September 1987 to December 1995. Ms. Beazley previously served as a Senior Tax Manager at Arthur Andersen. In 1995, Ms. Beazley was named by Ernst & Young as Co-Entrepreneur of the Year in the Rocky Mountain region for telecommunications along with Mr. Street. Ms. Beazley is a certified public accountant and earned a B.S. in Communication Disorders from Colorado State University and attended its graduate school of accounting. Ms. Beazley is married to Mr. Street.

     GEOFFREY E. LIND has served as our Executive Vice President of Sales and Service since April 1999 and our Executive Vice President, Chief Operating Officer and Treasurer from February 1997 to April 1999. Prior to joining us, Mr. Lind served as Vice Chairman of UMB Financial Corporation, a banking company, from May 1993 to September 1996. From January 1985 to September 1996 he held various positions at UMB Bank Colorado and UMB Bank, Kansas City, most recently serving as Chairman of the Board of Directors and Chief Executive Officer of UMB Bank Colorado, from May 1991 to September 1996. Between 1974 and 1985, Mr. Lind was a practicing attorney. Mr. Lind earned a J.D. and a B.S. in Business Administration, both from the University of Kansas.

     C. SCOTT CHASIN joined us in December 1994 and has served as our Chief Technology Officer since September 1997. From October 1995 to September 1997, Mr. Chasin served as our Director of Software Development and Research, and from December 1994 to October 1995, he served as our Director of Operations. From January 1992 to October 1994, Mr. Chasin served as an Information Security Officer and Senior Unix Administrator for Amoco Production Company. Mr. Chasin attended Houston Community College where he studied Computer Science.

     CARRIE L. SCHIFF joined us in April 1999 as our Senior Vice President of Business and Legal Affairs, General Counsel and Secretary. Prior to joining us, Ms. Schiff was an attorney with the law firm of Cooley Godward LLP, a private law firm and our counsel, since September 1991 and a partner of that firm since January 1999. Ms. Schiff earned an A.B. in Political Science from the University of Chicago and a J.D. from the University of California, Los Angeles.

     S. BRIAN STOUT has served as our Vice President of Market Development since May 1998 and was promoted to Senior Vice President of Product Management in March 1999. Prior to joining us, he served as President of SBS Telecommunications, LLC, a consulting firm he founded in September 1996 that provides consulting services to telecommunications start-up companies. From August 1994 to September 1996, Mr. Stout served as Director, Product Management of Omnipoint Corporation, a New York City and East Coast cellular/PCS operator. Prior to that, he served as Director, Market Development at Omnipoint from June 1991 to August 1994, during the company's early stages. Mr. Stout has an M.S.E. and a B.S.E. in Engineering, both from the University of Michigan.

     JEFFREY A. ALLRED has been a member of our Board of Directors since November 1998. Mr. Allred has served as President and Chief Operating Officer of Premiere Technologies, Inc. since February 1999 and as a member of its Board of Directors since May 1998. From August 1998 to February 1999, Mr. Allred served as an Executive Vice President of Strategic Development of Premiere Technologies, Inc. From June 1996 to July 1997, Mr. Allred was a partner in the Atlanta, Georgia office of the law firm of Alston & Bird LLP. From February 1992 to June 1996, Mr. Allred was a partner in the Atlanta, Georgia office of the law firm of Nelson, Mullins, Riley & Scarborough, L.L.P. Mr. Allred has a B.A. in Political Science and J.D. and M.B.A. degrees from The University of North Carolina at Chapel Hill.

     KAREN GRIFFITH GRYGA has been a member of our Board of Directors since October 1997. Ms. Griffith Gryga is a founder and Vice President of Liberty Ventures, Inc., a venture capital firm, and has been with the firm since May 1996. Ms. Griffith Gryga was previously a Managing Director at Philadelphia Ventures, Inc. She received an M.B.A. and an M.S. in Computer Science from the University of Pennsylvania and a B.S. in Computer Science from the College of William and Mary.

     LAWRENCE S. SHARNAK has been a member of our Board of Directors since November 1998. Mr. Sharnak has been the Senior Vice President of Fee and Merchandise Services at American Express since November 1995. From January 1993 to October 1995, Mr. Sharnak served as the Vice President of Cardmember Marketing Services for the Consumer Card Group of American Express. Mr. Sharnak has been with American Express since 1980. Mr. Sharnak holds a B.B.A. from the University of Massachusetts and an M.B.A. from Babson College.


     We have increased the size of our board of directors from six persons to nine persons effective upon the closing of this offering. Bruns Grayson, Michael
C. Ruettgers and Gerald H. Taylor have agreed to become directors at that time.



     BRUNS GRAYSON has served as the Managing Partner of ABS Ventures, a series of venture capital funds, since May 1983. Mr. Grayson holds a B.A. in History and Literature from Harvard College, an M.A. in Politics and Philosophy from Oxford University, and a J.D. from the University of Virginia Law School. Mr. Grayson was a Rhodes Scholar in 1974. Mr. Grayson also served in the U.S. Army in Vietnam and separated as a Captain in 1970. Mr. Grayson also serves as a director of Anadigics, Inc., and Intelligent Life Corporation.



     MICHAEL C. RUETTGERS has served as the President of EMC Corporation since October 1989, as its Chief Executive Officer since January 1992 and as a member of its Board of Directors since May 1992. Previously, Mr. Ruettgers served as EMC's Chief Operating Officer from October 1989 to January 1992, and as its Executive Vice President of Operations from July 1988 to October 1989. Prior to joining EMC, Mr. Ruettgers was the Chief Operating Officer of Technical Financial Services, Incorporated, a high-technology consulting company, from February 1987 to July 1988. Mr. Ruettgers also serves as a director of Commonwealth Energy System, a public utility, and EG&G Inc., a diversified technology company. Mr. Ruettgers holds a B.S. in Marketing from Idaho State University and an M.B.A. from the Harvard Graduate School of Business.



     GERALD H. TAYLOR served as the Chief Executive Officer of MCI Communications Corporation from November 1996 until his retirement in October 1998 at the time of the merger of MCI and WorldCom and as the President and Chief Operating Officer of MCI from July 1994 to November 1996. Mr. Taylor joined MCI in 1969 and also served as the President and Chief Operating Officer of MCI

Telecommunications Corporation ("MCIT") from April 1994 to July 1994, and as an Executive Vice President and Group Executive of MCIT from September 1993 to April 1994. Mr. Taylor holds a B.S. in Physics from San Francisco State University.


     JONOTHAN A. ALCORN has served as our Vice President of Product Marketing since April 1999. Prior to joining us, Mr. Alcorn served as Vice President of Interactive Services for Cendant, Inc., a consumer membership services and e-commerce company, from April 1998 to April 1999, and as Cendant's Director of Interactive Services from January 1996 to December 1997. From July 1989 to December 1995, Mr. Alcorn was employed with Sara Lee Corporation, a Fortune 50 consumer packaged goods company, first as its Associate Marketing Manager and then as its Manager of Electronic Retailing. Mr. Alcorn holds a B.A. in psychology from Wake Forest University and an M.B.A. from the University of North Carolina at Greensboro.

     RODEL C. ALEJO joined us in October 1998 as Director of Program Management and has served as our Vice President of Product Development since March 1999. Prior to joining us, Mr. Alejo held several positions with MCI Telecommunications, Inc., including Product Development Manager, Product Manager and Operations Manager, from March 1992 to October 1998. Prior to that, he served as a Systems Engineer at Hughes Aircraft from August 1990 to December 1991. Mr. Alejo holds a B.S.B.A. in Marketing, and is currently pursuing an M.B.A. in International Business, both from Colorado University.

     KEVIN W. BURNS has served as our Vice President of Marketing since April 1999. Prior to joining us, Mr. Burns was employed with MCI WorldCom, a leading provider of advanced global data services, from 1986 to April 1999, serving as its Vice President of Technology Services from September 1998 to April 1999, its Executive Director of Strategic Marketing from October 1997 to August 1998, its Director of Network Marketing from December 1996 to September 1997, its Senior Manager of Strategy and Technology from September 1994 to November 1996, and its Senior Manager of Information Services for MCI Consumer Markets from December 1993 to September 1994. Mr. Burns holds a B.A. in English from Georgetown University.

     ANNETTE C. HICKS has served as our Vice President of Customer Service since November 1997. Prior to joining us, Ms. Hicks was Director of Customer Service of Telephone Express, a regional telecommunications provider, from December 1987 to February 1997, and served as its General Manager from March to June 1997. Ms. Hicks received her B.A. in Communications from the University of Colorado at Colorado Springs.

     MICHAEL G. KOVACS has served as our Vice President of Commercial Sales since April 1999. Prior to joining us, Mr. Kovacs served as Vice President of Sales of Adaptive Broadband Systems (formerly California Microwave, Inc.), a broad band, wireless systems developer, from January 1999 to April 1999. From October 1997 to December 1998, Mr. Kovacs was the founder and served as President of Kovacs and Associates, a firm that provided business management consulting services to Fortune 1000 companies. From June 1997 to October 1997, Mr. Kovacs was Director of Channel Sales for Motorola Corporation's Cellular Infrastructure Group, a leading global wireless provider. From April 1995 to June 1997, Mr. Kovacs was North American Sales Manager for Omnipoint Corporation, a broad band, wireless developer. From February 1982 to March 1995, Mr. Kovacs held several positions with AT&T Paradyne, a leading telecommunications provider, most recently as National Manager, Wireless Industry, from 1993 to 1995, and Strategic Manager of Emerging Markets during 1992. Mr. Kovacs holds a B.A. of Business Administration in Management and Accounting from Ohio University.

     MICHAEL LIPFIELD joined us in May 1997 as Director of Finance and has served as our Vice President of Finance since June 1998. Prior to joining us, he served as Director of Finance and Administration for MCI Direct, a division of MCI Telecommunications Corporation, from May 1996 to May 1997. From November 1988 to May 1996, Mr. Lipfield was Director of Finance at PST Incorporated, an outsource marketing company in the telecommunications industry. Mr. Lipfield is a certified public accountant and received his M.S. degree in Accounting/Finance and his B.S. degree in Psychology, both from the University of Colorado.

     BRIAN P. SCHADE has served as our Vice President of Information Technology since October 1998. Prior to joining us, Mr. Schade served as Chief Architect of MCI Telecommunications, Inc. from August 1991 to September 1998, and was responsible for all aspects of Internet, intranet and messaging architecture, and managed the development and delivery of messaging, multimedia and unified messaging services for the Internet. Mr. Schade holds degrees in Applied Mathematics and Engineering Mechanics from Virginia Polytechnic and State University, and is currently pursuing a Ph.D. in Applied Mathematics.

     STEVEN A. SUSLOW joined us in 1996 as Director of Sales and has served as our Vice President of Media Sales since March 1999. Prior to joining us, he served as a founding partner and President of Infinity Promotions, a media consulting firm focusing on interactive strategies for Fortune 500 companies, from April 1993 to January 1996. From May 1990 to April 1993, Mr. Suslow was a founding partner and Vice President of Sales for Collegiate Marketing, a direct marketing firm targeting college students throughout the Southwestern United States. Mr. Suslow received his B.A. degree from The Colorado College.

     DANIEL M. WINOKUR has served as our Vice President of Business Development since June 1998. From January to May 1998, Mr. Winokur served as Vice President of Internet Services at Executive TeleCard, Ltd., a company that provides Internet services for global telecommunications companies. Prior to that, he served as President of eGlobe, Ltd., a wholly-owned subsidiary of Executive TeleCard, Ltd., from May 1997 to January 1998, and served as its Senior Vice President from January 1996 to May 1997. From June 1994 to January 1996, Mr. Winokur held various positions with us, including Director of Marketing from June 1995 to January 1996. From December 1993 to June 1994, Mr. Winokur was President of Euclid Consulting, Inc., an Internet access company he founded in 1993. Mr. Winokur received his B.A. in history from Brown University.

DIRECTORS' TERMS


     We currently have six authorized directors. In March 1999, the board of directors approved, subject to stockholder approval, the amendment of our certificate of incorporation to provide for the division of the board of directors into three classes, with only one class standing for election each year. At each annual meeting, directors are chosen to succeed those in the class whose term expires at that meeting and to serve for a term of three years. Under this provision, Mr. Street serves as a class I director, Mr. Allred, Mr. Gerdelman and Ms. Griffith Gryga serve as class II directors, and Ms. Beazley and Mr. Sharnak serve as class III directors, with terms of office scheduled to expire at our 2000, 2001 and 2002 annual meetings of stockholders. We have increased the size of our board of directors from six persons to nine persons effective upon the closing of this offering. Bruns Grayson, Michael C. Ruettgers and Gerald H. Taylor have agreed to become directors at that time. Mr. Grayson and Mr. Taylor will serve as class I directors and Mr. Ruettgers will serve as a class III director.



     Our current certificate of incorporation provides for the designation of one member of the board of directors by the holders of the company's preferred stock (currently, Ms. Griffith Gryga), the designation of one member of the board of directors by the holders of the company's Series A Preferred Stock (currently, Ms. Beazley), the designation of one member of the board of directors by the holders of the company's Series B Preferred Stock (currently, Mr. Sharnak), and the designation of one member of the board of directors by the holders of the company's Series C Preferred Stock (currently, Mr. Allred). In addition, the current certificate of incorporation provides that the company's chief executive officer will serve as one of the remaining directors (currently, Mr. Gerdelman). These provisions of the certificate of incorporation will terminate upon the closing of this offering. Thereafter, the current directors will continue to serve as directors but will be elected by plurality vote of all stockholders voting together as one class.


BOARD COMMITTEES

     Our audit committee consists of Mr. Allred, Ms. Griffith Gryga and Mr. Street. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and evaluates our internal accounting procedures.

     Our compensation committee consists of Ms. Beazley, Ms. Griffith Gryga and Mr. Sharnak. The compensation committee reviews and approves compensation and benefits for our executive officers. The compensation committee also administers our compensation and stock plans and makes recommendations to the board of directors regarding such matters.

DIRECTOR COMPENSATION

     Other than reimbursing directors for customary and reasonable expenses of attending board of directors and committee meetings, we do not currently compensate our directors.

     On the effective date of this offering, we will automatically grant to our non-employee directors certain options to purchase shares of common stock. Additionally, we will make automatic annual option grants to our non-employee directors beginning in 2000. Please see our discussion in "-- Stock Plans -- 1999 Non-Employee Directors' Stock Option Plan" for further discussion of our non-employee directors' stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Ms. Beazley, Ms. Griffith Gryga and Mr. Sharnak. Ms. Beazley and Ms. Griffith Gryga have served on the compensation committee since April 1998, the date of its formation. Mr. Sharnak became a member of the committee in November 1998, replacing Gregg Freishtat, a former director of the company who had served on the committee since April 1998. Other than Ms. Beazley, our Executive Vice President of Administration and Investor Relations, and Treasurer, none of the persons serving as members of the Compensation Committee during 1998 is or has been an officer or employee of ours. Ms. Beazley also serves as a director of a small privately held S corporation in which Mr. Street serves as a director and executive officer. This entity is not affiliated with us and does not transact any business with us.

     Ms. Beazley has participated in several of our past financings and engaged in certain additional business transactions with the company. In addition, Ms. Griffith Gryga and Mr. Sharnak are affiliated with Liberty Ventures I, L.P. and American Express, respectively, and Mr. Freishtat was formerly affiliated with Premiere Technologies, Inc., each of which is a principal stockholder of ours that participated in previous financings and related commercial transactions. Please see our discussion in "Certain Transactions" for further discussion of these transactions.

]EMPLOYMENT AGREEMENTS

     To reduce our liability and personnel administrative costs, we have entered into an agreement with The Personnel Department. Under this agreement, The Personnel Department hires all of our employees and then leases our employees back to us. The Personnel Department withholds and deposits applicable federal, state and local income and employment taxes from the wages of our employees, and provides workers compensation and employment coverage. The Personnel Department also provides a health plan and 401(k) retirement plan for our employees. We reimburse The Personnel Department for all wages, taxes and benefit payments made on our behalf in addition to paying a yearly administrative fee per employee.

     In May 1999, we entered into an employment agreement with John W. Gerdelman to serve as our Chief Executive Officer and President. According to our employment agreement with Mr. Gerdelman he receives a base salary of $225,000 per year, adjustable in accordance with our policies, and options to purchase 1,080,000 shares of our common stock. He is also eligible to receive a performance bonus or bonuses in the discretion of our compensation committee. If Mr. Gerdelman is terminated by us upon the sale of the company or without cause, Mr. Gerdelman will be entitled to accelerated vesting of any outstanding stock options and continuation of his benefits for a period of 12 months. In addition, we agreed to pay Mr. Gerdelman an amount equal to two times his then current annual salary if there is a sale of the company and he is terminated, has his responsibilities significantly reduced or is relocated in connection with that sale of the company.

     In May 1999, we entered into an employment agreement with Kaukab N. Chaudhry to serve as our Chief Financial Officer. According to our employment agreement with Mr. Chaudhry he receives a base salary of $150,000 per year, adjustable in accordance with our policies, and options to purchase 768,000 shares of our common stock. He is also eligible to receive a performance bonus or bonuses in the discretion of our compensation committee. If Mr. Chaudhry is terminated by us upon the sale of the company or without cause, he will be entitled to accelerated vesting of any outstanding stock options and continuation of his benefits for a period of 12 months. In addition, we agreed to pay Mr. Chaudhry a cash bonus in the amount of $750,000 if we do not complete our initial public offering or enter into a binding agreement for our sale on or before October 31, 1999. Further, we agreed to pay Mr. Chaudhry cash bonuses in an aggregate amount of up to $3,000,000 if the spread between the fair market value of the shares underlying Mr. Chaudhry's options and the aggregate option exercise price falls below $5,000,000. We will measure the fair market value of Mr. Chaudhry's options over a 30-day period in November of each of 1999, 2000 and 2001.

     In April 1999, we entered into employment agreements with John W. Street,
C. Scott Chasin and Geoffrey E. Lind, and in May 1999, we entered into an employment agreement with Mary M. Beazley. According to these agreements, each of these officers serves in the capacity and receives the base salary shown in the chart below and is eligible to receive a performance bonus or bonuses in the discretion of the compensation committee. If the officer is terminated by us upon the sale of the company or without cause, he or she will be entitled to accelerated vesting of any outstanding stock options and continuation of his or her benefits for a period of 12 months.

               EXECUTIVE                                 CAPACITY                    SALARY
               ---------                                 --------                    ------
John W. Street.........................  Chairman of the Board....................  $150,000
C. Scott Chasin........................  Chief Technology Officer.................   140,000
Mary M. Beazley........................  Executive Vice President of
                                         Administration and Investor Relations,
                                         Treasurer................................   140,000
Geoffrey E. Lind.......................  Executive Vice President of Sales and
                                         Service..................................   150,000

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our three other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during 1998 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                    COMPENSATION
                                          ANNUAL COMPENSATION   ---------------------
                                          -------------------   SECURITIES UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                SALARY     BONUS            OPTIONS           COMPENSATION
---------------------------               --------   --------   ---------------------   ---------------
John W. Street..........................  $145,773     $ --                --                $ 58
  Chairman of the Board and former Chief
     Executive Officer
C. Scott Chasin.........................   104,075       --            48,000                  --
  Chief Technology Officer
Mary M. Beazley.........................   104,286       --                --                 600
  Executive Vice President of
     Administration and Investor
     Relations and Treasurer
Geoffrey E. Lind........................   151,473       --            48,000                  --
  Executive Vice President of Sales and
     Service

     The amounts reflected in the "All Other Compensation" column of the foregoing table represent contributions we made on behalf of the individuals to a 401(k) plan which is currently managed by The Personnel Department.

OPTION GRANTS IN 1998

     The following table sets forth information regarding options granted to the Named Executive Officers during 1998.

                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE AT ASSUMED
                                                                                        ANNUAL RATES OF
                                       PERCENT OF TOTAL                                   STOCK PRICE
                                           OPTIONS                                      APPRECIATION FOR
                           NUMBER OF      GRANTED TO        EXERCISE                      OPTION TERM
                            OPTIONS      EMPLOYEES IN        PRICE       EXPIRATION   --------------------
NAME                        GRANTED          1998          ($/SHARE)        DATE         5%         10%
----                       ---------   ----------------   ------------   ----------   --------   ---------
John W. Street...........       --              --              --             --          --          --
C. Scott Chasin..........   48,000(4)          2.8%          $1.46        5/17/08     $44,073    $111,689
Mary M. Beazley..........       --              --              --             --          --          --
Geoffrey E. Lind.........   48,000(4)          2.8            1.46        5/17/08      44,073     111,689

     The percent of total options granted to employees in the above table is based on 1,717,440 total options granted in 1998. The options granted to Messrs. Lind and Chasin vest in five equal annual installments beginning June 30, 1999. Our board of directors may reprice options under the terms of our stock option plans.

     Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant. In making this determination, the board of directors considered a number of factors, including:

     - our historical and prospective future revenue and profitability;

     - our cash balance and rate of cash consumption;

     - the development and size of the market for our services;

     - the status of our financing activities;

     - the stability and tenure of our management team; and

     - the breadth of our service offerings.

     The amounts reflected in the "Potential Realizable Value" column of the foregoing table are calculated assuming that the fair market value of the common stock on the date of the grant as determined by the board of directors appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and the common stock received therefor is sold on the last day of the term of the option for the appreciated price. The 5% and 10% rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future increases in the price of the common stock.

1998 OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the value realized upon exercise of options during 1998 and the number and value of unexercised options held by each of the Named Executive Officers at December 31, 1998.

                                                                                     VALUE OF UNEXERCISED
                                                             NUMBER OF                   IN-THE-MONEY
                                                        UNEXERCISED OPTIONS               OPTIONS AT
                                                       AT DECEMBER 31, 1998            DECEMBER 31, 1998
                       SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
NAME                     ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   ---------------   --------   -----------   -------------   -----------   -------------
John W. Street.......           --             --    456,000         216,000       $896,160       $425,520
C. Scott Chasin......           --             --    144,000         264,000        283,680        455,760
Mary M. Beazley......           --             --    120,000              --        236,400             --
Geoffrey E. Lind.....           --             --    115,200         220,800        226,944        370,656

     In the table above, the value of unexercised in-the-money options is based on the fair market value of our common stock as of December 31, 1998 (determined by the board of directors in the manner discussed above to be $2.09 per share), minus the per share exercise price, multiplied by the number of shares underlying the option.

401(K) PLAN

     Our employees are eligible to participate in The Personnel Department 401(k) Retirement Plan (the "401(k) Plan"). Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 24% of eligible compensation or the statutorily prescribed annual limit ($10,000 in 1999). Employees may contribute this amount to the 401(k) Plan. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in up to 10 different investment funds. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible by The Personnel Department, Inc. when made. The Personnel Department, Inc. will make matching contributions to the 401(k) Plan in an amount equal to 50% of the first 2% of an employee's pretax contributions. An employee becomes eligible for the matching contribution only if he or she makes a pretax contribution. Additionally, The Personnel Department may make annual discretionary profit sharing contributions in amounts to be determined annually by the board of directors of The Personnel Department. We reimburse The Personnel Department for any matching or profit sharing contributions on behalf of our employees.

STOCK PLANS

  1997 STOCK OPTION PLAN

     Our 1997 Stock Option Plan (the "Option Plan") was adopted and approved by our board of directors and stockholders on March 12, 1997. The Option Plan was amended on October 9, 1997 and on June 15, 1998. The board of directors terminated the Option Plan on March 19, 1999, and we will make no further options grants under the Option Plan. Options currently outstanding under the Option Plan will continue in full force and effect under the terms of the Option Plan until such outstanding options are exercised or terminated in accordance with their terms.

     As of March 19, 1999, we granted options under the Option Plan to purchase an aggregate of approximately 4,719,120 shares of common stock, of which options to purchase approximately 83,520 shares had been exercised, options to purchase approximately 789,120 shares had been cancelled (due to expiration or otherwise) and options to purchase approximately 3,846,480 shares at a weighted average exercise price of approximately $0.74 per share remained outstanding. We will make no future grants under the Option Plan.

     The Option Plan provides for the grant of incentive stock options under the Code to employees and nonstatutory stock options to employees, directors and consultants. The Option Plan is administered by the board or a committee appointed by the board which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

     The terms of stock options granted under the Option Plan generally may not exceed 10 years. The board determines the exercise price of options granted under the Option Plan, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant and the exercise price of a nonstatutory stock option cannot be less than 50% of the fair market value of the common stock on the date of the option grant. Options granted under the Option Plan vest at the rate specified in the applicable option agreement. Notwithstanding any other provisions of the Option Plan to the contrary, options granted under the Option Plan will be fully vested in the event of the optionee's death or total and permanent disability. An optionee may not transfer an incentive stock option other than by will or the laws of descent or distribution and a nonstatutory stock option is only be transferable to the spouse, children and lineal descendents of the optionee (or to a trust created solely for the benefit of the optionee and his or her spouse, children and lineal descendants) or to an organization exempt from taxation pursuant to Section 501(c)(3) of the Code or to which tax deductible contributions may be made under Section 170 of the Code, or upon such terms as stated in an option agreement as the board in its discretion determines. An optionee whose relationship with us or any related corporation ceases for any reason (other than by death or permanent and total disability) may exercise vested options in the three-month period following such cessation (unless such options terminate or expire sooner by their terms) or in such longer or shorter period specified in the option agreement. Vested options may be exercised for up to 12 months after an optionee's relationship with us or related corporations ceases due to death or disability (unless such options terminate or expire sooner by their terms).

     No incentive stock option may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of us or any affiliate, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all such plans of us and our affiliates) may not exceed $100,000. Options may be immediately exercisable (whether such options are vested or not) at the discretion of the board and if specified in the option agreement, subject to our right to repurchase any unvested shares.

     The options may provide that, prior to our first registration of an equity security under Section 12 of the Exchange Act of 1934, as amended (the "Exchange Act"), we may repurchase all or any part of the vested shares exercised, or may exercise a right of first refusal on any proposed transfer of shares exercised.

     Upon certain changes in control of our ownership, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or, if the successor corporation refuses to assume or substitute for outstanding options, such options held by optionees who are then providing services to us will become fully vested and exercisable prior to such change in control or thereafter terminate.

  1999 EQUITY INCENTIVE PLAN


     In March 1999, the board adopted and the stockholders approved the 1999 Equity Incentive Plan (the "Incentive Plan"), which replaces the Option Plan effective as of March 19, 1999. In April 1999 and in May 1999, the board amended and the stockholders approved the Incentive Plan. Effective upon the completion of this offering, there will be an aggregate of 13,000,000 shares of common stock authorized for issuance under the Incentive Plan.


     The Incentive Plan provides for the grant of incentive stock options, as defined under the Code, to employees (including officers and employee-directors) and nonstatutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to our and our affiliates' employees (including officers and employee-directors), directors and consultants. The Incentive Plan is administered by the board (or a committee appointed by the board) which determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

     The terms of options granted under the Incentive Plan may not exceed 10 years. The board (or committee) determines the exercise price of options granted under the Incentive Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or any affiliate ceases for any reason may exercise vested options for the term provided in the option agreement.

     No incentive stock option (and prior to our stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of us or any affiliate, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Incentive Plan and all other stock plans of us and our affiliates) may not exceed $100,000.

     When we become subject to Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 3,250,000 shares of common stock in any calendar year.

     Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Incentive Plan. Under its general authority to grant and to amend options, the board (or committee) has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code Section 162(m) limitation set forth above.

     Restricted stock purchase awards granted under the Incentive Plan may be granted subject to a repurchase option in our favor in accordance with a vesting schedule determined by the board (or committee). The price of a restricted stock purchase award under the Incentive Plan can not be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded in consideration of past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

     If there is any sale, lease or other disposition of all or substantially all of our assets, any merger, reverse merger or any consolidation in which we are not the surviving corporation, or any acquisition by certain persons, entities or groups of 50% or more of our stock, all outstanding awards under the Incentive Plan either will be assumed or substituted for by any surviving entity. If the surviving entity refuses to assume or substitute for such awards, the vesting provisions of such stock awards held by optionees who are then performing services for us will be accelerated and the awards terminated if not exercised prior to such transaction. In addition, if after this offering certain specified changes in control of more than 50% of the board occur, then the vesting provisions of all stock awards held by optionees who are then performing services for us will be accelerated.


     As of April 30, 1999, no shares of common stock had been issued upon the exercise of options granted under the Incentive Plan, options to purchase 2,858,400 shares of common stock were outstanding. The Incentive Plan will terminate on March 18, 2009 unless sooner terminated by the board (or committee). As of April 30, 1999, no stock bonuses or restricted stock had been granted under the Incentive Plan.


  1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In April 1999, the board adopted the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. In May 1999, the board amended and the stockholders approved the Directors' Plan. The Directors' Plan will become effective on the effective date of this offering. The board administers the Directors' Plan, unless the board delegates administration to a committee.

     The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 301,000 shares.

     Under the terms of the Directors' Plan, on the effective date of this offering each director who is not otherwise an employee or consultant of us or our affiliates (a "Non-Employee Director") will automatically be granted an option for 25,000 shares of common stock. After the effective date of this offering each individual who is first elected or appointed a Non-Employee Director automatically will be granted an option for 25,000 shares of common stock. All initial grants vest in three equal annual installments each year after the date of the grant. Commencing in 2000, each Non-Employee Director will automatically be granted an option for 5,000 shares of common stock on the day of each annual meeting of our stockholders. All annual grants vest in 12 equal monthly installments each month after the date of the grant. Also commencing in 2000, on the day of each annual meeting of our stockholders, each Non-Employee Director who is serving on a committee of the board will automatically be granted an option for 500 shares of common stock for each such committee on which such Non-Employee Director is serving and an additional grant of 500 shares of common stock for each such committee of which such Non-Employee Director is the chairperson. All committee grants will be fully vested on the date of the grant. Notwithstanding the foregoing or any provisions of the Directors' Plan to the contrary, a Non-Employee Director will not receive any grants under the Directors' Plan if he or she is affiliated with one of our stockholders whose policies prohibit the receipt of such grants.

     The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of five years from the date it was granted. Options granted under the Directors' Plan generally are non-transferable. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with us or our affiliates (whether as a Non-Employee Director or subsequently as an employee, director or consultant of us or our affiliates) ceases for any reason may exercise vested options for the term provided in the option agreement (three months generally, 12 months in the event of disability, 18 months in the event of death).

     If there is any sale of all or substantially all of our assets, any merger, reverse merger or any consolidation in which we are not the surviving corporation, or any acquisition by certain persons, entities or groups of 50% or more of our stock, the vesting provisions of all outstanding options under the Directors' Plan will be accelerated and the options terminated if not exercised prior to such transaction. In addition, if after this offering certain specified changes in control of more than 50% of the board occur, then the vesting provisions of all options will be accelerated.

     As of April 30, 1999, no options to purchase common stock had been granted pursuant to the Directors' Plan.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     In April 1999 the board adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 1,250,000 shares of common stock. The Purchase Plan will become effective on the effective date of our initial public offering. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no longer than 27 months.

     The Purchase Plan provides a means by which our and our designated affiliates' employees may purchase our common stock through payroll deductions. The Purchase Plan is implemented by offerings of rights to eligible employees. Under the Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of our initial public offering and will end on June 30, 2000. Purchases will occur on December 31, 1999 and June 30, 2000. Unless otherwise determined by the board, common stock is purchased for accounts of employees participating in the Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of common stock on the date of commencement of participation in the offering or
(ii) 85% of the fair market value of a share of common stock on the date of purchase. Generally, all regular employees, including executive officers, who work at least 20 hours per week and who are customarily employed by us or an affiliate for at least five months per calendar year may participate in the Purchase Plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the Purchase Plan.

     Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans do not permit such employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of such stock for each calendar year in which such rights are outstanding. No employee is eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock.

     As of April 30, 1999, no shares of common stock had been purchased under the Purchase Plan.

     In the event of certain changes in control of our ownership, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation, or the board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the board's direction or when all of the shares reserved for issuance have been purchased.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of our common stock as of April 30, 1999 for:

     - Each person (or group of affiliated persons) known to us to own beneficially more than 5% of the common stock,


     - Each of our directors, nominees for director and Named Executive Officers, and


     - All of our directors and executive officers as a group.

     The information has been adjusted to reflect the sale of the common stock in this offering (assuming no exercise of the underwriters' over-allotment option) and the conversion of all outstanding shares of preferred stock into common stock.

     In accordance with the rules of the Securities and Exchange Commission, the table gives effect to the shares of common stock that could be issued upon the exercise of outstanding options within 60 days of April 30, 1999. Unless otherwise noted in the footnotes to the table and subject to community property laws where applicable, the following individuals have sole voting and investment control with respect to the shares beneficially owned by them.

     We have calculated the percents of shares beneficially owned based on 29,345,525 shares of common stock outstanding before this offering and 37,845,525 shares of common stock outstanding after the offering. An asterisk indicates ownership of less than one percent.


                                                                                 PERCENT OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                      NUMBER OF SHARES    --------------------------------
BENEFICIAL OWNER                                     BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
----------------                                     ------------------   ---------------   --------------
John W. Street (1).................................       6,198,236            20.7%             16.1%
Mary M. Beazley (2)................................       6,198,236            20.7              16.1
American Express Travel Related Services
  Company, Inc. (3)................................       4,241,529            14.5              11.2
Premiere Technologies, Inc. (4)....................       4,241,529            14.5              11.2
Walter J. Frank (5)................................       2,734,192             9.3               7.2
Liberty Ventures I, L.P. (6).......................       1,767,302             6.0               4.7
ABS Ventures IV, L.P. / ABX Fund, L.P. (7).........       1,719,042             5.9               4.5
C. Scott Chasin (8)................................         144,000               *                 *
Geoffrey E. Lind (9)...............................         144,000               *                 *
Jeffrey A. Allred (10).............................       4,277,529            14.6              11.3
Karen Griffith Gryga (11)..........................       1,767,302             6.0               4.7
Lawrence S. Sharnak................................              --              --                --
Bruns Grayson (12).................................       1,719,042             5.9               4.5
Michael C. Ruettgers...............................              --              --                --
Gerald H. Taylor...................................              --              --                --
All executive officers and directors as a group (11
  persons) (13)....................................      13,031,467            42.5              33.3


---------------------------------

 (1) Includes 2,874,982 shares of common stock, including 456,000 shares of common stock subject to stock options exercisable within 60 days of April 30, 1999, held by Mr. Street. Also includes an aggregate of 2,459,254 shares of common stock held by Mary M. Beazley, Mr. Street's spouse (see note 2 below), as to which Mr. Street disclaims beneficial ownership, and 864,000 shares owned by The Beazley/Street Investments, L.L.L.P. Mr. Street's address is c/o USA.NET, Inc., 1155 Kelly Johnson Boulevard, Suite 400, Colorado Springs, Colorado 80920.

 (2) Includes 2,459,254 shares of common stock, including 120,000 shares of common stock subject to stock options exercisable within 60 days of April 30, 1999, held by Ms. Beazley. Also includes an aggregate of 2,874,982 shares of common stock held by John W. Street, Ms. Beazley's spouse

(see note 1 above), as to which Ms. Beazley disclaims beneficial ownership, and 864,000 shares owned by The Beazley/Street Investments, L.L.L.P. Ms. Beazley's address is c/o USA.NET, Inc., 1155 Kelly Johnson Boulevard, Suite 400, Colorado
     Springs, Colorado 80920.

 (3) The address of American Express Travel Related Services Company, Inc. is American Express Tower, World Financial Center, New York, New York 10285.


 (4) The address of Premiere Technologies, Inc. is 3399 Peachtree Road, N.E., Suite 600, Atlanta, Georgia 30326.


 (5) Mr. Frank's address is c/o USA.NET, Inc., 1155 Kelly Johnson Boulevard, Suite 400, Colorado Springs, Colorado 80920.

 (6) The address of Liberty Ventures I, L.P. is 441 North 5th Street, Philadelphia, Pennsylvania 19123.

 (7) Includes 1,375,233 shares of common stock owned by ABS Ventures IV, L.P. and 343,809 shares of common stock owned by ABX Fund, L.P. The address of ABS Ventures IV, L.P. and ABX Fund, L.P. is One South Street, Suite 2150, Baltimore, Maryland 21202.

 (8) Consists solely of shares of common stock subject to stock options exercisable within 60 days of April 30, 1999.

 (9) Includes 28,800 shares of common stock owned by The Lind 1999 Children's Trust and 114,240 shares of common stock subject to stock options exercisable within 60 days of April 30, 1999.

(10) Includes 4,241,529 shares held by Premiere Technologies, Inc., of which Mr. Allred is the President and Chief Operating Officer.

(11) Consists solely of shares held by Liberty Ventures I, L.P., of which Ms. Griffith Gryga is a limited partner. Ms. Griffith Gryga disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.


(12) Consists solely of shares held by ABS Ventures IV, L.P. and ABX Fund, L.P., the general partner of which is a limited liability company of which Mr. Grayson is the managing member. Mr. Grayson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.



(13) Includes the shares of common stock discussed in notes 1, 2, 8, 9, 10 and 11 above and an additional 500,400 shares of common stock subject to stock options exercisable within 60 days of April 30, 1999. Does not include shares held by Mr. Grayson as he was not a director as of April 30, 1999.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH TELECONCEPTS

     During 1996 and 1997, we purchased certain administrative and operating services from TeleConcepts. The aggregate amount of services purchased by us from TeleConcepts during 1996 and 1997 was approximately $1.2 million and approximately $113,000, respectively. During 1996, TeleConcepts (whose sole shareholders were Ms. Beazley, Mr. Street and Mr. Frank) periodically made advances to fund our operations. TeleConcepts distributed such receivables to Ms. Beazley, Mr. Street and Mr. Frank, who converted them into shares of common stock. Please see our discussion in "-- Common Stock Financing of Colorado Predecessor" below.

COMMON STOCK FINANCING OF COLORADO PREDECESSOR

     From March 1, 1996 through December 30, 1996, prior to our reincorporation in Delaware, our Colorado predecessor corporation sold an aggregate of 857,350 shares of its common stock to certain existing stockholders at a purchase price of $4.76 per share. 850,000 of the shares (which, in connection with the reincorporation, were converted into an aggregate of 2,039,980 shares of our common stock (after giving effect to the 4.8-for-1 stock split) and 850,000 shares of our Series A Preferred Stock (which Series A Preferred Stock will convert into 4,080,000 shares of common stock on the closing of this offering)) were sold to the following directors, executive officers and principal stockholders for an aggregate purchase price of $4,046,000:

                                                      NUMBER OF SHARES
                                                          PRIOR TO        AGGREGATE PURCHASE
                     PURCHASER                        REINCORPORATION           PRICE
                     ---------                        ----------------    ------------------
John W. Street......................................      269,166             $1,281,230
Mary M. Beazley.....................................      269,166              1,281,230
Walter J. Frank.....................................      311,668              1,483,540

     All of these shares were issued upon the conversion of the advances discussed above in "-- Transactions with TeleConcepts."

TRANSACTIONS WITH INTERNET EXPRESS, LLC

     On March 1, 1997, we sold to Internet Express, LLC ("IEX") certain assets related to our Internet access business in exchange for $925,000 and the assumption of related liabilities. The price was based, in part, on the purchase price for these assets negotiated with an independent third-party (which transaction was not consummated). The board of directors subsequently increased the purchase price to reflect the current market value of the assets. This transaction was approved by the independent director and our stockholders. We also entered into a Co-Location Agreement with IEX pursuant to which IEX leases space at our offices on a month-to-month basis at the rate of $500 per month. In addition, we purchased Internet access and subleased office space from IEX during 1997 and 1998. The aggregate amount of the payments made to IEX during 1997 and 1998 was $44,900 and $22,789, respectively. Mr. Street and Ms. Beazley each own approximately 20% of the membership interests in IEX.

SERIES B FINANCING

     On April 8, 1997, we issued 527,579 shares of Series B Preferred Stock to American Express, a principal stockholder, at a purchase price of $5.69 per share. We also granted to American Express a one-year option to purchase up to 527,579 additional shares of Series B Preferred Stock. On March 23, 1998, American Express exercised a portion of such option and acquired an additional 356,073 shares of Series B Preferred Stock at $5.69 per share. The unexercised portion of the option terminated. The 883,652 shares of Series B Preferred Stock purchased by American Express will convert into 4,241,529 shares of common stock on the closing of this offering. In connection with its investment, American Express received the right, subject to certain restrictions, to designate a member of our board of directors. Mr. Sharnak currently serves as that designee.

     In connection with its initial investment, American Express also entered into a Co-Marketing Program Agreement with us pursuant to which we provide Web-based email services to American Express Cardmembers and other consumers. Please refer to our discussion in "Business -- Strategic Relationships" for our discussion of this agreement.

     In connection with the initial American Express investment, we entered into Stock Restriction Agreements with each of Mr. Street, Ms. Beazley and Mr. Frank. The agreements granted to us an option to repurchase shares of common stock and Series A Preferred Stock held by Mr. Street, Ms. Beazley and Mr. Frank, at a price of $0.12 per share of common stock and a price of $4.76 per share of Series A Preferred Stock, in the event that Mr. Street is terminated for cause or voluntarily ceases to be an employee, director or consultant prior to October 8, 1998 (in the case of the agreements with Ms. Beazley and Mr. Frank) or April 8, 2000 (in the case of the agreement with Mr. Street).

SERIES C FINANCING

     On October 17, 1997, we issued an aggregate of 736,376 shares of Series C Preferred Stock to Premiere Technologies, a principal stockholder, and certain other investors at a purchase price of $6.79 per share. We also granted options exercisable on or prior to May 1, 1998 to purchase up to 736,376 additional shares of Series C Preferred Stock. On March 23, 1998, such options were exercised in full, at which time we also issued an additional 486,918 shares of Series C Preferred Stock, all at $6.79 per share. On May 13, 1998, we issued an additional 74,000 shares of Series C Preferred Stock at $6.79 per share. Of the 2,033,670 shares of Series C Preferred Stock sold by us, an aggregate of 1,958,170 shares (which will convert into an aggregate of 9,399,216 shares of common stock upon the closing of this offering) were sold to the following directors, officers and principal stockholders for an aggregate purchase price of $13,295,974:

                                                                              AGGREGATE
PURCHASER                                                NUMBER OF SHARES   PURCHASE PRICE
---------                                                ----------------   --------------
Premiere Technologies, Inc. ...........................          883,652      $5,999,997
ABS Ventures IV, L.P. / ABX Fund, L.P. ................   389,096/97,274       3,302,452
Liberty Ventures I, L.P. ..............................          368,188       2,499,996
John W. Street.........................................           90,645         615,480
Mary M. Beazley........................................           90,645         615,480
Annette C. Hicks.......................................           16,170         109,794
Walter J. Frank, Jr. ..................................           10,000          67,900
Michael Lipfield.......................................            7,500          50,925
Geoffrey E. Lind.......................................            5,000          33,950


     In connection their initial investments, Premiere and Liberty Ventures each received the right, subject to certain restrictions, to designate a member of our board of directors. Mr. Allred currently serves as the Premiere designee and Ms. Griffith Gryga currently serves as the Liberty Ventures designee. Premiere also entered into a Co-Marketing and Integration Agreement with us pursuant to which we and Premiere expect to jointly offer certain telecommunications services. Please refer to our discussion in "Business -- Strategic Relationships" for our discussion of this agreement.

SERIES D FINANCING

     In August 1998, we issued an aggregate of 1,557,318 shares of Series D Preferred Stock at a purchase price of $14.75 per share. An aggregate of 25,790 of such shares (which will convert into an aggregate of 123,792 shares of common stock upon the closing of this offering) were sold to the following directors and officers for an aggregate purchase price of $380,403:

                                                                               AGGREGATE
PURCHASER                                                 NUMBER OF SHARES   PURCHASE PRICE
---------                                                 ----------------   --------------
John W. Street..........................................       20,000           $295,000
Mary M. Beazley.........................................        3,390             50,003
Michael Lipfield........................................        1,400             20,650
Geoffrey E. Lind........................................        1,000             14,750


GUARANTEE OF BANK LOAN


     Mr. Street is the co-signer of our Business Loan Agreement with State Bank and Trust of Colorado Springs. As of March 31, 1999, the outstanding principal amount under such agreement was approximately $1.7 million. In consideration for his personal guarantee of the loan, during 1997 we granted to Mr. Street options to purchase an aggregate of 312,000 shares of common stock under the Option Plan at a weighted average exercise price of $0.13 per share.


EQUIPMENT PURCHASES FROM EMC CORPORATION



     From time to time since June 1997, we have purchased certain computer storage hardware and software from EMC Corporation. Mr. Ruettgers, who will become one of our directors upon the closing of this offering, is the President and Chief Executive Officer of EMC Corporation. The payments made to EMC Corporation during 1997 and 1998 totaled approximately $212,000 and $4,299,000, respectively, and the payments made and currently scheduled to be made to EMC Corporation during 1999 total approximately $8,508,000.



     We believe that each of the transactions described above was carried out on terms that were no less favorable to us than those that would have been obtained from unaffiliated third parties. Any future transactions between us and any of our directors, officers or principal stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the board of directors.

                           DESCRIPTION OF SECURITIES

     The following description of our securities reflects changes that will be made to our certificate of incorporation and bylaws upon the closing of this offering. We have filed our restated certificate of incorporation and amended and restated bylaws as exhibits to the registration statement of which this prospectus is a part.

     Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

COMMON STOCK


     As of the date of this prospectus, there are 29,345,525 shares of common stock outstanding and held of record by approximately 180 stockholders. Upon the closing of this offering, there will be 37,845,525 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option).


     Holders of common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulative voting rights in the election of directors. Accordingly, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors. In the event we liquidate, dissolve or wind up our affairs, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices and liquidation preferences. The issuance of preferred stock could:

     - Adversely affect the voting power of holders of common stock;

     - Adversely affect the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation; and

     - Delay, defer or prevent a change in control.

       We have no present plans to issue any shares of preferred stock.


WARRANT





     As of the date of this prospectus, we have one outstanding warrant to purchase 220,771 shares of common stock at an exercise price of $3.08 per share. We issued the warrant to an investment banking firm in connection with its services as placement agent for our August 1998 private placement of shares of Series D Preferred Stock. The warrant expires on August 12, 2003. The warrant contains anti-dilution provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrant upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The shares of common stock issuable upon exercise of the warrant carry registration rights, as discussed below.

REGISTRATION RIGHTS


     Pursuant to the Second Amended and Restated Investor Rights Agreement, holders of 29,280,816 shares of common stock, including the common stock issuable under the warrants described in the preceding paragraph, have certain rights to require us to register their shares for resale under the Securities Act of 1933, as amended (the "Securities Act"), during the five-year period following this offering.


     With certain limitations, the holders of more than 50% of such shares may demand that we register shares having an aggregate offering price to the public of more than $10,000,000. We are not required to effect more than two demand registrations, provided at least 70% of the shares requested to be included in the demand registrations are, in fact, included therein. In addition, these stockholders are entitled to piggyback registration rights with respect to any public offering registration statement we file under the Securities Act following this offering, with certain limitations. Further, at any time after we become eligible to file a registration statement on Form S-3 or any similar short-form registration statement, such stockholders may require us to file such registration statements from time to time, again with certain limitations. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and commissions. Registration of any of the shares of common stock entitled to these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act.

     Upon completion of this offering, the registration rights with respect to the shares held by a stockholder will terminate if the stockholder holds less than 1% of the then-outstanding shares of common stock and the stockholder's shares are entitled to be resold in a 90-day period under Rule 144 promulgated under the Securities Act.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION
AND BYLAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. With certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

     The following provisions of our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering may have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price for the common stock:

     CLASSIFIED BOARD OF DIRECTORS. Our board of directors will be divided into three classes. The directors in class I will hold office until the first annual meeting of stockholders following this offering, the directors in class II will hold office until the second annual meeting of stockholders following this offering, and the directors in class III will hold office until the third annual meeting of stockholders following this offering. After each such election, the directors in that class will serve for terms of three years. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, since such classification generally increases the difficulty of replacing a majority of the directors.

     BOARD OF DIRECTOR VACANCIES. The board of directors will be authorized to fill vacant directorships and to increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees.

     STOCKHOLDER ACTION; SPECIAL MEETINGS OF STOCKHOLDERS. Our stockholders will not be permitted to take action by written consent, but only at duly called annual or special meetings of stockholders. In addition, special meetings of stockholders may be called only by the chairman of the board, the chief executive officer or a majority of the board of directors.

     ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. Stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must deliver a written notice to our principal executive offices within a prescribed time period. Our amended and restated bylaws also set forth specific requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for the election of directors at an annual meeting of stockholders.

     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     Our amended and restated bylaws that will become effective upon the closing of this offering provide that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law.

     In addition, our restated certificate of incorporation that will become effective upon the closing of this offering provides that, to the fullest extent permitted by Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. This provision of the restated certificate of incorporation does not eliminate the directors' duty of care. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief are available under Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws and state and federal environmental laws.

     Each director will continue to be subject to liability for:

     - Breach of a director's duty of loyalty to us and our stockholders;

     - Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - Unlawful payments of dividends or unlawful stock repurchases or redemptions; and

     - Any transaction from which a director derived an improper personal benefit.

     We also intend to enter into indemnity agreements with our directors and executive officers. We have purchased liability insurance for our directors and executive officers.

     There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in a claim for indemnification.

LISTING


     The common stock has been approved for quotation on the Nasdaq National Market under the trading symbol MBOX.


TRANSFER AGENT AND REGISTRAR

     We have appointed Norwest Bank Minnesota, National Association, to serve as the transfer agent and registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. We cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the closing of this offering, we will have a total of 37,845,525 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. Of the outstanding shares, the 8,500,000 shares being sold in this offering will be freely tradable, except that any shares held by our "affiliates" may only be sold in compliance with the limitations described below. The remaining 29,345,525 shares of common stock will be "restricted securities" that may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act.

     Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will become available for sale in the public market as follows:

 NUMBER OF SHARES                                 DATE
-------------------   ------------------------------------------------------------
        70,200        Upon the date of this prospectus (shares eligible for resale under Rule 144(k) and not subject to lock-up agreements)
       133,920        90 days following the date of this prospectus (additional
                      shares eligible for resale under Rules 144 and 701 and not subject to lock-up agreements)
    29,135,645        180 days following the date of this prospectus (additional shares eligible for resale under Rules 144 and 701 upon
                      release of lock-up agreements)

     In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock (approximately 378,455 shares immediately after this offering) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of that sale is filed. In addition, a person who is not considered an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

     In addition, following the closing of this offering, we intend to file a registration statement to register for resale the 18,251,680 shares of common stock available for issuance under our stock plans. Accordingly, shares issued under those plans will become eligible for resale in the public market from time to time, subject to the lock-up agreements described below and, in the case of affiliates, the volume limitations of Rule 144 described above. As of the date of this prospectus, options and purchase rights to acquire a total of 6,698,280 shares of common stock are outstanding under our stock plans.

     Directors, officers and stockholders holding an aggregate of 27,330,837 shares of common stock have agreed that they will not sell any shares of common stock without the prior written consent of Bear, Stearns & Co. Inc for a period of 180 days from the date of this prospectus. Please refer to our discussion in "Underwriting" for further discussion of these agreements.

     We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, other than the grant of options and purchase rights under our stock plans and the issuance of common stock pursuant thereto, provided the holders of such shares, options or rights agree to the 180-day lock-up agreement.

     Following this offering, certain of our stockholders will have rights to have their shares of common stock registered for resale under the Securities Act. Please refer to our discussion in "Description of Securities -- Registration Rights" for further discussion of these registration rights.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the underwriters and us, each of the underwriters named below, for whom Bear, Stearns & Co. Inc., Volpe Brown Whelan & Company, LLC and CIBC World Markets Corp. are acting as representatives, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below:

                        UNDERWRITER                           NUMBER OF SHARES
------------------------------------------------------------  ----------------
Bear, Stearns & Co. Inc. ...................................
Volpe Brown Whelan & Company, LLC...........................
CIBC World Markets Corp. ...................................
                                                                 ---------
          Total.............................................     8,500,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the underwriters' obligations is that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the "initial public offering price" set forth on the cover page of
this prospectus and at that price less a concession not in excess of $     per
share of common stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those
dealers may reallow, concessions not in excess of $     per share of common
stock to certain other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters.

     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,275,000 additional shares of common stock at the "initial public offering price" less the "underwriting discounts," each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be severally committed, subject to certain conditions, including the approval of certain matters by counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.

     The underwriters, at our request, have reserved for sale at the initial public offering price up to five percent (5%) of the shares of common stock to be sold in this offering for sale to our employees and directors and to other persons designated by us. Any purchase of these reserved shares will reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares not so purchased on the same basis as the other shares offered hereby.

     The underwriters do not intend to confirm sales of common stock to any accounts over which they exercise discretionary authority.

     The underwriting agreement provides that we will indemnify the underwriters against certain liabilities under the Securities Act or will contribute to payments that the underwriters may be required to make in respect thereof.

     Directors, officers and stockholders who hold in the aggregate 27,330,837 shares of common stock have agreed that they will not sell any shares of common stock without the prior written consent of Bear, Stearns & Co. Inc for a period of 180 days from the date of this prospectus. However, Bear, Stearns & Co. Inc. may, in its sole discretion and at any time or from time to time, without notice to our stockholders or Nasdaq, release all or any portion of the shares subject to lock-up agreements.

     We have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Bear, Stearns & Co. Inc., sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered by this prospectus, the shares of common stock issuable upon exercise of outstanding options and warrants, the grant of additional options and purchase rights under our stock plans and the issuance of common stock pursuant thereto and the issuance of shares in connection with certain acquisitions and investments, provided the holders of such shares, options or rights agree to the 180 day lock-up agreement.

     Prior to this offering, there has been no public market for our common stock. Accordingly, negotiations between us and the representatives of the underwriters will determine the initial public offering price for the common stock. Among the factors to be considered in those negotiations will be:

     - Our recent results of operations;

     - Estimates of our prospects as well as the industry in which we compete;

     - An assessment of our management;

     - The general state of the securities markets at the time of this offering; and

     - The prices of similar securities of generally comparable companies.


     The common stock has been approved for quotation on the Nasdaq National Market under the trading symbol MBOX. We cannot assure you that an active or orderly trading market will develop or that the common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.


     The following table shows the underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                   NO EXERCISE   FULL EXERCISE
                                                   -----------   -------------
Per share........................................    $              $
Total............................................    $              $

     In order to facilitate this offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering, including over-allotment, stabilizing and short-covering transactions and the impositions of penalty bids. Persons participating in this offering also may engage in passive market-making transactions in the common stock on the Nasdaq National Market. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover this short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid also may affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of this stabilization or other transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Cooley Godward LLP, Boulder, Colorado will pass upon the validity of the shares of common stock offered hereby. Attorneys with Cooley Godward LLP, through an investment partnership, own 7,500 shares of our Series C Preferred Stock (which will convert into 36,000 shares of common stock on the closing of this offering) that were purchased in our March 1998 private placement.

     Morrison & Foerster LLP, Irvine, California will pass upon certain legal matters in connection with the offering for the underwriters.

                                    EXPERTS

     The audited financial statements included in this prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement. For further information about us and our common stock, please refer to the registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement.

     You may read and copy all or any portion of the registration statement or any other information the company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site (http://www.sec.gov).

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with those requirements, we will file periodic reports, proxy statements and other information with the SEC. You may also inspect these reports, proxy statements and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing interim financial information.

                                 USA.NET, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To USA.NET, Inc.:

     We have audited the accompanying balance sheets of USA.NET, Inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA.NET, Inc., as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP
Denver, Colorado,
March 4, 1999 (except with respect to the matters discussed in Note 10, as to which the date is May 10, 1999).

                                 USA.NET, INC.

                                 BALANCE SHEETS

                                     ASSETS


                                                                                                            PRO FORMA
                                                                                                          STOCKHOLDERS'
                                                                     DECEMBER 31,                           EQUITY AT
                                                              --------------------------    MARCH 31,       MARCH 31,
                                                                 1997           1998           1999           1999
                                                              -----------   ------------   ------------   -------------
                                                                                                           (UNAUDITED)
                                                                                           (UNAUDITED)    (SEE NOTE 2)
Current assets:
  Cash and cash equivalents.................................  $ 2,158,612   $  6,562,792   $  3,436,868
  Restricted cash (Note 6)..................................    1,884,704      1,486,775      1,419,196
  Short-term investments (Note 2)...........................           --      3,458,015      2,482,428
  Accounts receivable, net (Note 2).........................      260,868      1,357,440        781,348
  Related party accounts receivable (Note 3)................       61,290         17,285             --
  Prepaid expenses and other assets.........................       82,737        289,287        395,697
  Deposits..................................................       16,522        552,871         36,480
                                                              -----------   ------------   ------------
        Total current assets................................    4,464,733     13,724,465      8,552,017
                                                              -----------   ------------   ------------
Property and equipment, net (Note 2)........................    2,543,739     13,449,516     15,666,671
Channel acquisition costs, net..............................           --      6,250,000      5,625,000
Other assets................................................        7,142          5,342          4,207
                                                              -----------   ------------   ------------
                                                              $ 7,015,614   $ 33,429,323   $ 29,847,895
                                                              ===========   ============   ============

                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 1,536,122   $  2,643,070   $  2,642,489
  Accrued liabilities.......................................      113,518        899,327      1,770,944
  Accrued payroll and benefits..............................      237,631        441,672        707,588
  Related party accounts payable (Note 3)...................       94,900        268,026        178,440
  Deferred revenue..........................................           --         11,199         33,086
  Current maturities of note payable (Note 4)...............      264,842      1,767,423      1,709,381
  Current capital lease obligations (Note 5)................           --      1,239,357      1,500,526
                                                              -----------   ------------   ------------
        Total current liabilities...........................    2,247,013      7,270,074      8,542,454
                                                              -----------   ------------   ------------
Long-term note payable (Note 4).............................    1,235,158             --             --
Long-term capital lease obligations (Note 5)................           --      3,997,147      4,925,103
Other long-term liabilities.................................           --        375,000        250,000
Commitments and contingencies (Notes 1, 5, 6 and 10)
Stockholders' equity (Note 6):
  Convertible preferred stock, $.001 par value, 10,000,000
    shares authorized --
    Convertible preferred stock, Series A, 1,100,000 shares
      designated; 1,062,231 issued and outstanding, no
      shares outstanding pro forma (unaudited), entitled to
      $5,056,220 in liquidation.............................    4,872,255      4,872,255      4,872,255   $         --
    Convertible preferred stock, Series B, 1,055,158 shares
      designated; 527,579, 883,652 and 883,652 issued and
      outstanding, respectively, no shares outstanding pro
      forma (unaudited), stated at liquidation value........    3,001,925      5,027,980      5,027,980             --
    Convertible preferred stock, Series C, 2,033,670 shares
      designated; 736,376, 2,033,670, and 2,033,670 issued
      and outstanding, respectively, no shares outstanding
      pro forma (unaudited), stated at liquidation value....    4,999,995     13,808,621     13,808,621             --
    Convertible preferred stock, Series D, 2,033,898 shares
      designated; 0, 1,557,318 and 1,557,318 issued and
      outstanding, respectively, no shares outstanding pro
      forma (unaudited), entitled to $22,970,441 in
      liquidation...........................................           --     21,076,389     21,076,389             --
  Common stock, $.001 par value, 150,000,000 shares
    authorized; 2,549,328, 2,609,328 and 2,633,802 shares
    issued and outstanding, respectively, 29,210,765 shares
    issued and outstanding pro forma (unaudited)............        2,549          2,609          2,634         29,211
  Additional paid-in capital (Note 1).......................    2,714,567      6,061,496      8,851,348     53,610,016
  Warrant for common stock..................................           --        313,251        313,251        313,251
  Deferred compensation.....................................   (2,352,387)    (4,775,393)    (7,241,168)    (7,241,168)
  Accumulated deficit.......................................   (9,705,461)   (24,600,106)   (30,580,972)   (30,580,972)
                                                              -----------   ------------   ------------   ------------
        Total stockholders' equity..........................    3,533,443     21,787,102     16,130,338   $ 16,130,338
                                                              -----------   ------------   ------------   ============
                                                              $ 7,015,614   $ 33,429,323   $ 29,847,895
                                                              ===========   ============   ============


  The accompanying notes to financial statements are an integral part of these balance sheets.

                                 USA.NET, INC.

                            STATEMENTS OF OPERATIONS


                                                                                                 THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                   ----------------------------------------   -------------------------
                                                      1996          1997           1998          1998          1999
                                                   -----------   -----------   ------------   -----------   -----------
                                                                                                     (UNAUDITED)
Revenue:
  Advertising revenue............................  $    33,564   $   782,517   $  4,661,644   $   520,075   $ 1,906,072
  Other revenue..................................           --            --         41,069            --        38,805
                                                   -----------   -----------   ------------   -----------   -----------
        Total revenue............................       33,564       782,517      4,702,713       520,075     1,944,877
Cost of revenue..................................      298,863     1,614,247      5,329,235       709,244     2,180,235
                                                   -----------   -----------   ------------   -----------   -----------
        Gross margin.............................     (265,299)     (831,730)      (626,522)     (189,169)     (235,358)
Operating expenses:
  Selling and marketing..........................      875,972     2,269,373      6,903,610       914,400     2,401,277
  Product development............................      259,735     1,207,433      3,042,225       481,039     1,361,768
  General and administrative.....................      674,066     1,490,214      2,446,715       345,953       891,597
  Amortization of channel acquisition costs......           --            --      1,250,000            --       625,000
  Amortization of deferred compensation..........           --       362,180        916,858       183,672       320,865
                                                   -----------   -----------   ------------   -----------   -----------
        Total operating expenses.................    1,809,773     5,329,200     14,559,408     1,925,064     5,600,507
                                                   -----------   -----------   ------------   -----------   -----------
Loss from operations.............................   (2,075,072)   (6,160,930)   (15,185,930)   (2,114,233)   (5,835,865)
Other income (expense):
  Interest expense...............................           --        (9,247)      (229,893)      (23,309)     (258,617)
  Interest income................................           --        85,111        501,958        35,574       113,616
  Other..........................................           --        48,974         19,220            --            --
                                                   -----------   -----------   ------------   -----------   -----------
        Other income (expense), net..............           --       124,838        291,285        12,265      (145,001)
                                                   -----------   -----------   ------------   -----------   -----------
Net loss from continuing operations..............   (2,075,072)   (6,036,092)   (14,894,645)   (2,101,968)   (5,980,866)
Discontinued operation (Note 9):
  Net income (loss) from operation of
    discontinued operation.......................   (1,602,778)       27,150             --            --            --
  Gain on sale of discontinued operation.........           --       672,827             --            --            --
                                                   -----------   -----------   ------------   -----------   -----------
                                                    (1,602,778)      699,977             --            --            --
                                                   -----------   -----------   ------------   -----------   -----------
Net loss.........................................  $(3,677,850)  $(5,336,115)  $(14,894,645)  $(2,101,968)  $(5,980,866)
                                                   ===========   ===========   ============   ===========   ===========
Basic and diluted net loss from continuing
  operations per share...........................  $     (1.44)  $     (2.37)  $      (5.77)  $     (0.82)  $     (2.28)
                                                   ===========   ===========   ============   ===========   ===========
Basic and diluted net loss per share.............  $     (2.55)  $     (2.09)  $      (5.77)  $     (0.82)  $     (2.28)
                                                   ===========   ===========   ============   ===========   ===========
Weighted average common shares
  outstanding -- basic and diluted...............    1,443,014     2,549,328      2,581,978     2,563,622     2,624,317
                                                   ===========   ===========   ============   ===========   ===========
Pro forma net loss from continuing operations per
  share (unaudited):
    Basic and diluted net loss per share.........                              $      (0.65)  $     (0.15)  $     (0.20)
                                                                               ============   ===========   ===========
    Weighted average common shares outstanding --
      basic and diluted..........................                                22,825,109    14,487,408    29,201,294
                                                                               ============   ===========   ===========


  The accompanying notes to financial statements are an integral part of these statements.

                                 USA.NET, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                        CONVERTIBLE                                            WARRANT
                                      PREFERRED STOCK          COMMON STOCK      ADDITIONAL      FOR
                                  -----------------------   ------------------     PAID-IN      COMMON      DEFERRED
                                   SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL      STOCK     COMPENSATION
                                  ---------   -----------   ---------   ------   -----------   --------   ------------
Balances, December 31, 1995.....         --   $        --     507,528   $ 507    $   816,147   $     --   $        --
  Issuance of common stock......         --            --   2,041,800   2,042      4,056,108         --            --
  Net loss......................         --            --          --      --             --         --            --
                                  ---------   -----------   ---------   ------   -----------   --------   -----------
Balances, December 31, 1996.....         --            --   2,549,328   2,549      4,872,255         --            --
  Issuance of Series A preferred
    stock in connection with
    recapitalization (Note 6)...  1,062,231     4,872,255          --      --     (4,872,255)        --            --
  Issuance of Series B preferred
    stock (Note 6)..............    527,579     3,001,925          --      --             --         --            --
  Issuance of Series C preferred
    stock (Note 6)..............    736,376     4,999,995          --      --             --         --            --
  Deferred compensation.........         --            --          --      --      2,714,567         --    (2,714,567)
  Amortization of deferred
    compensation................         --            --          --      --             --         --       362,180
  Net loss......................         --            --          --      --             --         --            --
                                  ---------   -----------   ---------   ------   -----------   --------   -----------
Balances, December 31, 1997.....  2,326,186    12,874,175   2,549,328   2,549      2,714,567         --    (2,352,387)
  Issuance of Series B preferred
    stock (Note 6)..............    356,073     2,026,055          --      --             --         --            --
  Issuance of Series C preferred
    stock (Note 6)..............  1,297,294     8,808,626          --      --             --         --            --
  Issuance of Series D preferred
    stock (Note 6), net of
    offering costs..............  1,557,318    21,076,389          --      --             --    313,251            --
  Exercise of stock options
    (Note 6)....................         --            --      60,000      60          7,065         --            --
  Deferred compensation.........         --            --          --      --      3,339,864         --    (3,339,864)
  Amortization of deferred
    compensation................         --            --          --      --             --         --       916,858
  Net loss......................         --            --          --      --             --         --            --
                                  ---------   -----------   ---------   ------   -----------   --------   -----------
Balances, December 31, 1998.....  5,536,871    44,785,245   2,609,328   2,609      6,061,496    313,251    (4,775,393)
  Exercise of stock options
    (unaudited).................         --            --      24,474      25          3,212         --            --
  Deferred compensation
    (unaudited).................         --            --          --      --      2,786,640         --    (2,786,640)
  Amortization of deferred
    compensation (unaudited)....         --            --          --      --             --         --       320,865
  Net loss (unaudited)..........         --            --          --      --             --         --            --
                                  ---------   -----------   ---------   ------   -----------   --------   -----------
Balances, March 31, 1999
  (unaudited)...................  5,536,871   $44,785,245   2,633,802   $2,634   $ 8,851,348   $313,251   $(7,241,168)
                                  =========   ===========   =========   ======   ===========   ========   ===========


                                                     TOTAL
                                  ACCUMULATED    STOCKHOLDERS'
                                    DEFICIT         EQUITY
                                  ------------   -------------
Balances, December 31, 1995.....  $  (691,496)   $    125,158
  Issuance of common stock......           --       4,058,150
  Net loss......................   (3,677,850)     (3,677,850)
                                  ------------   ------------
Balances, December 31, 1996.....   (4,369,346)        505,458
  Issuance of Series A preferred
    stock in connection with
    recapitalization (Note 6)...           --              --
  Issuance of Series B preferred
    stock (Note 6)..............           --       3,001,925
  Issuance of Series C preferred
    stock (Note 6)..............           --       4,999,995
  Deferred compensation.........
  Amortization of deferred
    compensation................           --         362,180
  Net loss......................   (5,336,115)     (5,336,115)
                                  ------------   ------------
Balances, December 31, 1997.....   (9,705,461)      3,533,443
  Issuance of Series B preferred
    stock (Note 6)..............           --       2,026,055
  Issuance of Series C preferred
    stock (Note 6)..............           --       8,808,626
  Issuance of Series D preferred
    stock (Note 6), net of
    offering costs..............           --      21,389,640
  Exercise of stock options
    (Note 6)....................           --           7,125
  Deferred compensation.........           --              --
  Amortization of deferred
    compensation................           --         916,858
  Net loss......................  (14,894,645)    (14,894,645)
                                  ------------   ------------
Balances, December 31, 1998.....  (24,600,106)     21,787,102
  Exercise of stock options
    (unaudited).................           --           3,237
  Deferred compensation
    (unaudited).................           --              --
  Amortization of deferred
    compensation (unaudited)....           --         320,865
  Net loss (unaudited)..........   (5,980,866)     (5,980,866)
                                  ------------   ------------
Balances, March 31, 1999
  (unaudited)...................  $(30,580,972)  $ 16,130,338
                                  ============   ============


  The accompanying notes to financial statements are an integral part of these statements.

                                 USA.NET, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                                     THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                       ----------------------------------------   -------------------------
                                                          1996          1997           1998          1998          1999
                                                       -----------   -----------   ------------   -----------   -----------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net loss...........................................  $(3,677,850)  $(5,336,115)  $(14,894,645)  $(2,101,968)  $(5,980,866)
  Adjustments to reconcile net loss to net cash used
    in operating activities --
    Depreciation and amortization....................      165,490       337,307      1,387,868       160,474       836,905
    Amortization of channel acquisition costs........           --            --      1,250,000            --       625,000
    Amortization of deferred compensation............           --       362,180        916,858       183,672       320,865
    Provision for bad debts..........................       64,484        34,290        253,405        15,725        58,057
    Gain on sale of property and equipment...........       (2,472)           --             --            --            --
    Gain on sale of Internet service provider
      segment........................................           --      (672,827)            --            --            --
    Changes in operating assets and liabilities --
      Accounts receivable, net.......................       19,818      (292,667)    (1,349,977)     (957,125)      518,035
      Related party accounts receivable..............       (4,283)      (57,007)        44,005        (1,204)       17,285
      Prepaid expenses...............................       11,812        (2,134)      (206,550)      (50,705)       18,727
      Deposits.......................................           --       (82,737)      (536,349)           --       516,391
      Inventory......................................       93,750            --             --            --            --
      Other assets...................................          301        (7,500)         1,800            --            --
      Accounts payable...............................     (154,829)    1,262,401      1,106,948       562,019      (551,781)
      Accrued liabilities............................      478,134        86,212        364,850       (17,827)    1,012,533
      Deferred revenue...............................           --        (3,746)        11,199            --        21,887
      Related party accounts payable.................      (13,973)       65,314        173,126       (50,000)      (89,586)
                                                       -----------   -----------   ------------   -----------   -----------
        Net cash used in operating activities........   (3,019,618)   (4,307,029)   (11,477,462)   (2,256,939)   (2,676,548)
                                                       -----------   -----------   ------------   -----------   -----------
Cash flows from investing activities:
  Purchase of short-term investments.................           --            --     (3,458,015)           --       (24,413)
  Proceeds from sale of short-term investments.......           --            --             --            --     1,000,000
  Purchase of property and equipment.................     (514,480)   (2,445,106)    (6,751,794)   (1,154,341)     (968,725)
  Proceeds from sale of property and equipment.......       14,129            --             --            --            --
  Proceeds from sale of Internet service provider
    segment..........................................           --       925,000             --            --            --
  Payments for channel acquisition costs.............           --            --     (6,500,000)           --            --
                                                       -----------   -----------   ------------   -----------   -----------
        Net cash provided by (used in) investing
          activities.................................     (500,351)   (1,520,106)   (16,709,809)   (1,154,341)        6,862
                                                       -----------   -----------   ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from note payable.........................           --     2,570,000        500,000       500,000            --
  Repayment of note payable..........................     (150,983)   (1,094,257)      (232,577)           --       (58,042)
  Repayment of capital lease obligations.............           --            --       (305,347)           --      (343,875)
  Decrease (increase) in restricted cash.............           --    (1,884,704)       397,929            --        67,579
  Advances from affiliates...........................    4,046,000            --             --            --            --
  Proceeds from issuance of common stock.............       12,150            --          7,125         2,165         3,237
  Proceeds from issuance of Series B preferred
    stock............................................           --     3,001,925      2,026,055     2,026,055            --
  Proceeds from issuance of Series C preferred
    stock............................................           --     4,999,995      8,808,626     8,306,166            --
  Proceeds from issuance of Series D preferred
    stock............................................           --            --     22,970,441            --            --
  Offering costs for issuance of Series D preferred
    stock............................................           --            --     (1,580,801)           --            --
  Increase in deferred initial public offering
    costs............................................           --            --             --            --      (125,137)
                                                       -----------   -----------   ------------   -----------   -----------
        Net cash provided by financing activities....    3,907,167     7,592,959     32,591,451    10,834,386      (456,238)
                                                       -----------   -----------   ------------   -----------   -----------
Net increase in cash and cash equivalents............      387,198     1,765,824      4,404,180     7,423,106    (3,125,924)
Cash and cash equivalents, beginning of period.......        5,590       392,788      2,158,612     4,043,316     6,562,792
                                                       -----------   -----------   ------------   -----------   -----------
Cash and cash equivalents, end of period.............  $   392,788   $ 2,158,612   $  6,562,792   $11,466,422   $ 3,436,868
                                                       ===========   ===========   ============   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest.............................  $    39,901   $    14,186   $    229,893   $    23,309   $   258,617
                                                       ===========   ===========   ============   ===========   ===========
  Equipment acquired with capital leases.............  $        --   $        --   $  5,541,851   $        --   $ 1,533,000
                                                       ===========   ===========   ============   ===========   ===========
  Equipment acquired by use of accounts payable......  $        --   $        --   $         --   $        --   $   551,200
                                                       ===========   ===========   ============   ===========   ===========
  Issuance of Series A preferred stock in connection
    with recapitalization............................  $        --   $ 4,872,255   $         --   $        --   $        --
                                                       ===========   ===========   ============   ===========   ===========
  Conversion of advances into common stock...........  $ 4,046,000   $        --   $         --   $        --   $        --
                                                       ===========   ===========   ============   ===========   ===========
  Value of warrant issued to purchase common stock to
    Series D preferred stock placement agent.........  $        --   $        --   $    313,251   $        --   $        --
                                                       ===========   ===========   ============   ===========   ===========
  Accrued channel acquisition costs..................  $        --   $        --   $  1,000,000   $        --   $        --
                                                       ===========   ===========   ============   ===========   ===========


  The accompanying notes to financial statements are an integral part of these statements.

                                 USA.NET, INC.

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 IS
                                   UNAUDITED)

(1) ORGANIZATION AND NATURE OF BUSINESS

     USA.NET, Inc., a Delaware corporation ("USA.NET-Delaware" or, with its predecessor entity, the "Company") is a leading provider of email and advanced messaging solutions on the Internet for consumers, Web portals and businesses. The Company's consumer email service, NET@DDRESS, is offered free of charge and provides users with a permanent, portable and private email address accessible from any computer connected to the Internet. During 1998, the Company introduced its messaging services for Web portals and its specialized and comprehensive outsourced solutions for businesses.

     USA.NET, Inc., a Colorado corporation ("USA.NET-Colorado") was formed as a S corporation in 1991, as Community News Service Inc., an information services company providing Internet access and other Internet-related services to consumer and commercial customers throughout the United States. In 1995, the Company began the development of its email solutions. Effective March 1, 1997, the Company sold the Internet service provider ("ISP") business segment (Notes 3 and 9).

     On March 12, 1997, a reincorporation of USA.NET-Colorado as a Delaware corporation was effected by a merger (the "Reincorporation Merger") of USA.NET-Colorado with and into USA.NET-Delaware, and each share of USA.NET-Colorado common stock was exchanged for one-half share of USA.NET-Delaware common stock and one share of USA.NET-Delaware Series A convertible preferred stock ("Series A"). USA.NET-Delaware was the surviving corporation. Also as a result of the Reincorporation Merger, the Company increased the total number of authorized common and preferred shares and established a par value of $.001 per share for both common and preferred stock.

     The Company is subject to various risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving market for Internet-based products and services. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable business model and the management of rapid growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service and attract, retain and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing such risks. To date, substantially all of the Company's revenue has been derived from the sale of advertising on its Web sites. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared to traditional advertising outlets.


     The Company has not yet achieved profitability and expects to incur net losses at least through the end of 2001. The Company incurred net losses from continuing operations of $2,075,072 in 1996, $6,036,092 in 1997 and $14,894,645
in 1998. The Company incurred net losses from continuing operations (unaudited) of $2,101,968 and $5,980,866 for the three months ended March 31, 1998 and 1999, respectively. As of December 31, 1998 and March 31, 1999, the Company's accumulated deficit was $24,600,106 and $30,580,972 (unaudited), respectively. The Company has not generated sufficient revenue to cover the substantial amounts spent to create, launch and enhance its services. If the Company's revenue does not increase substantially, the Company may never become profitable. Even if the Company does achieve profitability in the future, it may not sustain or increase its profitability. The Company has historically funded its operations by selling stock and obtaining loans from banks. If the Company is unable to complete the initial public offering discussed in Note 10, the Company will require significant external financing within the next year. In this event, management believes that the Company has capital available to it from third parties, and if such capital is not forthcoming, a stockholder has committed to fund the Company's operations through at least December 31, 1999, if necessary.

                                 USA.NET, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The interim financial statements for the three months ended March 31, 1998 and 1999, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

     All of the Company's short-term investments, consisting principally of commercial paper and medium term notes, are classified as available for sale. Unrealized holding gains and losses, if material, are included as a separate component of other comprehensive income. At December 31, 1997 and 1998, unrealized holding gains and losses are not material. Realized gains and losses are recorded in the statement of operations upon selling the security.

  ACCOUNTS RECEIVABLE

     The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable. At December 31, 1997 and 1998, the allowance for doubtful accounts was approximately $29,000 and $151,000, respectively.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements. The Company maintains its cash balances in the form of bank demand deposits and money market accounts with financial institutions that management believes are creditworthy. The Company maintains its short-term investments in certificates of deposit, and high quality commercial paper and corporate debt securities. Accounts receivable are typically unsecured and are derived from transactions with and from advertisers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

     As discussed in Note 7, the Company has three and one customers that accounted for more than 10% of 1997 and 1998 revenue, respectively, and four and two customers that accounted for more than 10% of

                                 USA.NET, INC.

accounts receivable at December 31, 1997 and 1998, respectively. The loss of significant advertisers and/or distribution channels to the Company's users could result in a significant reduction of revenues.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciation is provided using the straight-line method, generally over estimated useful lives of five years. Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized.

     Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of five years or the life of the lease.

     The components of property and equipment are as follows:

                                               DECEMBER 31,
                                         ------------------------    MARCH 31,
                                            1997         1998          1999
                                         ----------   -----------   -----------
                                                                    (UNAUDITED)
Computer equipment and licensed
  software.............................  $2,613,752   $13,763,462   $16,422,669
Office equipment.......................     188,342     1,007,497     1,186,807
Leasehold improvements.................     105,550       430,330       644,738
                                         ----------   -----------   -----------
                                          2,907,644    15,201,289    18,254,214
Less -- accumulated depreciation and
  amortization.........................    (363,905)   (1,751,773)   (2,587,543)
                                         ----------   -----------   -----------
                                         $2,543,739   $13,449,516   $15,666,671
                                         ==========   ===========   ===========

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of its long-lived assets based on estimated undiscounted future cash flows and provides for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash equivalents, short-term investments, short-term trade receivables and payables, and a note payable. The carrying values of the cash equivalents, short-term investments and short-term trade receivables and payables approximate their fair values. Based on borrowing rates currently used by the Company for financing, the carrying value of the note payable approximates its estimated fair value.

  REVENUE RECOGNITION


     The Company currently generates substantially all of its revenue from the sale of advertising via its Web-based email services. Certain of the Company's advertising revenue is recognized under co-marketing agreements, whereby the Company and/or its co-marketing partners sell advertising on certain of the Company's services. A portion of the advertising revenue that is generated from such arrangements is shared with such co-marketing partners.


     Advertising revenue consists of sponsorships, banner advertising, the placement of buttons, and the use of a logout page, all of which provide users with direct links to the advertiser's Web site, and from advertising for direct delivery content providers. Advertising revenue is derived from both short-term and

                                 USA.NET, INC.

long-term advertising contracts in which the Company delivers impressions (a single display of an advertisement to a subscriber) for a fee or is compensated for generating leads or transactions. Revenue generated by these contracts are generally recognized ratably as earned, which typically coincides with when the services are performed, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of impressions. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

     As discussed in Note 5, certain agreements require that a portion of the revenue recorded under these agreements be shared.

  STOCK SPLIT

     Upon the consummation of the initial public offering discussed in Note 10, the Company will effect a 4.8:1 split of its common stock, and increase its authorized common stock to 150,000,000 shares and preferred stock to 10,000,000 shares. In connection with the common stock split, the Company will change its conversion ratios on the preferred stock to reflect the split. All references in the accompanying financial statements to the number of common shares have been retroactively restated to reflect the common stock split, the increase in the authorized common and preferred stock and the preferred stock conversion ratios.

  INCOME TAXES

     Prior to the Reincorporation Merger, the Company elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code, and accordingly, income or loss attributed to the Company's operations was allocated to its stockholders to be reported on their personal tax returns. Tax net operating losses incurred during this period are not available to offset the Company's future taxable income, if any.

     Subsequent to the Reincorporation Merger, the Company elected to be taxed as a C corporation. The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been completely reduced by a valuation allowance because management does not believe realization of the deferred tax assets is sufficiently assured at each balance sheet date (Note 8).

  PRODUCT DEVELOPMENT

     Costs incurred in the development of new products and enhancements to existing products and services are charged to expense as incurred.

  CHANNEL ACQUISITION COSTS

     Channel acquisition costs paid to acquire access to customers are capitalized and amortized over the terms of the related agreement. Amortization begins at the point the Company commences the services that are the subject of such agreements.

                                 USA.NET, INC.

  ADVERTISING COSTS

     Advertising costs are expensed as incurred and are included in sales and marketing expense in the accompanying statements of operations. The Company does not incur any material direct-response advertising costs. Advertising expense totaled $251,778, $1,681,738 and $3,988,501 in 1996, 1997 and 1998,
respectively, related to continuing operations.

  STOCK-BASED COMPENSATION

     The Company accounts for its employee stock option plans and other stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations. The Company adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma disclosures for employee stock grants made in 1997 and future years as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123.

  NET LOSS PER SHARE

     Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"), and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if the effect of the potential common shares is dilutive. The Company has excluded the weighted average effect (using the treasury stock method) of common stock issuable upon conversion of all convertible preferred stock, warrants and stock options from the computation of diluted earnings per share as the effect of all such securities is anti-dilutive for all periods presented. The shares excluded are as follows:

            YEAR ENDED DECEMBER 31,
            -----------------------
1996............................................           --
1997............................................    6,881,822
1998............................................   22,548,883
FOR THE THREE MONTHS ENDED MARCH 31, 1999.......   29,925,034

     At December 31, 1998, the Company had issued rights to 30,788,454 shares of common stock under such agreements. At March 31, 1999, the Company had issued rights to 30,954,774 (unaudited) shares of common stock under such agreements.

  PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     Pro forma net loss per share for the year ended December 31, 1998 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B, C and D convertible preferred stock into shares of the Company's common stock as if such conversion occurred on January 1, 1998, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of approximately 20,240,000 shares for the year ended December 31, 1998 and 26,580,000 (unaudited) and 11,920,000 (unaudited) for the three months ended March 31, 1999 and 1998, respectively. The pro forma effects of these transactions are unaudited.

                                 USA.NET, INC.

  PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     Effective upon the closing of the Company's planned initial public offering, all outstanding shares of Series Preferred (as defined below) will automatically convert into 26,576,963 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at December 31, 1998.

  COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. From its inception through December 31, 1998, the Company has not had any material transactions that are required to be reported in comprehensive income as compared to its net loss.

  SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it has one reportable operating segment at December 31, 1998.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the cost of such software. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect that the adoption of SOP No. 98-1 will have a material impact on its financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The Company is required to adopt SFAS No. 133 in the year ended December 31, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

  RECLASSIFICATIONS

     Certain prior years' balances were reclassified to conform to the current year presentation.

(3) RELATED PARTY TRANSACTIONS

     Prior to 1997, the Company substantially relied upon an entity affiliated through common ownership for management, facilities and other administrative and operating activities. This entity charged the Company for its calculated share of the related costs incurred and paid by the affiliated entity. Such costs totaled $816,948 in 1996, of which $528,282 relates to continuing operations. Because such costs were shared, the Company's management believes that the costs incurred on a stand-alone basis would have been greater than amounts allocated to the Company by the affiliated entity. During 1996, the Company ceased its dependence on the affiliated entity. During 1997, the affiliated entity was sold to a third party.

                                 USA.NET, INC.

     This entity also provided long distance telephone services to the Company. For the periods prior to its sale, the related telephone services totaled $373,531 and $113,159 for the years ended December 31, 1996 and 1997, respectively, of which $3,142 and $54,717, respectively, are reflected in continuing operations. The Company had no payables to this affiliated entity for telephone services at December 31, 1997.

     During 1996, this entity periodically made advances to fund the Company's operations. This entity distributed such receivables to certain mutual stockholders, who converted them into shares of the Company's common stock.

     During March 1997, the Company entered into a lease agreement for office space with a related party. The total rent expense related to this lease for the years ended December 31, 1997 and 1998 was $16,000 and $4,000, respectively. The Company also recognized $11,912 and $34,592 of expense for Internet access provided by this related party for the years ended December 31, 1997 and 1998. Additionally, the Company subleased office space to the related party. At December 31, 1997 and 1998, the Company had a payable to the related party of $44,900 and $22,789, respectively, for rent and other miscellaneous expenses. At December 31, 1997 and 1998, the related party owed the Company $61,290 and $16,420, respectively, for rent and other miscellaneous reimbursable expenses.

     In March 1997, the Company sold its ISP business segment to an entity which is 40% owned by certain directors, officers and principal stockholders of the Company for $925,000 plus the assumption of a note payable (Note 9).

     Also in March 1997, the Company purchased office furniture and equipment for $50,000 from a related party. The purchase price was paid in full in 1998.

     In consideration for a personal guarantee provided by a stockholder on a credit facility held with a bank (Note 4), the Company granted stock options to purchase 312,000 shares of common stock to the stockholder.

     During August 1998, the Company issued a five-year warrant to a financial institution for investment banking and underwriting services rendered in the Series D preferred stock offering. The warrant entitles the related party to purchase 220,771 shares of the Company's common stock at a price per share of approximately $3.08. At December 31, 1998, the warrant has not been exercised. The Company also paid this financial institution $1,416,786 in fees for services performed related to the Series D preferred stock offering.

     At December 31, 1998, the Company has $2,029,355 of cash equivalents on deposit at this financial institution. For the year ended December 31, 1998, $19,023 of gains realized on maturity of commercial paper and $23,667 of interest and dividend income were earned and recognized in the statement of operations related to the cash equivalents held with this related party.

     In August 1998, a party with which the Company has a revenue sharing agreement purchased shares of Series D preferred stock. For the period from the date such shares were purchased through December 31, 1998, $287,118 of royalty fees were due to this investor pursuant to the revenue sharing agreement. At December 31, 1998, the Company owed the related party $245,237 for unpaid royalty fees.

(4) NOTE PAYABLE

     In August 1997, the Company obtained a credit facility from a bank whereby the Company may draw on the available principal up to an aggregate amount of $1,500,000, which was amended to $2,000,000 in January 1998. The interest rate on notes payable under this credit facility are based on the bank's prime rate (8.5% and 7.75% at December 31, 1997 and 1998, respectively). Interest expense related to the line of credit was $9,050 and $151,469 for the years ended December 31, 1997 and 1998, respectively. The borrowings are collateralized by accounts receivable and property and equipment. This facility is also

                                 USA.NET, INC.

personally guaranteed by a stockholder for its full amount. As consideration for the personal guarantee, the stockholder was granted options to purchase 312,000 shares of common stock that will become fully exercisable on the earlier of: (1) the Company reaching a $100 million valuation, (2) the Company undergoing a public stock offering, or (3) the passing of four years. The options fully vested in 1998. The value of the options was immaterial as determined using the Black-Scholes option pricing model.

     The note payable consists of the following:

                                                       DECEMBER 31,
                                                  -----------------------    MARCH 31,
                                                     1997         1998         1999
                                                  ----------   ----------   -----------
                                                                            (UNAUDITED)
Note payable -- interest at the bank's prime
  rate, monthly, interest only payments
  beginning February 1999, with the principal
  due upon demand or January 2000, whichever is
  earlier.......................................  $1,500,000   $1,767,423   $ 1,709,381
Less -- current portion.........................    (264,842)  (1,767,423)   (1,709,381)
                                                  ----------   ----------   -----------
Long-term portion...............................  $1,235,158   $       --   $        --
                                                  ==========   ==========   ===========

     In December 1995, the Company obtained bank financing of $500,000 for the purchase of equipment. Interest expense related to this facility was $39,901 and $4,938 for the years ended December 31, 1996 and 1997, respectively. This note payable was assumed by the purchaser of the ISP business segment sold in March 1997 (Note 9) and the Company has no further obligations thereunder.

(5) COMMITMENTS AND CONTINGENCIES

  CAPITAL LEASE OBLIGATIONS

     During 1998, the Company entered into several capital leases for computer equipment. The leases are for terms ranging from 36 to 45 months, expiring at various times through 2002. Interest on the Company's capital lease obligations is at rates ranging from 14.7% to 15.1% at December 31, 1998.

     Equipment purchased under capital leases is included in the cost of property and equipment. The following is a summary of property and equipment purchased under capital leases:

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
Computer equipment..........................................   $5,541,851
Less -- accumulated depreciation............................     (590,550)
                                                               ----------
Net book value..............................................   $4,951,301
                                                               ==========

                                 USA.NET, INC.

     At December 31, 1998, future minimum lease payments under capitalized lease obligations are as follows:

Year ended December 31,
  1999......................................................  $ 1,863,512
  2000......................................................    1,815,356
  2001......................................................    1,815,356
  2002......................................................    1,239,339
                                                              -----------
                                                                6,733,563
Less -- amounts representing interest.......................   (1,497,059)
                                                              -----------
Total obligation............................................    5,236,504
Less -- current portion.....................................   (1,239,357)
                                                              -----------
Long-term capital lease obligation..........................  $ 3,997,147
                                                              ===========

     Interest expense under such leases was $78,424 for the year ended December 31, 1998.

  OPERATING LEASE OBLIGATIONS

     The Company leases certain facilities under operating leases that expire at various times through 2003. Future minimum lease payments for such operating leases are as follows at December 31, 1998:

Year ended December 31,
  1999......................................................  $1,141,380
  2000......................................................   1,159,480
  2001......................................................   1,159,480
  2002......................................................     820,016
  2003......................................................     227,256
                                                              ----------
                                                              $4,507,612
                                                              ==========

     Lease expense related to continuing operations for the years ended December 31, 1996, 1997 and 1998, was $50,346, $93,758 and $570,692, respectively.

     On July 28, 1998, the Company entered into a new lease for office space, which required the Company to provide a letter of credit for $160,000.

     Subsequent to yearend, the Company entered into a new lease agreement for additional office space. The lease term is for 38 months and requires monthly rental payments of approximately $20,500 plus variable operating expenses. This commitment is included as a future minimum lease payment in the table above.

  LITIGATION

     In the normal course of business, the Company is subject to, and may become a party to, litigation arising out of its operations. In management's opinion, none of the matters currently in actual or threatened litigation will have a material impact on the Company's financial position or results of operations.

                                 USA.NET, INC.

  REVENUE SHARING AGREEMENTS

     On April 17, 1998, the Company and Netscape Communications Corporation ("Netscape") signed a strategic business agreement and trademark license agreement (collectively, the "Agreement") to offer a free email service through Netscape's portal site, Netscape Netcenter. The service is called Netscape WebMail Powered by USA.NET. The Agreement is a revenue sharing arrangement between the two companies that includes advertising and premium email service revenue. Under the terms of the trademark license agreement, the Company made a one-time non-refundable payment of $5 million. In addition, each party has obligations with regard to performance and marketing. The Company's rights under the Agreement may be terminated if the Company does not meet such performance criteria or under other specified conditions.

     On October 31, 1998, the Company and Netscape signed an addendum to the Agreement to expand the territory in which Netscape WebMail Powered by USA.NET will be offered. Such service may now be offered in specified foreign countries and is subject to a revenue sharing arrangement between the two companies. Under the terms of the addendum, the Company made an additional one-time non-refundable payment of $1.5 million. The Company is also required to pay an additional $625,000 and $375,000 to Netscape in 1999 and 2000, respectively, for additional fees. The future payment of $1,000,000 has been recorded as channel acquisition costs and as a liability at December 31, 1998 and March 31, 1999.

     The Agreements were entered into by the Company primarily to gain access to Netscape's customers and for general strategic marketing purposes. The Company has capitalized such payments. Amortization begins when the service is launched. The Company recorded $1,250,000 of amortization expense in 1998 and $625,000 during the three months ended March 31, 1999 (unaudited) related to Netscape's domestic Netcenter. The international Netcenters are not yet launched.

     On April 8, 1997, the Company entered into an agreement with a certain holder of its preferred stock, in which the Company provides co-branded, advertising supported email services. Under the terms of the agreement, the Company must remit to the investor a percentage of gross revenues, as defined, generated from the use of this service. Through December 31, 1998, no material payments were due under the agreement.

(6) STOCKHOLDERS' EQUITY


     The Board of Directors of the Company is authorized under the Company's Restated Certificate of Incorporation which will be effective upon the completion of this offering (the "Restated Certificate") to issue 160,000,000 shares of capital stock; 150,000,000 shares of which are authorized for common stock and 10,000,000 of which are authorized for preferred stock. Prior to the completion of this offering, the Board of Directors of the Company is authorized to issue 6,222,726 shares of preferred stock (1,100,000 shares are designated for Series A, 1,055,158 shares are designated for Series B convertible preferred stock ("Series B"), 2,033,670 shares are designated for Series C convertible preferred stock ("Series C"), and 2,033,898 shares are designated for Series D convertible preferred stock ("Series D") (collectively, "Series Preferred")).


  COMMON AND PREFERRED STOCK

     In connection with the Reincorporation Merger, each share of USA.NET-Colorado common stock was exchanged for one-half share of USA.NET-Delaware common stock and one share of Series A, and the Company established a par value for both common and preferred stock of $.001 per share.

     In April 1997, the Company entered into a Series B Preferred Stock Purchase Agreement, Investor Rights Agreement and Co-Marketing Program Agreement (collectively the "Series B Agreement") under which it sold 527,579 shares of Series B at $5.69 per share for proceeds of $3,001,925. The Series B

                                 USA.NET, INC.

Agreement also granted the purchaser an option to purchase a minimum of 351,494 shares and a maximum of 527,579 shares of additional Series B at a price equal to the lower of $5.69 per share or the price per share of any preferred stock sold by the Company prior to April 8, 1998. The option was exercised on March 23, 1998 with regard to 356,073 shares at $5.69 per share for proceeds of $2,026,055. The option for the remaining shares expired.

     The Series B Agreement requires that the Company utilize at least $1,675,352 of the proceeds from the sale of Series B for marketing purposes as specified in the Series B Agreement. At December 31, 1997 and 1998, the balance of the restricted cash pursuant to this agreement was $734,704 and $839,504, respectively. Any cash not used for this specified purpose becomes unrestricted between April 1999 and March 2000, or the termination of the Series B Agreement, whichever is earlier.

     In connection with the Series B Agreement, an officer of the Company has entered into a stock restriction agreement. Shares of common stock and Series A held by the officer at the time of issuance of the Series B are subject to repurchase by the Company, at the Company's option, in the event that such officer is terminated for cause or voluntarily ceases to be an employee, director or consultant prior to April 8, 2000. The repurchase price is approximately $0.12 per share for common stock and $4.76 per share for Series A.

     In October 1997, the Company entered into a Series C Preferred Stock Purchase Agreement and an Investor Rights Agreement with various purchasers pursuant to which it sold 736,376 shares of Series C for $6.79 per share for proceeds of $4,999,995. In addition, the Company entered into a Co-Marketing Program Agreement with one of those investors. These three agreements are collectively referred to as the Series C Agreement. The Series C Agreement also granted the purchasers an option to purchase a minimum of 98,085 to 490,426 shares (dependent upon the number of purchasers who exercise the option) and up to a maximum of 736,376 shares of Series C at a price of $6.79 per share. The option was exercised on March 23, 1998 with regard to 736,376 shares at $6.79 per share for total proceeds of $4,999,993. On March 23, 1998 and May 13, 1998, the Company sold an additional 486,918 and 74,000 shares of Series C, respectively, at $6.79 per share for proceeds of $3,306,173 and $502,460, respectively, to various Series C stockholders and other investors.

     The Series C Agreement requires that the Company utilize $1,150,000 of the proceeds from the sale of Series C in October 1997 and $1,000,000 from the sale on March 23, 1998, for marketing and technical development efforts as specified in the Series C Agreement. The unused balance of the restricted cash pursuant to this agreement was released from restriction on May 1, 1998 with regard to the October 1997 sale of Series C and was originally to be released in April 1999 with regard to the March 23, 1998 sale. The unused balance of the restricted cash, with regard to the March 23, 1998 sale, will be released from restriction in October 1999. At December 31, 1997 and 1998, the balance of the restricted cash under this agreement was $1,150,000 and $647,271, respectively.

     In August 1998, the Company entered into a Series D Preferred Stock Purchase Agreement and Investor Rights Agreement (collectively the "Series D Agreement") with various purchasers pursuant to which it sold 1,557,318 shares of Series D for $14.75 per share for proceeds of $22,970,441 (prior to offering costs of $1,894,052, including $313,251 for the issuance of the warrant discussed below).

     The holders of Series Preferred have various rights and preferences as follows:

     Conversion

     The holders of the Series Preferred may, at the option of the holder, be converted at any time into shares of common stock at a current conversion rate of 4.8 shares of common stock for each share of Series Preferred. The conversion ratios will be adjusted in certain circumstances, primarily to prevent dilution. Additionally, each share of Series Preferred will automatically convert into shares of common

                                 USA.NET, INC.

stock based on the then current conversion rate (i) at any time upon the affirmative election of the holders of at least 70% of the outstanding shares of Series Preferred or (ii) upon the closing of a firmly underwritten public offering of the common stock of not less than $20 million (before deduction of underwriters' discounts, commissions and fees) and which results in a per share price of at least 150% of the then applicable price at which the Series D converts into common stock.

     Voting

     The Series Preferred are voted equally with the shares of common stock of the Company, on an as-if converted to common stock basis.

     Dividends

     Holders of the Series B, C and D are entitled to receive on a pari passu basis non-cumulative dividends in preference to any dividend payable on the Series A and the common stock at the rate of 6% of the original purchase for each Series price per annum, when, as and if declared by the Board of Directors. After such payment, the holders of Series A are entitled to receive non-cumulative dividends in preference to any dividends payable on common stock, at the rate of 6% of the stated value ($4.76) per annum, when, as and if declared by the Board of Directors. The holders of Series B, C and D are also entitled to participate pro rata in any dividends paid on the Series A or common stock, on an as-if converted basis. The holders of Series A are also entitled to participate in any dividends paid on the common stock on an as-if converted basis. No dividends on Series Preferred or common stock have been declared by the Board of Directors.

     The Series B and C Agreements also require the prior approval of the Director representative of the Series B and C to the Company's Board of Directors prior to the Company issuing any debt security in excess of 50% of the Company's equity at the closing of such financing, acquiring or obtaining a 10% or greater interest in any other corporation, partnership or entity, declaring or paying dividends on shares of common stock other than in compliance with the Restated Certificate, or selling additional shares of Series B or C, respectively. The rights terminate with respect to the Series B when the original holders of Series B no longer hold at least 250,000 shares of Series B and with respect to the Series C when there are no longer 250,000 shares of Series C outstanding.

     Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including a merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation, the holders of the Series D shall be entitled to receive in preference to the holders of the Series A, B and C and the common stock, $14.75 per share plus any declared but unpaid dividends. After distribution of such amounts to the holders of Series D, the holders of Series B and Series C shall be entitled to receive on a pari passu basis $5.69 and $6.79 per share, respectively, plus any declared but unpaid dividends. After distribution of such amounts, the holders of Series A will be entitled to receive $4.76 per share plus any declared but unpaid dividends. Following such distributions, the remaining assets shall be distributed ratably to the holders of the common stock provided, however, that the Series Preferred will be entitled to participate in distributions to the common stockholders such that, after giving effect to the applicable liquidation preferences of each series, the holders of each series of Series Preferred shall receive aggregate distributions equal to the greater of (i) the liquidation preference applicable to such series and (ii) the amount such holders would have received if their shares of Series Preferred had been converted into common stock immediately prior to such liquidation, dissolution

                                 USA.NET, INC.

or winding up of the Company. If the Company's assets are insufficient to repay any such amounts, as described above, the remaining assets will be distributed ratably, in order of liquidation preference.

  WARRANT

     In connection with the August 1998 issuance of the Series D, the Company issued a warrant to purchase 220,771 shares of the Company's common stock at an exercise price of approximately $3.08 per share, exercisable for a five-year period commencing August 12, 1998. The warrant was valued at a total of $313,251 utilizing the Black-Scholes option pricing model, assuming a volatility factor of 92%, which is based upon an average of comparable public companies.

  STOCK OPTION PLAN

     During 1997, the Company adopted the 1997 Stock Option Plan (the "Plan") under which the Company is authorized to grant incentive and non-qualified stock options to acquire up to 5,973,662 shares of the Company's common stock to employees and directors of the Company. Under the Plan, the exercise price per share of a non-qualified stock option must be equal to at least 50% of the fair market value of the common stock on the date of grant, and the exercise price per share of an incentive stock option must equal the fair market value of the common stock on the date of grant. Options granted vest over various terms with a maximum vesting period of five years and expire after a maximum of 10 years. The Company accounts for the Plan under APB Opinion No. 25, under which no compensation cost has been recognized in the accompanying financial statements.

     The following table summarizes the Plan at December 31, 1997 and 1998, and activity during the years then ended:

                                                      1997                   1998
                                              --------------------   --------------------
                                                          WEIGHTED               WEIGHTED
                                                          AVERAGE                AVERAGE
                                                          EXERCISE               EXERCISE
                                               SHARES      PRICE      SHARES      PRICE
                                              ---------   --------   ---------   --------
Outstanding, beginning of year..............         --    $  --     2,776,800    $ 0.12
Granted.....................................  2,930,400     0.12     1,717,440      1.65
Forfeited or canceled.......................   (153,600)    0.12      (443,520)    (0.31)
Exercised...................................         --       --       (60,000)    (0.12)
                                              ---------    -----     ---------    ------
Outstanding, end of year....................  2,776,800    $0.12     3,990,720    $ 0.76
                                              =========    =====     =========    ======
Exercisable, end of year....................    613,440    $0.12     1,326,960    $ 0.24
                                              =========    =====     =========    ======
Weighted average fair value of options
  granted during the year...................               $0.04                  $ 0.35
                                                           =====                  ======

                                 USA.NET, INC.

     The status of stock options outstanding and exercisable under the Plan at December 31, 1998 is as follows:

                                                                              STOCK OPTIONS
                                       STOCK OPTIONS OUTSTANDING               EXERCISABLE
                               -----------------------------------------   --------------------
                                             WEIGHTED
                                             AVERAGE                                   WEIGHTED
                                            REMAINING        WEIGHTED                  AVERAGE
RANGE OF                       NUMBER OF   CONTRACTUAL       AVERAGE       NUMBER OF   EXERCISE
EXERCISE PRICES                 SHARES     LIFE (YEARS)   EXERCISE PRICE    SHARES      PRICE
---------------                ---------   ------------   --------------   ---------   --------
$0.12-$0.14..................  2,361,120       8.25           $0.12        1,212,960    $0.12
$0.83-$1.46..................    744,000       9.33            1.24          114,000     1.46
$1.88-$2.08..................    885,600       9.75            2.05               --       --
                               ---------       ----           -----        ---------    -----
                               3,990,720       8.78           $0.76        1,326,960    $0.24
                               =========       ====           =====        =========    =====

  PRO FORMA FAIR VALUE DISCLOSURES

     The fair value of each option grant is calculated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                             1997         1998
                                                          ----------   ----------
Risk-free interest rate.................................       6.1%         5.0%
Expected dividend yield.................................         0%           0%
Expected lives outstanding..............................  4.5 years    4.8 years
Expected volatility.....................................     0.001%       0.001%

     Cumulative compensation costs recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting are adjusted as a reduction of pro forma compensation expense in the period of forfeiture.

     Had compensation cost for the Plan been determined consistent with SFAS No. 123, the Company's net loss would have been increased to the following pro forma amounts:


                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                       1997           1998
                                                    -----------   ------------
Net loss:
  As reported.....................................  $(5,336,115)  $(14,894,645)
                                                    ===========   ============
  Pro forma.......................................  $(5,355,267)  $(14,967,224)
                                                    ===========   ============
Basic and diluted net loss per share:
  As reported.....................................  $     (2.09)  $      (5.77)
                                                    ===========   ============
  Pro forma.......................................  $     (2.10)  $      (5.80)
                                                    ===========   ============


  UNEARNED STOCK-BASED COMPENSATION


     In connection with certain stock option grants and common stock issuances during the years ended December 31, 1998 and 1997, the Company recognized unearned compensation totaling $6,054,431 which is being amortized over the vesting periods of the related options. Amortization expense recognized during the year ended December 31, 1998 and 1997 totaled $916,858 and $362,180, respectively.

                                 USA.NET, INC.

(7) MAJOR CUSTOMERS AND SERVICES

     Advertising and other revenue was recorded by the Company in the following significant service categories:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          1997         1998
                                                        ---------   -----------
Consumer email service................................  $782,517    $3,170,445
Messaging solutions for Web portals...................        --     1,427,820
Business email and messaging solutions................        --       104,448
                                                        --------    ----------
                                                        $782,517    $4,702,713
                                                        ========    ==========

     A significant portion of the Company's revenue is derived from a limited number of customers. The Company's sales to customers in excess of 10% of revenues are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                                1997               1998
                                           ---------------   -----------------
                                              $        %         $         %
                                           --------   ----   ----------   ----
Customer A...............................  $142,150   18.1%  $1,271,625   27.0%
Customer B...............................   116,917   14.9%          --     --
Customer C...............................    89,289   11.4%          --     --

     The Company's accounts receivable balances from customers in excess of 10% of the accounts receivable balance are as follows:

                                                        DECEMBER 31,
                                              --------------------------------
                                                   1997             1998
                                              --------------   ---------------
                                                 $       %        $        %
                                              -------   ----   --------   ----
Customer A..................................  $92,150   35.3%  $145,000    9.7%
Customer B..................................   35,335   13.5%        --     --
Customer D..................................   31,500   12.0%        --     --
Customer E..................................   29,000   11.1%        --     --
Customer F..................................       --     --    198,153   13.2%
Customer G..................................       --     --    174,330   11.6%

(8) INCOME TAXES

     The Company terminated its S corporation status effective February 28, 1997. Because the Company incurred losses prior to this date, there is no pro forma income tax provision/benefit, as the Company's history of operating losses result in no benefit being recorded for such losses. Tax net operating losses incurred during this period are not available to offset the Company's future taxable income, if any.

                                 USA.NET, INC.

     The components of the net deferred income tax asset are as follows:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1997         1998
                                                       ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards...................  $1,624,000   $7,136,000
  Other..............................................      19,000      143,000
                                                       ----------   ----------
                                                        1,643,000    7,279,000
Deferred tax liabilities:
  Excess depreciation for tax........................     (72,000)    (395,000)
                                                       ----------   ----------
Net deferred income tax asset........................   1,571,000    6,884,000
Valuation allowance..................................  (1,571,000)  (6,884,000)
                                                       ----------   ----------
                                                       $       --   $       --
                                                       ==========   ==========

     At December 31, 1998, for income tax purposes, the Company has approximately $18,779,000 of net operating loss carryforwards for the period from March 1, 1997 through December 31, 1998. Such net operating losses begin expiring in 2012. The net operating loss for tax purposes differs from that for financial reporting purposes due to differences in reporting certain transactions for income tax and financial reporting purposes.

     The Tax Reform Act of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including significant changes in ownership interests.

     No provision or benefit (actual or pro forma) has been recorded for any period presented due to the Company's history of net losses.

     The Company has determined that approximately $1,571,000 and $6,884,000 of net deferred tax assets at December 31, 1997 and 1998, did not satisfy the realization criteria set forth in SFAS No. 109, "Accounting for Income Taxes." Management believes, that based on all available evidence, it is more likely than not that the deferred tax assets will not be realized. Accordingly, a valuation allowance was recorded against the entire net deferred tax asset.

(9) DISCONTINUED OPERATION

     In March 1997, the Company sold its ISP business segment in order to focus its resources on its Internet email business. This business segment was sold to an entity in which certain significant stockholders of the Company hold a substantial interest. The Company has no interest in, and does not exercise influence over, the ISP.

     The ISP business segment was sold for a promissory note of $925,000, which was collected in full during 1997, and the assumption of a note payable of $324,760. The gain on the sale of the Internet

                                 USA.NET, INC.

service provider business segment was $672,827. Summarized results of operations and financial position data of this discontinued operation were as follows:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       ----------------------
                                                          1996         1997
                                                       -----------   --------
Results of operations:
  Revenues...........................................  $ 1,759,538   $197,496
                                                       ===========   ========
  Income (loss) from operations......................  $(1,629,441)  $ 32,088
                                                       ===========   ========
  Net income (loss) from discontinued operation......  $(1,602,778)  $ 27,150
                                                       ===========   ========

        Basic and diluted per share information is as follows:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       ----------------------
                                                          1996         1997
                                                       -----------   --------
  Basic and diluted net income (loss) from
     discontinued operation..........................  $     (1.11)  $   0.01
                                                       ===========   ========
  Basic and diluted gain on sale of discontinued
     operation.......................................  $        --   $   0.26
                                                       ===========   ========

(10) SUBSEQUENT EVENTS

  LEASE

     On January 21, 1999, the Company entered into a new lease agreement for additional office space. The lease term is for 38 months and requires monthly rental payments of approximately $20,500 plus variable operating expenses (see
Note 5).

  1997 STOCK OPTION PLAN

     At March 19, 1999, the Company had granted stock options under the Plan to purchase an aggregate of approximately 4,719,120 shares of common stock, of which options to purchase approximately 83,520 shares had been exercised, options to purchase approximately 789,120 shares had been forfeited or cancelled and options to purchase approximately 3,846,480 shares at a weighted average exercise price of approximately $0.74 per share remained outstanding. As discussed below, the Company will make no future grants under the Plan.

  1999 EQUITY INCENTIVE PLAN


     The Company adopted the 1999 Equity Incentive Plan (the "1999 Plan"), which replaces the Plan effective March 19, 1999. Effective upon the completion of this offering, there will be an aggregate of 13,000,000 shares of common stock authorized for issuance under the 1999 Plan.


     The 1999 Plan provides for the grant of incentive stock options and non-qualified stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to employees, including officers and employee-directors, directors and consultants of the Company.

     Through March 31, 1999, options to purchase 319,200 shares of common stock had been granted under the 1999 Plan and no stock bonuses or restricted stock had been granted.

                                 USA.NET, INC.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     On April 1, 1999 the Board of Directors approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). There is currently an aggregate of 1,250,000 shares of common stock authorized for issuance under the Purchase Plan. The Purchase Plan will become effective on the effective date of the initial public offering of the Company's common stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of
Section 423 of the Internal Revenue Code. The first offering under the Purchase Plan will begin on the effective date of the initial public offering of the Company's common stock, with the first purchase date being December 31, 1999. Unless otherwise determined, common stock is purchased under the Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of common stock on the commencement date of the offering or (ii) 85% of the fair market value of a share of common stock on the date of purchase. Generally, all regular employees, including executive officers, may participate in the Purchase Plan and may authorize payroll deductions for the purchase of stock. The Purchase Plan will terminate at the Board of Directors direction or when all of the shares reserved for issuance have been purchased.

  1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In April 1999, the board adopted and the stockholders approved the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of USA.NET. The Directors' Plan will become effective on the effective date of the initial public offering of USA.NET's common stock. The board administers the Directors' Plan, unless the board delegates administration to a committee.

     The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 301,000 shares.

  STOCK OPTION GRANTS


     From January 1999 through April 1999, the Company granted stock options to employees to purchase 2,929,680 shares of common stock at exercise prices ranging between $2.50 and $6.25 per share. In connection with such option grants, the Company recognized unearned compensation totaling approximately $26 million which is being amortized over the vesting period of the related options. Additionally, in April 1999 the Company entered into an employment agreement which will require it to record compensation of $750,000 in April 1999 and $2,250,000 ratably through December 31, 2001 in addition to the $26 million discussed above.


  INITIAL PUBLIC OFFERING

     On April 5, 1999, the Company filed a registration statement with the SEC on Form S-1.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by the registrant in connection with the sale of the common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee.........   $   46,200
NASD filing fee.............................................       17,118
Nasdaq National Market listing application fee..............       95,000
Blue Sky fees and expenses..................................        6,000
Printing and engraving expenses.............................      200,000
Legal fees and expenses.....................................      475,000
Accounting fees and expenses................................      200,000
Transfer agent and registrar fees...........................       15,000
Miscellaneous expenses......................................       15,682
                                                               ----------
          TOTAL.............................................   $1,070,000
                                                               ==========

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     We have issued and sold the following securities since April 1, 1996:

     - From May 1, 1996 through December 30, 1996, our Colorado predecessor corporation sold an aggregate of 657,350 shares of common stock to certain existing stockholders at a purchase price of $4.76 per share. 650,000 of these shares were issued pursuant to the conversion of $3,094,000 in indebtedness owed to three of our principal stockholders. The issuance and sale to the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

     - On March 14, 1997, in connection with our reincorporation from Colorado to Delaware, we issued an aggregate of 2,549,328 shares of common stock and an aggregate of 1,062,231 shares of Series A Preferred Stock (which Series A Preferred Stock will convert into 5,098,708 shares of common stock on the closing of this offering) in exchange for cancellation of the issued and outstanding shares of common stock of our Colorado predecessor. The issuance of the shares was exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

     - On April 8, 1997 and March 23, 1998, we issued and sold an aggregate of 883,652 shares of Series B Preferred Stock (which will convert into 4,241,529 shares of common stock on the closing of this offering) at a purchase price of $5.69 per share to an accredited investor. The issuance and sale of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

     - On October 17, 1997, March 23, 1998 and May 13, 1998, we issued and sold an aggregate of 2,033,670 shares of Series C Preferred Stock (which will convert into 9,761,616 shares of common stock on the closing of this offering) at a purchase price of $6.79 per share to accredited investors. The issuance and sale of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

     - In August 1998, we issued and sold an aggregate of 1,557,318 shares of Series D Preferred Stock (which will convert into 7,475,126 shares of common stock on the closing of this offering) at a purchase price of $14.75 per share to accredited investors. The issuance and sale of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

     - On August 12, 1998, we issued a warrant to purchase 220,771 shares of common stock at an exercise price of $3.08 per share to BT Alex. Brown Incorporated, as partial consideration for its services as placement agent for our Series D Preferred Stock financing. The issuance of the warrant was exempt from registration pursuant to
       Section 4(2) of the Securities Act.


     - We have issued an aggregate of 219,240 shares of common stock pursuant to the exercise of stock options having a weighted average exercise price of $.31 per share. The issuance and sale of such shares was exempt from registration pursuant to Rule 701 under the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1.1*            Form of Underwriting Agreement.
         3.1*            Restated Certificate of Incorporation of the Company.
         3.2*            Certificate of Amendment of Restated Certificate of
                         Incorporation of the Company.
         3.3*            Form of Restated Certificate of Incorporation of the Company
                         to become effective upon the closing of the Offering.
         3.4*            Bylaws of the Company.
         3.5*            Amended and Restated Bylaws of the Company to become
                         effective upon the closing of the Offering.
         4.1             Reference is made to Exhibits 3.1 through 3.5.
         4.2             Specimen stock certificate representing shares of Common
                         Stock of the Company.
         5.1*            Opinion of Cooley Godward LLP regarding the legality of the securities being registered.
        10.1*            1997 Stock Option Plan of the Company.
        10.2*            1999 Equity Incentive Plan of the Company.
        10.3*            1999 Non-Employee Directors' Stock Option Plan of the
                         Company.
        10.4*            1999 Employee Stock Purchase Plan of the Company.
        10.5*            Second Amended and Restated Investor Rights Agreement among the Company and certain of its stockholders.
        10.6*            Common Stock Purchase Warrant issued by the Company to BT
                         Alex. Brown Incorporated.
        10.7*            Stock Restriction Agreement between the Company and John W.
                         Street.
        10.8*            Non-Competition Agreement between the Company and John W.
                         Street.
        10.8A*           Employment Agreement between the Company and John W.
                         Gerdelman.
        10.8B*           Employment Agreement between the Company and Kaukab N.
                         Chaudhry.
        10.8C*           Form of Employment Agreement between the Company and each of its other executive officers.
        10.9*            Form of Indemnity Agreement between the Company and each of its directors and executive officers.
        10.10*+          Co-Marketing Program Agreement between the Company and
                         American Express Travel Related Services Company, Inc., as
                         amended.
        10.11*+          Netcenter Services Agreement between the Company and
                         Netscape Communications Corporation, as amended.
        10.12*+          Trademark License Agreement between the Company and Netscape
                         Communications Corporation, as amended.
        10.13*+          Partnership Agreement between the Company and Register.com.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.13A*+         Website Advertising Agreements between the Company and
                         Egghead.com.
        10.14*           Business Loan Agreement between the Company and State Bank and Trust of Colorado Springs.
        10.15*           Office Lease Agreement between the Company and BVT Chapel
                         Hills, Ltd., as amended.
        10.16*           Asset Purchase Agreement between the Company and Internet
                         Express, LLC.
        10.17*           Series B Preferred Stock Purchase Agreement between the
                         Company and American Express Travel Related Services
                         Company, Inc., as amended.
        10.18*           Series C Preferred Stock Purchase Agreement between the
                         Company and the purchasers of its Series C Preferred Stock, as amended.
        10.19*           Series D Preferred Stock Purchase Agreement between the
                         Company and the purchasers of its Series D Preferred Stock.
        23.1*            Consent of Cooley Godward LLP (included in Exhibit 5.1).
        23.2             Consent of Arthur Andersen LLP.
        24.1*            Powers of attorney.
        27.1             Financial Data Schedule for 1997 and 1998.
        27.2*            Financial Data Schedule for 1996.
        27.3             Financial Data Schedule for March 31, 1998 and March 31,
                         1999.
        99.1             Consent of Bruns Grayson, Director-Nominee.
        99.2             Consent of Michael C. Ruettgers, Director-Nominee.
        99.3             Consent of Gerald H. Taylor, Director-Nominee.


---------------


*



    Previously filed.

+ The Company is applying for confidential treatment with respect to portions of these exhibits.

(B) FINANCIAL STATEMENT SCHEDULES.

     Not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, County of El Paso, State of Colorado, on May 28, 1999.


                                            By: /s/ JOHN W. GERDELMAN
                                              ----------------------------------
                                            John W. Gerdelman
                                            Chief Executive Officer and
                                            President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ JOHN W. GERDELMAN                  Chief Executive Officer, President     May 28, 1999
-----------------------------------------------------    and Director (Principal
                  John W. Gerdelman                      Executive Officer)

               /s/ KAUKAB N. CHAUDHRY                  Chief Financial Officer (Principal     May 28, 1999
-----------------------------------------------------    Financial and Accounting
                 Kaukab N. Chaudhry                      Officer)

                          *                            Director                               May 28, 1999
-----------------------------------------------------
                  Jeffrey A. Allred

                 /s/ MARY M. BEAZLEY                   Director                               May 28, 1999
-----------------------------------------------------
                   Mary M. Beazley

                          *                            Director                               May 28, 1999
-----------------------------------------------------
                Karen Griffith Gryga

                          *                            Director                               May 28, 1999
-----------------------------------------------------
                 Lawrence S. Sharnak

                          *                            Chairman of the Board                  May 28, 1999
-----------------------------------------------------
                   John W. Street

              *By: /s/ MARY M. BEAZLEY
  ------------------------------------------------
                   Mary M. Beazley
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1.1*            Form of Underwriting Agreement.
         3.1*            Restated Certificate of Incorporation of the Company.
         3.2*            Certificate of Amendment of Restated Certificate of
                         Incorporation of the Company.
         3.3*            Form of Restated Certificate of Incorporation of the Company
                         to become effective upon the closing of the Offering.
         3.4*            Bylaws of the Company.
         3.5*            Amended and Restated Bylaws of the Company to become
                         effective upon the closing of the Offering.
         4.1             Reference is made to Exhibits 3.1 through 3.5.
         4.2             Specimen stock certificate representing shares of Common
                         Stock of the Company.
         5.1*            Opinion of Cooley Godward LLP regarding the legality of the securities being registered.
        10.1*            1997 Stock Option Plan of the Company.
        10.2*            1999 Equity Incentive Plan of the Company.
        10.3*            1999 Non-Employee Directors' Stock Option Plan of the
                         Company.
        10.4*            1999 Employee Stock Purchase Plan of the Company.
        10.5*            Second Amended and Restated Investor Rights Agreement among the Company and certain of its stockholders.
        10.6*            Common Stock Purchase Warrant issued by the Company to BT
                         Alex. Brown Incorporated.
        10.7*            Stock Restriction Agreement between the Company and John W.
                         Street.
        10.8*            Non-Competition Agreement between the Company and John W.
                         Street.
        10.8A*           Employment Agreement between the Company and John W.
                         Gerdelman.
        10.8B*           Employment Agreement between the Company and Kaukab N.
                         Chaudhry.
        10.8C*           Form of Employment Agreement between the Company and each of its other executive officers.
        10.9*            Form of Indemnity Agreement between the Company and each of its directors and executive officers.
        10.10*+          Co-Marketing Program Agreement between the Company and
                         American Express Travel Related Services Company, Inc., as
                         amended.
        10.11*+          Netcenter Services Agreement between the Company and
                         Netscape Communications Corporation, as amended.
        10.12*+          Trademark License Agreement between the Company and Netscape
                         Communications Corporation, as amended.
        10.13*+          Partnership Agreement between the Company and Register.com.
        10.13A*+         Website Advertising Agreements between the Company and
                         Egghead.com.
        10.14*           Business Loan Agreement between the Company and State Bank and Trust of Colorado Springs.
        10.15*           Office Lease Agreement between the Company and BVT Chapel
                         Hills, Ltd., as amended.
        10.16*           Asset Purchase Agreement between the Company and Internet
                         Express, LLC.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.17*           Series B Preferred Stock Purchase Agreement between the
                         Company and American Express Travel Related Services
                         Company, Inc., as amended.
        10.18*           Series C Preferred Stock Purchase Agreement between the
                         Company and the purchasers of its Series C Preferred Stock, as amended.
        10.19*           Series D Preferred Stock Purchase Agreement between the
                         Company and the purchasers of its Series D Preferred Stock.
        23.1*            Consent of Cooley Godward LLP (included in Exhibit 5.1).
        23.2             Consent of Arthur Andersen LLP.
        24.1*            Powers of attorney.
        27.1             Financial Data Schedule for 1997 and 1998.
        27.2*            Financial Data Schedule for 1996.
        27.3             Financial Data Schedule for March 31, 1998 and March 31,
                         1999.
        99.1             Consent of Bruns Grayson, Director-Nominee.
        99.2             Consent of Michael C. Ruettgers, Director-Nominee.
        99.3             Consent of Gerald H. Taylor, Director-Nominee.


---------------


*



    Previously filed.

+ The Company is applying for confidential treatment with respect to portions of these exhibits.